    As filed with the Securities and Exchange Commission on June 13, 1997

                           Registration No. 333-____


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                                 CFX CORPORATION
               (Exact name of registrant as specified in charter)

New Hampshire                         6712                           02-0402421
(State or other                 (Primary Standard              (I.R.S. Employer
jurisdiction of             Industrial Classification       Identification No.)
incorporation or                  Code Number)
organization)

                                 102 Main Street
                           Keene, New Hampshire 03431
                                 (603) 352-2502
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               Gregg R. Tewksbury
                             Chief Financial Officer
                                 CFX Corporation
                                 102 Main Street
                           Keene, New Hampshire 03431
                                 (603) 355-8607
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
Steven Kaplan, Esq.                          Peter W. Coogan, Esq.
Arnold & Porter                              Foley Hoag & Eliot LLP
555 12th Street, N.W.                        One Post Office Square
Washington, DC 20008                         Boston, Massachusetts 02109
(202) 942-5998                               (617) 832-1116

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box [ ]


                      CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
                                    Proposed    Proposed
Title of each                       maximum     maximum            Amount
class of securities   Amount to be  offering    aggregate          of regis-
to be registered      registered    price per   offering           tration
                                    unit        price              fee
--------------------------------------------------------------------------------
Common Stock
($0.66 2/3 Par Value)  6,400,000    $16.96(1)   $108,544,000(1)    $32,892(2)

--------------------------------------------------------------------------------


(1) Estimated solely for the purpose of computing the registration fee. Computed in accordance with Rule 457(f)(1) on the basis of the average of high and low prices of Common Stock of Community Bankshares, Inc. on The Nasdaq Stock Market on June 6, 1997 of $37.31, as adjusted to reflect the maximum Community
Exchange Ratio of 2.2.

(2) $15,592.62 was previously paid in connection with the filing of proxy materials with the Commission by CFX Corporation on April 17, 1997 pursuant to Rule 14a-6(i)(4) under the Securities Exchange Act of 1934, as amended. $17,300 is paid herewith.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                            SCHEDULE 14A INFORMATION

          PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
                  EXCHANGE ACT OF 1934 (AMENDMENT NO.       )

FILED BY THE REGISTRANT [ ]       FILED BY A PARTY OTHER THAN THE REGISTRANT [ ]

--------------------------------------------------------------------------------

Check the appropriate box:
[ ] Preliminary Proxy Statement
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to sec.240.14a-11(c) or sec.240.14a-12
[ ] Confidential, for Use of the Commission Only (as permitted by Rule
    14a-6(e)(2))

                                      [ ]
                (Name of Registrant as Specified In Its Charter)

                                      [ ]
                   (Name of Person(s) Filing Proxy Statement)

PAYMENT OF FILING FEE (CHECK THE APPROPRIATE BOX):
[ ] No fee required.
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

    1) Title of each class of securities to which transaction applies:

    2) Aggregate number of securities to which transaction applies:

    3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

    4) Proposed maximum aggregate value of transaction:

    5) Total fee paid:

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule
    0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    1) Amount Previously Paid:

    2) Form, Schedule or Registration Statement No.:

    3) Filing Party:

    4) Date Filed:

--------------------------------------------------------------------------------

                  CONFIDENTIAL; FOR USE OF THE COMMISSION ONLY
                               PRELIMINARY COPIES

                           COMMUNITY BANKSHARES, INC.
                              43 NORTH MAIN STREET
                          CONCORD, NEW HAMPSHIRE 03301
                                 (603) 224-1100

                                 JUNE 18, 1997

Dear Stockholder:

     You are cordially invited to attend a Special Meeting of Stockholders of Community Bankshares, Inc. ("Community") to be held on July 30, 1997 at 10:00 a.m., local time, at the Capitol Center for the Arts, 44 South Main Street, Concord, New Hampshire (the "Special Meeting").

     At the Special Meeting, stockholders will be asked to approve the Agreement and Plan of Reorganization, dated as of March 24, 1997, by and among Community, its wholly owned subsidiaries Concord Savings Bank ("Concord") and Centerpoint Bank ("Centerpoint"), CFX Corporation ("CFX") and CFX's wholly owned subsidiary CFX Bank (the "Reorganization Agreement") and the related Plan of Share Exchange (the "Plan of Exchange" and together with the Reorganization Agreement, the "Acquisition Agreement"). CFX, a New Hampshire corporation, is a registered bank holding company with its principal place of business in Keene, New Hampshire. A copy of the Acquisition Agreement is attached to the accompanying Proxy Statement-Prospectus as Appendix A.

     If the Acquisition Agreement is approved and the acquisition of Community by CFX (the "Acquisition") is consummated, each outstanding share of Community Common Stock, other than shares as to which dissenters' rights have been perfected and shares held by Community as treasury stock, will be converted into the right to receive 2.2 shares of CFX Common Stock, subject to adjustment under certain circumstances, as described more fully in the accompanying Proxy Statement-Prospectus, depending upon the trading prices of CFX Common Stock on the American Stock Exchange during the fifteen consecutive trading days prior to the effective date of the Acquisition. The Acquisition Agreement provides that Concord and Centerpoint will be merged with CFX Bank, with CFX Bank as the surviving bank.

     Approval of the Acquisition Agreement requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Community Common Stock. Accordingly, proxies marked "Abstain" or shares that are not voted will have the same effect as votes against the Acquisition Agreement. We urge you to take the time to consider this important matter and vote now.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE ACQUISITION AGREEMENT AND RELATED TRANSACTIONS AND RECOMMENDS A VOTE "FOR" THE ACQUISITION AGREEMENT. The Board reached this decision after careful consideration of a number of factors. The enclosed Proxy Statement-Prospectus contains more detailed information concerning the Board's decision and the proposed transaction (including the method for determining the exchange ratio). We urge you to consider it carefully.

     In order to make sure that your vote is represented, you are urged to sign, date and mail the enclosed proxy card promptly in the postage-prepaid envelope provided, whether or not you plan to attend the Special Meeting. If you attend the Special Meeting, you may vote in person even if you have already mailed your proxy card.

     Community stock certificates should not be returned with the proxy and should not be forwarded until you receive a letter of transmittal that will be provided shortly after the Acquisition is consummated.

     On behalf of the Community Board, I thank you for your continued support and urge you to vote for the Acquisition Agreement.

                                          Sincerely yours,

                                          DOUGLAS CRICHFIELD
                                          President and Chief Executive Officer

                           COMMUNITY BANKSHARES, INC.
                              43 NORTH MAIN STREET
                          CONCORD, NEW HAMPSHIRE 03301
                                 (603) 224-1100

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON JULY 30, 1997

To the Stockholders of Community Bankshares, Inc.

     Notice is hereby given that a Special Meeting of the Stockholders of Community Bankshares, Inc. ("Community") will be held on July 30, 1997, at 10:00 a.m., local time, at the Capitol Center for the Arts, 44 South Main Street, Concord, New Hampshire, for the purpose of considering and voting upon the following matters:

          1. A proposal to approve and adopt the Agreement and Plan of Reorganization, dated as of March 24, 1997, by and among Community, Community's wholly owned subsidiaries Concord Savings Bank and Centerpoint Bank, CFX Corporation ("CFX") and CFX's wholly owned subsidiary CFX Bank (the "Reorganization Agreement") and the related Plan of Share Exchange (the "Plan of Exchange" and, together with the Reorganization Agreement, the "Acquisition Agreement"), and each of the transactions contemplated thereby. Pursuant to the Acquisition Agreement, all of the outstanding capital stock of Community, par value $1.00 per share, would be acquired by CFX, and stockholders of Community would receive shares of common stock of CFX, par value $0.66 2/3 per share, all as more fully described in the attached Proxy Statement-Prospectus. A copy of the Acquisition Agreement is attached as Appendix A to the accompanying Proxy Statement-Prospectus and certain related documents are attached as exhibits thereto.

          2. Such other matter or matters as may properly come before the meeting or any adjournment or adjournments thereof.

     Only stockholders of record at the close of business on June 12, 1997 (the "Record Date") are entitled to notice of and to vote at the Special Meeting. The affirmative vote of the holders of two-thirds of the shares of Common Stock of Community outstanding on the Record Date is required for approval of the Acquisition Agreement.

     The persons named as proxies may propose and vote for one or more adjournments or postponements of the Special Meeting to permit further solicitation of proxies in favor of the foregoing proposal.

     If the proposal described in Item 1 above is approved by the stockholders at the Special Meeting and effected by Community, stockholders of Community who follow the procedures set forth in Sections 293-A:13.01 through 293-A:13.31 of the New Hampshire Revised Statutes Annotated, the full text of which is included as Appendix D, will have dissenters' rights of appraisal as therein provided. This right is explained more fully in the accompanying Proxy Statement-Prospectus in the section headed "THE PROPOSED ACQUISITION -- Rights of Dissenting Stockholders."

     A PROXY STATEMENT-PROSPECTUS IS SET FORTH ON THE FOLLOWING PAGES AND A PROXY CARD IS ENCLOSED HEREWITH. TO ENSURE THAT YOUR VOTE IS COUNTED, PLEASE COMPLETE, SIGN, DATE AND RETURN THE PROXY CARD IN THE ENCLOSED, POSTAGE-PAID RETURN ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. HOWEVER, ATTENDANCE AT THE SPECIAL MEETING WILL NOT OF ITSELF CONSTITUTE REVOCATION OF A PROXY. IF YOUR SHARES ARE NOT REGISTERED IN YOUR OWN NAME, YOU WILL NEED ADDITIONAL DOCUMENTATION FROM THE HOLDER OF RECORD OF SUCH SHARES IN ORDER TO VOTE PERSONALLY AT THE SPECIAL MEETING.

                                          By Order of the Board of Directors

                                          GERALD R. EMERY
                                          Secretary

Concord, New Hampshire
June 18, 1997

                           COMMUNITY BANKSHARES, INC.

                            ------------------------

                           PROXY STATEMENT-PROSPECTUS
                                      FOR
                        SPECIAL MEETING OF STOCKHOLDERS
                            TO BE HELD JULY 30, 1997

                            ------------------------

                                  INTRODUCTION

     This Proxy Statement-Prospectus is being furnished to stockholders of Community Bankshares, Inc. ("Community") in connection with the solicitation of proxies by the Board of Directors of Community for use at the Special Meeting of Stockholders, and any adjournment thereof, to be held at the time and place set forth in the accompanying notice (the "Special Meeting"). It is anticipated that the mailing of this Proxy Statement-Prospectus and the enclosed proxy card will commence on or about June 18, 1997.

     At the Special Meeting, stockholders of Community will be asked to approve an Agreement and Plan of Reorganization, dated as of March 24, 1997, by and among Community, its wholly owned subsidiaries Concord Savings Bank ("Concord") and Centerpoint Bank ("Centerpoint"), CFX Corporation ("CFX"), and CFX's wholly owned subsidiary CFX Bank (the "Reorganization Agreement"), and a related Plan of Share Exchange (the "Plan of Exchange" and, together with the Reorganization Agreement, the "Acquisition Agreement"), providing for the acquisition (the "Acquisition") by CFX of all of the issued and outstanding shares of Community Common Stock (as defined below). The Acquisition Agreement provides for the merger (the "Holding Company Merger") of Community with and into CFX with CFX as the surviving corporation (the "Surviving Corporation") and the merger of Concord and Centerpoint with and into CFX's wholly owned subsidiary, CFX Bank (the "Bank Merger"). The Acquisition, Holding Company Merger and Bank Merger are sometimes collectively referred to herein as the "Transactions." CFX is a New Hampshire corporation and a registered bank holding company. The Acquisition Agreement is attached to this Proxy Statement-Prospectus as Appendix A.

     At the Effective Date (as defined in "THE PROPOSED ACQUISITION -- Closing; Effective Date; Termination"), each share of common stock, par value $1.00 per share, of Community ("Community Common Stock") issued and outstanding immediately prior to the Effective Date (each such share to include an attached right issued pursuant to the Community Rights Agreement (as defined in "SUMMARY -- The Proposed Acquisition") other than dissenting shares and except as otherwise provided in the Acquisition Agreement, will be converted into an amount of common stock, par value $0.66 2/3 per share, of CFX ("CFX Common Stock") equal to one share multiplied by the appropriate Exchange Ratio (as defined in "SUMMARY -- The Proposed Acquisition") and cash in lieu of any fractional share of CFX Common Stock.

     For a more complete description of the Acquisition Agreement and the terms of the Acquisition, see the table and graph depicting the pricing mechanism in "SUMMARY -- Proposed Acquisition" and the narrative description in "THE PROPOSED ACQUISITION -- Terms of the Acquisition."

     THE SHARES OF CFX COMMON STOCK OFFERED HEREBY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION ("FDIC") AND ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK SUBSIDIARY OF CFX.

     THE CFX COMMON STOCK TO BE ISSUED IN CONNECTION WITH THE ACQUISITION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES AUTHORITY NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT-PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     No person is authorized to give any information or to make any representation not contained in this Proxy Statement-Prospectus and, if given or made, such information or representation should not be relied upon as having been authorized.

     This Proxy Statement-Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Proxy Statement-Prospectus, in any jurisdiction, to any person to whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. Neither the delivery of this Proxy Statement-Prospectus nor any distribution of securities made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of CFX or Community since the date of this Proxy Statement-Prospectus.

     This Proxy Statement-Prospectus constitutes a prospectus of CFX for up to 6,400,000 shares of CFX Common Stock issuable in connection with the Acquisition.

         The date of this Proxy Statement-Prospectus is June 18, 1997.

                               TABLE OF CONTENTS

                                                                                     PAGE NO.
                                                                                     ---------
INTRODUCTION.....................................................................         1
AVAILABLE INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE.......................         4
SUMMARY..........................................................................         7
CFX CORPORATION SELECTED HISTORICAL FINANCIAL DATA...............................        20
COMMUNITY BANKSHARES, INC. SELECTED HISTORICAL FINANCIAL DATA....................        21
CFX CORPORATION -- COMMUNITY BANKSHARES, INC. SELECTED PRO FORMA COMBINED
  FINANCIAL DATA (UNAUDITED).....................................................        22
CFX CORPORATION -- COMMUNITY BANKSHARES, INC. -- PORTSMOUTH BANK SHARES, INC.
  SELECTED PRO FORMA COMBINED FINANCIAL DATA (UNAUDITED).........................        23
MEETING INFORMATION..............................................................        24
  Date, Place and Time...........................................................        24
  Record Date; Voting Rights.....................................................        24
  Voting and Revocation of Proxies...............................................        24
  Solicitation of Proxies........................................................        25
  Beneficial Ownership...........................................................        25
THE PROPOSED ACQUISITION.........................................................        27
  Background of the Acquisition..................................................        27
  Reasons for the Acquisition; Recommendation of the Board of Directors..........        29
  Opinion of Financial Advisor...................................................        29
  Terms of the Acquisition.......................................................        34
  Surrender of Certificates......................................................        36
  Resale of CFX Common Stock.....................................................        36
  Representations and Warranties; Conditions to the Acquisition; Waiver..........        37
  Regulatory and Other Approvals.................................................        37
  Business Pending the Acquisition...............................................        39
  No Solicitation................................................................        39
  Closing; Effective Date; Termination...........................................        39
  Management and Operations After the Acquisition................................        40
  Effect on Employees and Benefit Plans..........................................        41
  Certain Federal Income Tax Consequences........................................        43
  Accounting Treatment...........................................................        44
  Stock Option Agreement.........................................................        44
  Rights of Dissenting Stockholders..............................................        45
  Certain Differences in Rights of Stockholders..................................        47
PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED).........................        50
CERTAIN REGULATORY CONSIDERATIONS................................................        57
LEGAL MATTERS....................................................................        60
EXPERTS..........................................................................        60
STOCKHOLDER PROPOSALS............................................................        60
APPENDIX A -- AGREEMENT AND PLAN OF REORGANIZATION
  (INCLUDING RELATED PLAN OF SHARE EXCHANGE AS ANNEX A)..........................       A-1
APPENDIX B -- STOCK OPTION AGREEMENT.............................................       B-1
APPENDIX C -- OPINION OF MCCONNELL, BUDD & DOWNES, INC...........................       C-1
APPENDIX D -- SECTIONS 293-A:13.01 THROUGH 293-A:13.31 OF THE NEW HAMPSHIRE
  REVISED STATUTES ANNOTATED.....................................................       D-1

           AVAILABLE INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE

     Community, CFX and Portsmouth Bank Shares, Inc. ("Portsmouth") (see "SUMMARY -- The Companies" for a discussion of the proposed merger of Portsmouth with CFX) are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports, proxy statements and other information with the Commission. Proxy statements, reports and other information concerning Community, CFX and Portsmouth can be inspected and copied at the office of the Securities and Exchange Commission (the "Commission") at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and the Commission's Regional Offices in New York (7 World Trade Center, Suite 1300, New York, New York 10048) and Chicago (CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661), and copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site (located at http://www.sec.gov) which contains reports, proxy and information statements and other information regarding Community, CFX and Portsmouth. Community Common Stock and Portsmouth Common Stock are listed on the Nasdaq National Market. Consequently, reports, proxy statements and other information concerning Community and Portsmouth may also be inspected at the offices of the Nasdaq Stock Market, Inc. at 1735 K Street, N.W., Washington, D.C. 20006. CFX Common Stock is listed on the American Stock Exchange. Consequently, reports, proxy statements and other information concerning CFX may also be inspected at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006.

     CFX has filed a Registration Statement (the "Registration Statement") on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), relating to the securities to be issued in connection with the Acquisition. For further information pertaining to the securities of CFX to which this Proxy Statement-Prospectus relates, reference is made to the Registration Statement, including the exhibits and schedules filed as a part thereof. Under applicable securities laws, certain information contained in the Registration Statement is not required to be included in the Proxy Statement-Prospectus. However, the Proxy Statement-Prospectus includes all material information contained in the Registration Statement, and the entire Registration Statement, including exhibits, may be obtained from the Commission in the manner described above and to which reference is hereby made. Statements contained in this Proxy Statement-Prospectus or in any document incorporated by reference herein or in the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such other documents filed as exhibits to the Registration Statement, each such statement being qualified in all respects by such reference.

     THIS PROXY STATEMENT-PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE RELATING TO CFX, COMMUNITY AND PORTSMOUTH THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS, OTHER THAN EXHIBITS THERETO, ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER OF COMMUNITY COMMON STOCK, TO WHOM THIS PROXY STATEMENT-PROSPECTUS IS DELIVERED UPON WRITTEN OR ORAL REQUEST TO, IN THE CASE OF INFORMATION CONCERNING CFX, CFX CORPORATION, 102 MAIN STREET, KEENE, NEW HAMPSHIRE 03431, ATTENTION: GREGG R. TEWKSBURY, CHIEF FINANCIAL OFFICER (TELEPHONE: 603-352-2502), IN THE CASE OF INFORMATION CONCERNING COMMUNITY, COMMUNITY BANKSHARES, INC., 43 NORTH MAIN STREET, CONCORD, NEW HAMPSHIRE 03301, ATTENTION: JOHN C. BAITY, CHIEF FINANCIAL OFFICER (TELEPHONE: 603-224-1100), OR, IN THE CASE OF INFORMATION CONCERNING PORTSMOUTH, PORTSMOUTH BANK SHARES, INC., 333 STATE STREET, PORTSMOUTH, NEW HAMPSHIRE 03801, ATTENTION: MARK E. SIMPSON, SECRETARY AND TREASURER (TELEPHONE:
603-436-6630). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY JULY 23, 1997.

INFORMATION INCORPORATED BY REFERENCE

     The following documents previously filed by CFX with the Commission are incorporated by reference herein:

        (1) CFX's Annual Report on Form 10-K for the year ended December 31,
     1996;

        (2) Amendment No. 1 to CFX's Annual Report on Form 10-K/A for the year ended December 31, 1996;

        (3) CFX's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

        (4) CFX's Current Report on Form 8-K dated February 21, 1997; and

        (5) the description of CFX Common Stock contained in a registration statement on Form 8-A dated November 13, 1990 filed by CFX (then known as Cheshire Financial Corporation).

     The following documents previously filed by Community with the Commission are incorporated by reference herein:

        (1) Community's Annual Report on Form 10-K for the year ended December 31, 1996;

        (2) Community's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; and

        (3) the description of Community's Rights Agreement contained in Community's registration statement on Form 8-A filed on June 30, 1989.

     In addition, Portsmouth's Annual Report on Form 10-K for the year ended December 31, 1996 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, previously filed by Portsmouth with the Commission, are incorporated by reference herein.

     In addition, all documents subsequently filed by CFX, Community or Portsmouth with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date of the Special Meeting shall be deemed to be incorporated by reference into this Proxy Statement-Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement-Prospectus to the extent that a statement contained herein, or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement-Prospectus.

     THIS PROXY STATEMENT-PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF CFX FOLLOWING THE CONSUMMATION OF THE ACQUISITION. CFX has made, and may continue to make, various forward-looking statements with respect to earnings per share, cost savings related to acquisitions, credit quality and other financial business matters for 1997 and, in certain instances, subsequent periods. CFX cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, and that statements for periods subsequent to 1997 are subject to greater uncertainty because of the increased likelihood of changes in underlying factors and assumptions. Actual results could differ materially from forward-looking statements. In addition to those factors disclosed by CFX in documents incorporated herein by reference and those factors identified elsewhere herein, the following factors could cause actual results to differ materially from such forward-looking statements: continued pricing pressures on loan and deposit products; actions of competitors; changes in economic conditions; the extent and timing of actions of the Federal Reserve Board; continued customer disintermediation; customers' acceptance of CFX's products and services; and the extent and timing of legislative and regulatory actions and reforms. CFX's forward-looking statements speak only as of the date on which such statements are made. By making any forward-looking statements, CFX assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

CFX CORPORATION
Overview of Branch Network
-------------------------------------------------------------------------------
                                [MAP OF COUNTIES]

                                    SUMMARY

     This summary is necessarily general and abbreviated and has been prepared to assist stockholders in their review of this Proxy Statement-Prospectus. This summary is not intended to be a complete explanation of the matters covered in this Proxy Statement-Prospectus and is qualified in all respects by reference to the more detailed information contained elsewhere in this Proxy Statement-Prospectus, the Appendices hereto and the documents incorporated herein by reference. Stockholders are urged to read this Proxy Statement-Prospectus and the Appendices hereto in their entirety.

THE COMPANIES

     CFX. CFX is a New Hampshire corporation registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"). As of March 31, 1997, CFX had total consolidated assets of $1.7 billion and total stockholders' equity of $133.8 million. CFX's three banking subsidiaries are CFX Bank, headquartered in Keene, New Hampshire, Safety Fund National Bank, headquartered in Fitchburg, Massachusetts ("Safety Fund"), and Orange Savings Bank, headquartered in Orange, Massachusetts ("Orange Savings"). CFX Mortgage, Inc., CFX Bank's mortgage banking subsidiary, services approximately $886 million in mortgage loans for others. In addition, CFX Funding L.L.C., a 51% owned subsidiary of CFX Bank that engages in the facilitation of lease financing and rated securitizations, services over $108 million in leases for others. Through its subsidiary banks, CFX operates 42 full service offices, two loan production offices and 68 automated teller and remote service banking locations in New Hampshire and north central Massachusetts, and operates a trust division with $371 million in assets.

     On February 13, 1997, CFX entered into a definitive agreement with Portsmouth Bank Shares, Inc., Portsmouth, New Hampshire ("Portsmouth"), pursuant to which Portsmouth will be merged with and into CFX. Immediately thereafter, Portsmouth Savings Bank ("Portsmouth Bank"), a wholly owned subsidiary of Portsmouth, will be merged with and into CFX Bank (the mergers of Portsmouth with and into CFX and Portsmouth Bank with and into CFX Bank constituting the "Portsmouth Acquisition;" the Portsmouth Acquisition and the Acquisition are sometimes collectively referred to as the "Acquisitions"). Under this definitive agreement, CFX would issue up to 6,400,000 shares of CFX Common Stock in the aggregate for approximately 5,872,334 outstanding shares of Portsmouth Common Stock. As of March 31, 1997, Portsmouth reported total assets of $262.9 million and stockholders' equity of $66.1 million. Portsmouth Bank has three full service offices located in southeastern New Hampshire. CFX expects the Portsmouth Acquisition to close in the third quarter of 1997. Historical financial information regarding Portsmouth is included in documents incorporated by reference. See "AVAILABLE INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE." Pro forma financial information giving effect to the Acquisitions is included elsewhere herein. See "-- Comparative Per Share Data" and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)."

     From time to time, CFX investigates and holds discussions and negotiations in connection with possible transactions with other banks and financial service entities. At the date hereof, CFX has not entered into any agreements or understandings with respect to any significant transactions of the type referred to above except for the transactions described herein. If required under applicable law or AMEX policy, any such transactions would be subject to regulatory approval and the approval of stockholders.

     The principal executive offices of CFX are located at 102 Main Street, Keene, New Hampshire 03431. Its telephone number is (603) 352-2502. For additional information concerning the business of CFX and its financial condition, reference should be made to the CFX documents incorporated herein by reference. See "AVAILABLE INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE."

     Community. Community is a New Hampshire corporation registered as a bank holding company under the BHCA. As of March 31, 1997, Community had total consolidated assets of $580.6 million and total stockholders' equity of $41.4 million. Community's two banking subsidiaries are Concord Savings Bank, headquartered in Concord, New Hampshire ("Concord"), and Centerpoint Bank, headquartered in Bedford, New Hampshire ("Centerpoint"). Concord is engaged principally in the business of attracting deposits from the general public and investing those deposits in commercial and consumer loans, in residential and commercial real estate loans and in various investment securities. Concord operates seven full service banking offices in New Hampshire, four of which are located in Concord, and one each in Weare, Tilton and Hooksett. It originates indirect automobile and recreational vehicle loans through dealers located throughout New Hampshire. Centerpoint is a trust company (commercial bank) with four full service banking offices in New Hampshire located in Bedford, Portsmouth, Manchester and Nashua. Centerpoint's business is principally commercial banking, attracting deposits from and making loans to small-to-medium sized businesses primarily in the geographic areas of its offices. It also takes retail deposits from the general public and makes personal and consumer loans.

     The principal executive offices of Community are located at 43 North Main Street, Concord, New Hampshire 03301. Its telephone number is (603) 224-1100.

THE SPECIAL MEETING

     The Special Meeting of Stockholders of Community will be held on July 30, 1997, at 10:00 a.m., local time, at the Capitol Center for the Arts, 44 South Main Street, Concord, New Hampshire. Only holders of record of Community Common Stock at the close of business on June 12, 1997 (the "Record Date") will be entitled to notice of and to vote at such Special Meeting. At such date, 2,477,738 shares of Community Common Stock were outstanding and entitled to vote. For additional information with respect to the Special Meeting and the voting rights of stockholders, see "MEETING INFORMATION."

THE PROPOSED ACQUISITION

     At the Effective Date, CFX will acquire all of the outstanding capital stock of Community. The Acquisition Agreement provides that, immediately thereafter, Community will be merged with and into CFX, whereupon the separate existence of Community will cease. CFX, as the surviving entity in these transactions, will continue unaffected and unimpaired by such transactions. The Acquisition Agreement further provides that, upon consummation of the Acquisition, Concord and Centerpoint will be merged with and into CFX Bank, whereupon the separate existence of Concord and Centerpoint will cease.

     At the Effective Date, each share of Community Common Stock issued and outstanding immediately prior to the Effective Date (each such share to include an attached right issued pursuant to the Rights Agreement adopted by Community in 1989 (the "Community Rights Agreement")), other than dissenting shares and except as otherwise provided in the Acquisition Agreement, will be exchanged for an amount of CFX Common Stock equal to one share multiplied by the appropriate Exchange Ratio and cash in lieu of any fractional share of CFX Common Stock.

     The number of shares of CFX Common Stock to be received for each share of Community Common Stock (the "Exchange Ratio") will be a function of the average of the averages of the high and low prices of CFX Common Stock on the American Stock Exchange ("AMEX") for the fifteen consecutive trading days preceding the Effective Date (the "Average CFX Trading Price").

     The Exchange Ratio will be 2.2 if the Average CFX Trading Price is more than $13.50 but not more than $18.18. If the Average CFX Trading Price is more than $18.18 but not more than $20.00, the Exchange Ratio will be $40.00 divided by the Average CFX Trading Price. If the Average CFX Trading Price is more than $20.00, the Exchange Ratio will be 2.0. If the Average CFX Trading Price is $13.50 or less, Community may elect to terminate the Acquisition unless CFX agrees to an Exchange Ratio equal to $29.70 divided by the Average CFX Trading Price (the "Cure Ratio"). However, if the Average CFX Trading Price is $13.50 or less and Community does not elect to terminate the Acquisition, the Exchange Ratio will be 2.2. If Community elects to terminate the Acquisition, CFX is not required to agree to the Cure Ratio.

     The Acquisition Agreement provides the means of determining the Exchange Ratio at every Average CFX Trading Price. This pricing mechanism can be depicted in the following tabular form and in the following graph:

      AVERAGE CFX          EXCHANGE       COMMUNITY PER
     TRADING PRICE         RATIO (1)       SHARE VALUE
-----------------------    ---------     ----------------
More than $20.00.......    2.0           More than $40.00
More than $18.18, but      2.0 - 2.2     $40.00
  not more than
  $20.00...............
More than $13.50, but      2.2           $29.72 to $40.00
  not more than
  $18.18...............
$13.50 or less.........    (2)           (2)

---------------
(1) In the event that, before the Effective Date of the Acquisition, an announcement is made with respect to a business combination involving the acquisition of CFX or a substantial portion of its assets, the Exchange Ratio shall be not less than 2.2.

(2) If the Average CFX Trading Price is $13.50 or less, by action of its Board of Directors, Community may, but need not, seek to terminate the Acquisition Agreement by giving written notice to CFX prior to the third day preceding the Closing Date (as defined in "THE PROPOSED ACQUISITION -- Closing; Effective Date; Termination"). Within two business days thereafter, CFX may elect to increase the Exchange Ratio to $29.70 divided by the Average CFX Trading Price. If CFX makes such an election, the Acquisition Agreement will not terminate and the Acquisition will be consummated at the increased Exchange Ratio. In determining whether to elect to terminate the Acquisition Agreement, the Community Board will, consistent with its fiduciary duties, consider all of the relevant facts and circumstances existing at the time, including, without limitation, the following: whether it believes that CFX is prepared to increase the Exchange Ratio, as described above; the market for bank stocks in general and the relative value of the Community Common Stock and the CFX Common Stock; and the advice of its financial advisors and legal counsel. By approving the Acquisition Agreement, the Community stockholders will be permitting the Community Board to determine, in the exercise of its fiduciary duties and without any further solicitation of the Community stockholders, whether or not to proceed with the Acquisition if the Average CFX Trading Price is $13.50 or less. See "THE PROPOSED ACQUISITION -- Closing; Effective Date; Termination."

     If the Average CFX Trading Price were equal to $17.25 (the closing price of CFX Common Stock on March 21, 1997, the last trading day prior to announcement of the proposed Acquisition) and 2,465,237 shares of Community Common Stock were outstanding (the number of shares outstanding on March 21, 1997), the aggregate consideration to be paid in connection with the Acquisition would have a value of approximately $93.5 million, excluding the value of options to acquire CFX Common Stock that would be substituted for outstanding employee stock options to purchase Community Common Stock.

                         [COMMUNITY BANK SHARES GRAPH]
                           AVERAGE CFX TRADING PRICE

REASONS FOR THE ACQUISITION; RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Board of Directors of Community has unanimously adopted a resolution approving the Acquisition Agreement and unanimously recommends approval and adoption of the Acquisition Agreement by Community's stockholders. The Community Board believes in its business judgment that the terms of the Acquisition Agreement are fair and in the best interests of Community and its stockholders and that the Exchange Ratio is fair and reasonable to the stockholders of Community. The terms of the Acquisition Agreement, including the Exchange Ratio, were reached on the basis of arms' length negotiations between Community and CFX. In the course of reaching its decision to approve the Acquisition Agreement, the Board of Directors of Community consulted with Foley, Hoag & Eliot LLP, its legal advisor, regarding the legal terms of the Acquisition Agreement and the Board of Directors' obligations in its consideration thereof, and with McConnell, Budd & Downes, Inc. ("MB&D"), its financial advisor, regarding the financial terms and the fairness, from a financial point of view, of the Exchange Ratio in the proposed Acquisition. See "THE PROPOSED
ACQUISITION -- Reasons for the Acquisition; Recommendation of the Board of Directors" and "-- Opinion of Financial Advisor."

OPINION OF FINANCIAL ADVISOR

     MB&D has rendered an oral opinion to the Community Board on March 23, 1997 and a written opinion as of the date of this Proxy Statement-Prospectus to the effect that, as of such dates, the consideration to be received by Community's stockholders pursuant to the Acquisition Agreement is fair, from a financial point of view, to the holders of Community Common Stock. The full text of the opinion of MB&D as of the date of this Proxy Statement-Prospectus is attached as Appendix C to this Proxy Statement-Prospectus. Community stockholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by MB&D in connection therewith. MB&D's opinions are directed only to the consideration to be paid in the Acquisition and do not constitute a recommendation to any Community stockholder as to how such stockholder should vote at the Special Meeting. See "THE PROPOSED ACQUISITION -- Opinion of Financial Advisor" and Appendix C to this Proxy Statement-Prospectus.

EFFECTIVE DATE OF THE ACQUISITION

     CFX and Community each anticipate that the Effective Date will occur, and the Acquisition will be consummated, in the third quarter of 1997. However, consummation of the Acquisition could be delayed and there can be no assurances as to if or when the Acquisition will be consummated. See "THE PROPOSED ACQUISITION -- Closing; Effective Date; Termination."

SURRENDER OF CERTIFICATES; RESALE OF CFX COMMON STOCK

     Within five business days after the Effective Date, notice will be mailed to holders of Community Common Stock regarding the manner in which their certificates representing shares of Community Common Stock will be exchanged for certificates representing shares of CFX Common Stock and cash in lieu of fractional shares. Stockholders should not send in their certificates until they receive further instructions. The shares of CFX Common Stock issued to holders of Community Common Stock may be traded freely, subject to certain restrictions in the case of stockholders who are deemed to be affiliates of Community or CFX under applicable securities laws. See "THE PROPOSED ACQUISITION -- Surrender of Certificates" and "-- Resale of CFX Common Stock."

MANAGEMENT AND OPERATIONS AFTER THE ACQUISITION

     Following the Acquisition, the directors of CFX will consist of (i) those persons serving as directors of CFX immediately prior to the Effective Date,
(ii) three persons serving as directors of Community, and (iii) subject to consummation of the Portsmouth Acquisition, three persons serving as directors of Portsmouth. In addition, three persons serving as directors of Community will be elected to the Board of Trustees of CFX Bank.

     Pursuant to the terms of the Acquisition Agreement, Douglas Crichfield, the President and Chief Executive Officer and a director of Community and Concord, has been designated by Community to serve as a director of CFX and a trustee of CFX Bank following the Acquisition, and will become an Executive Vice President of CFX and the President and Chief Executive Officer of CFX Bank, effective upon the Effective Date. In addition, John N. Buxton and Seth A. Resnicoff have been designated to serve as directors of CFX, and Robert A. Hill and Lucia T. Kittredge have been designated to serve as trustees of CFX Bank. Messrs. Buxton, Resnicoff and Hill and Ms. Kittredge currently serve as directors of Community. Finally, Mark E. Simpson, the Secretary and Treasurer of Portsmouth, Robert W. Simpson, the Chairman of the Board of Portsmouth, and Timothy J. Connors, a director of Portsmouth, have been designated to serve on the CFX Board, and Harry P. Jarvis and Mark E. Simpson, who currently serve as directors of Portsmouth Bank, have been designated to serve as trustees of CFX Bank, following consummation of the Portsmouth Acquisition. See "THE PROPOSED ACQUISITION -- Management and Operations After the Acquisition."

     Information regarding the current directors of CFX, the Community directors who have been designated to serve on the CFX Board and the Portsmouth directors who have been designated to serve on the CFX Board is incorporated by reference from, respectively, CFX's Annual Report on Form 10-K/A, Community's Annual Report on Form 10-K and Portsmouth's Annual Report on Form 10-K, each for the year ended December 31, 1996. See "AVAILABLE INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE."

EFFECT ON EMPLOYEES AND BENEFIT PLANS

     Under the terms of the Acquisition Agreement, CFX has agreed to assume change in control agreements with the following employees of Community and/or
Concord: Douglas Crichfield, Paul M. Ferguson, Gerald R. Emery, John C. Baity, Margaret A. Flint, Donna L. Bean, David E. Fuller, Charles E. Gorhan and Robert
F. Howe. The Acquisition constitutes a change in control under the contracts. CFX has also agreed to assume Mr. Crichfield's supplemental retirement agreement. Mr. Crichfield's change in control agreement provides for the acceleration of benefits under his supplemental retirement agreement upon a change in control. CFX has also agreed to assume Centerpoint's employment agreements with Philip M. Stone, Joseph B. Reilly and Lucy T. Gobin. In connection with the execution of the Acquisition Agreement, Centerpoint has extended Mr. Reilly's and Ms. Gobin's employment agreements one year beyond their original expiration dates.

     The Acquisition Agreement provides that Mr. Crichfield will be offered a three-year employment agreement with CFX on terms substantially equivalent to those contracts of other Executive Vice Presidents of CFX, but no less favorable in the aggregate than the current employment agreement between CFX and its President and Chief Executive Officer.

     Pursuant to the terms of the 1985, 1988 and 1992 Community Stock Option Plans, all outstanding options granted pursuant to such plans that are not fully exercisable will become exercisable in full for a period of thirty days following the date on which any individual, corporation or other entity becomes the beneficial owner of 50% or more of the outstanding shares of Community Common Stock. Thus, at the Effective Date, all of the outstanding options granted pursuant to such plans that are not fully exercisable will become exercisable in full for a thirty-day period. The Centerpoint Bank 1989 Stock Option Plan does not similarly provide for the acceleration of vesting of outstanding options following a change in control. See "THE PROPOSED
ACQUISITION -- Effect on Employees and Benefit Plans."

     In addition, the Acquisition Agreement provides that from and after the Effective Date, CFX will indemnify those persons who served as directors and officers of any of Community, Concord or Centerpoint on or before the Effective Date, in accordance with and subject to the provisions of Community's Articles of Incorporation and the Acquisition Agreement. CFX has also agreed, subject to certain terms and conditions set forth in the Acquisition Agreement, (i) to pay reasonable fees and expenses of counsel for the indemnified parties promptly upon receipt of statements therefor, and (ii) to provide, for a period of not less than six years commencing on the Effective Date to those persons who served as directors or officers of any of Community,

Concord or Centerpoint on or before the Effective Date, Community's existing insurance against liabilities and claims (and related expenses) made against them resulting from their service as such on or before the Effective Date, or comparable substitute coverage. See "THE PROPOSED ACQUISITION -- Effect on Employees and Benefit Plans."

CONDITIONS; AMENDMENT; TERMINATION

     Consummation of the Acquisition is subject to satisfaction of a number of conditions, including approval of the Acquisition Agreement by the stockholders of Community and CFX and the receipt of all regulatory approvals required or mutually deemed necessary in connection with the Acquisition. The approval of the Acquisition by CFX stockholders will be solicited at an Annual Meeting of Shareholders of CFX, also scheduled to be held on July 30, 1997.

     CFX does not currently have a sufficient number of authorized shares of Common Stock to enable it to consummate the Acquisitions. Therefore, in addition to obtaining stockholder approval of the Acquisition, CFX must obtain stockholder approval to amend its Articles of Incorporation (the "Charter Amendment") to increase the number of authorized shares. Approval of the Charter Amendment requires the vote of at least two-thirds of the outstanding shares of CFX Common Stock.

     Pursuant to the terms of the Acquisition Agreement, except for stockholder and regulatory approval, all of the conditions to consummation of the Acquisition may be waived at any time in a writing signed by both parties, and the Acquisition Agreement may be amended at any time, by mutual written agreement of the parties, except that no such waiver or amendment executed after approval of the Acquisition Agreement by the Community stockholders may alter or change the amount or kind of consideration to be received by such stockholders pursuant to the Acquisition Agreement or adversely affect the tax treatment to the Community stockholders. In addition, certain conditions to consummation of the Acquisition cannot be waived as a matter of law, including the existence of an effective registration statement or exemption therefrom, the absence of a government order enjoining or prohibiting consummation of the Acquisition and the receipt of all required "Blue Sky" permits or other authorizations. See "THE PROPOSED ACQUISITION -- Representations and Warranties; Conditions to the Acquisition; Waiver."

     In addition, the Acquisition Agreement may be terminated by either CFX or Community, either before or after stockholder approval, under certain circumstances. Community may also terminate the Acquisition Agreement if the Average CFX Trading Price is below a certain price and CFX does not elect to increase the Exchange Ratio to the Cure Ratio. See "THE PROPOSED
ACQUISITION -- Closing; Effective Date; Termination."

VOTE REQUIRED

     The Acquisition must be approved by the affirmative vote of the holders of at least two-thirds of the shares of Community Common Stock outstanding and entitled to vote thereon. As of June 12, 1997, directors and officers of Community and affiliates of such persons had sole or shared voting power with respect to 271,698 shares of Community Common Stock, representing 11.0% of the Community Common Stock outstanding as of the same date. CFX has entered into agreements ("Voting Acquisition Agreements") with all of the members of the Board of Directors of Community, who together have the right to vote 10.4% of the outstanding Community Common Stock, pursuant to which each such person has agreed to vote all shares of Community Common Stock that he or she is entitled to vote in favor of the Acquisition Agreement. See "MEETING
INFORMATION -- Voting and Revocation of Proxies."

REGULATORY AND OTHER APPROVALS

     CFX has filed an application with the Federal Deposit Insurance Corporation (the "FDIC") for prior approval of the Bank Merger under the Bank Merger Act, and with the New Hampshire Bank Commissioner (the "Commissioner") for approval of the Bank Merger pursuant to Chapter 388 or other applicable sections of the New Hampshire Revised Statutes Annotated (the "NHRSA"). The Bank Merger Act provides that the Bank Merger may not be consummated until applicable periods have lapsed after FDIC approval is received. CFX has also filed an application with the Massachusetts Board of Bank Incorporation (the "MBBI") for prior approval of the Holding Company Merger. The Board of Governors of the Federal Reserve System (the "Federal Reserve") has waived all prior approval requirements under Section 3 of the BHCA. See "THE PROPOSED ACQUISITION -- Regulatory and Other Approvals."

STOCK OPTION AGREEMENT

     In connection with the execution of the Acquisition Agreement, Community and CFX entered into a Stock Option Agreement (the "Stock Option Agreement") pursuant to which Community granted CFX an option (the "Option") to purchase up to 493,000 authorized but unissued shares of Community Common Stock (constituting approximately 19.99% of the shares of Community Common Stock outstanding on the date of grant) at a price of $28.50 per share, such number of shares and exercise price being subject to further adjustment under certain circumstances. The Option is exercisable only upon the occurrence and continuation of certain events that could jeopardize consummation of the Acquisition pursuant to the terms of the Acquisition Agreement. See "THE PROPOSED ACQUISITION -- Stock Option Agreement" and the text of the Stock Option Agreement, attached hereto as Appendix B.

NO SOLICITATION

     Community has agreed that it will not (and will not authorize or permit its, or Concord's or Centerpoint's officers, directors, agents and affiliates
to) solicit or initiate any inquiries or proposals concerning any acquisition or purchase of all or a substantial portion of the assets or a substantial equity interest in, Community, Concord or Centerpoint (any of the foregoing being referred to as an "Acquisition Transaction") other than the Acquisition. Community must notify CFX as soon as practicable if any such inquiries or proposals are received by Community, or if Community or any officer, director, agent or affiliate is requested to or does furnish any confidential information relating to, or participates in any negotiations or discussions concerning, any Acquisition Transaction. See "THE PROPOSED ACQUISITION -- No Solicitation."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of certain federal income tax consequences of the Acquisition to stockholders of Community. A more extensive summary is set forth under the heading "THE PROPOSED ACQUISITION -- Certain Federal Income Tax Consequences." Each of Community's stockholders should read in full the detailed description of the material federal income tax consequences under that heading. Moreover, because of the complexities of the federal income tax laws and because the tax consequences may vary depending upon a stockholder's individual circumstances or tax status, stockholders are strongly encouraged to consult with their personal tax advisors with respect to the specific tax consequences of the Acquisition to them, including the tax consequences of applicable federal, state, local, foreign or other laws.

     CFX and Community have received an opinion from Arnold & Porter concerning certain federal income tax consequences of the Acquisition. CFX and Community have provided Arnold & Porter with the facts, representations and assumptions on which Arnold & Porter relied in rendering its opinion, which information is consistent with the state of facts that CFX and Community believe will be existing as of the Effective Date. Based on such facts, representations and assumptions, Arnold & Porter has opined that, among other things, the Acquisition, when consummated in accordance with the Acquisition Agreement and certain related agreements, either will constitute or will be treated as part of a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Under either analysis, no gain or loss will be recognized by the stockholders of Community who exchange all of their Community Common Stock solely for CFX Common Stock pursuant to the Acquisition (except to the extent that cash is received in lieu of the issuance of fractional shares of CFX Common Stock).

     Additional federal income tax consequences of the Acquisition, including the federal income tax consequences of exercising dissenters' rights and receiving cash in lieu of a fractional share interest in CFX Common Stock, are discussed under the heading "THE PROPOSED ACQUISITION -- Certain Federal Income Tax Consequences."

ACCOUNTING TREATMENT

     The parties to the Acquisition Agreement expect the Acquisition to be accounted for as a pooling-of-interests under generally accepted accounting principles. The ability to account for the Acquisition as a pooling-of-interests is a condition to the Acquisition. See "THE PROPOSED
ACQUISITION -- Representations and Warranties; Conditions to the Acquisition; Waiver" and "-- Accounting Treatment."

CERTAIN DIFFERENCES IN THE RIGHTS OF STOCKHOLDERS

     Upon completion of the Acquisition, stockholders of Community will automatically become stockholders of CFX and their rights as such will be governed by CFX's Articles of Incorporation and Bylaws rather than by Community's Articles of Incorporation, as amended, and Bylaws. The rights of stockholders of CFX are different in certain respects from the rights of stockholders of Community, although both companies are New Hampshire corporations. See "THE PROPOSED ACQUISITION -- Certain Differences in the Rights of Stockholders."

DISSENTERS' RIGHTS

     Under New Hampshire law, holders of Community Common Stock have the right to dissent from the Acquisition and receive payment equal to the "fair value" of their shares upon compliance with applicable statutory provisions, the full text of which is attached as Appendix D to this Proxy Statement-Prospectus. See "THE PROPOSED ACQUISITION -- Rights of Dissenting Stockholders."

MARKETS AND MARKET PRICES

     CFX Common Stock is listed and traded on the AMEX under the symbol "CFX." Community Common Stock is listed and traded on the Nasdaq National Market under the symbol "CBNH." The following table shows the market value per share for each of CFX and Community and the Community Equivalent Per Share (as defined below) at the dates set forth below:

                                                         CLOSING SALES PRICE
                                                        ----------------------
                                                         CFX         COMMUNITY        COMMUNITY
                                                        COMMON        COMMON          EQUIVALENT
                                                        STOCK          STOCK         PER SHARE(1)
                                                        ------       ---------       ------------
March 21, 1997(2).....................................  $17.25        $ 24.75           $37.95
June 11, 1997(3)......................................  $18.25        $ 37.63           $40.15

---------------
(1) The equivalent market value per share of Community Common Stock represents the closing sales price of CFX Common Stock on the dates reported multiplied by an Exchange Ratio of 2.2. The Exchange Ratio could differ if the Average CFX Trading Price were more than $18.18 or $13.50 or less. See "THE PROPOSED ACQUISITION -- Terms of the Acquisition."

(2) The business day immediately preceding the public announcement of the signing of the Acquisition Agreement.

(3) The business day immediately preceding the Record Date.

     The table below sets forth high and low sales prices for CFX Common Stock as quoted on the AMEX and sets forth high and low sales prices for Community Common Stock as quoted on the Nasdaq National Market, in all cases as adjusted for stock splits and stock dividends. The table below also sets forth the cash dividends declared for the periods indicated, as adjusted for stock splits and stock dividends:

                                              CFX(1)                              COMMUNITY
                                 ---------------------------------     --------------------------------
         QUARTER ENDED            HIGH         LOW       DIVIDENDS      HIGH        LOW       DIVIDENDS
-------------------------------  -------     -------     ---------     ------     -------     ---------
1997
  June 30, 1997 (through June
     11, 1997).................  $18.375     $15.500      $ .2200      $38.50     $30.500          (2)
  March 31, 1997...............   18.500      15.125        .2200       34.50      20.000       $ .16
1996
  December 31, 1996............   16.625      13.625        .2095       20.75      18.500         .16
  September 30, 1996...........   15.250      11.625        .1905       19.75      17.750         .15
  June 30, 1996................   14.375      12.250           --       18.25      17.063         .15
  March 31, 1996...............   15.375      12.875        .1714       19.75      17.500         .15
1995
  December 31, 1995............   16.625       13.25        .3266       19.25      16.500         .15
  September 30, 1995...........   16.500       13.50        .1451       17.25      15.750         .14
  June 30, 1995................   15.375       11.00        .1451       17.25      15.250         .13
  March 31, 1995...............   11.750        9.50        .1391       16.25      12.875         .13

---------------
(1) Stock prices and dividends have been restated to reflect CFX's 5% Common Stock dividend declared on December 10, 1996.
(2) Community's Board of Directors has not yet held the meeting at which it will consider the declaration of a dividend for the quarter ending June 30, 1997.

     No assurance can be given as to what the Average CFX Trading Price will be when and if the Acquisition is consummated. Stockholders of Community are advised to obtain current market quotations for CFX Common Stock.

     The amount of future dividends paid by CFX will be determined in light of CFX's results of operations, financial condition, regulatory constraints and other factors deemed relevant by CFX's Board of Directors. In order to comply with technical financial accounting rules related to the payment of special dividends preceding a business combination, the CFX Board determined to omit CFX's regular cash dividend for the second quarter of 1996. Omission of the second quarter dividend in an amount equal to the special dividend paid by CFX in January 1996 was necessary to permit CFX to account for an acquisition as a pooling transaction. See "THE PROPOSED ACQUISITION -- Accounting Treatment." CFX resumed normal dividends during the third quarter of 1996. CFX's ability to maintain dividend payments in the future also could be affected by the level of core earnings, economic conditions, credit quality, regulatory policies, capital needs, growth objectives, the ability of bank and nonbank subsidiaries to upstream dividends to CFX and other relevant factors. The only funds available to CFX for the payment of dividends are cash and cash equivalents held at the holding company level, dividends paid to CFX by its subsidiaries, interest and dividends from various investments and borrowings. See "CERTAIN REGULATORY CONSIDERATIONS -- Restrictions on Payment of Dividends."

COMPARATIVE PER SHARE DATA

     The following tables set forth at the dates and for the periods indicated
(i) historical consolidated per share data for CFX Common Stock and Community Common Stock, (ii) pro forma combined per share data for CFX Common Stock (with Community only), (iii) pro forma combined per share data for CFX Common Stock (with Community and Portsmouth) and (iv) equivalent per share data for Community Common Stock reflecting consummation of the Acquisition only and consummation of both Acquisitions.

     The CFX pro forma data (with Community only) represents the effect of the Acquisition on a share of CFX Common Stock, assuming a minimum Exchange Ratio of
2.0 and a maximum Exchange Ratio of 2.2. The Community equivalent pro forma data represents the CFX pro forma data multiplied by a minimum Exchange Ratio of 2.0 and a maximum Exchange Ratio of 2.2 and thereby reflects the effect of the Acquisition on a share of Community Common Stock.

     The CFX pro forma combined data (with Community and Portsmouth) represents the effect of both Acquisitions on a share of CFX Common Stock, assuming a minimum Exchange Ratio of 2.0 and a maximum Exchange Ratio of 2.2 for the Community Acquisition and a minimum exchange ratio of .9314 and a maximum exchange ratio of 1.0294 for the Portsmouth Acquisition. The actual exchange ratio in the Portsmouth Acquisition will depend on the market price of CFX Common Stock during the ten trading days preceding receipt of the last regulatory approval required for consummation of the Portsmouth Acquisition. The Community equivalent pro forma combined data (assuming both Acquisitions) represents the CFX pro forma combined data (with Community and Portsmouth) multiplied by a minimum Exchange Ratio of 2.0 and a maximum Exchange Ratio of
2.2 and thereby reflects the effect of the two Acquisitions on a share of Community Common Stock. Earnings per share data is based on net earnings before cumulative effects of changes in accounting principles for all companies.

     The information is derived from the historical financial statements of each of CFX, Community and Portsmouth and related notes, incorporated by reference in this Proxy Statement-Prospectus, and the pro forma combined financial information giving effect to both Acquisitions, appearing elsewhere herein, and should be read in conjunction with such information. The pro forma data is presented for comparative purposes only and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the Acquisitions been consummated during the periods or as of the dates for which the pro forma data is presented or which will be attained in the future. The following pro forma income statement and balance sheet data have been presented as if the Acquisitions had occurred at the beginning of the earliest period presented. See "AVAILABLE INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE" AND "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)."

                           COMPARATIVE PER SHARE DATA

 CFX CORPORATION -- COMMUNITY BANKSHARES, INC. -- PORTSMOUTH BANK SHARES, INC.

                             MINIMUM EXCHANGE RATIO

                                                         CFX                                CFX           COMMUNITY
                                                      PRO FORMA        COMMUNITY         PRO FORMA        EQUIVALENT
                                                    COMBINED WITH      EQUIVALENT      COMBINED WITH      PRO FORMA
                              CFX       COMMUNITY     COMMUNITY        PRO FORMA       PORTSMOUTH AND   CFX/COMMUNITY/
                           HISTORICAL   HISTORICAL     ONLY(1)      CFX/COMMUNITY(2)    COMMUNITY(3)    PORTSMOUTH(4)
                           ----------   ---------   -------------   ----------------   --------------   --------------
Earnings Per Common Share
  Quarter Ended March 31,
    1997..................   $ 0.36      $  0.53        $0.34            $ 0.68            $ 0.32           $ 0.64
    1996..................   $ 0.28      $  0.47        $0.27            $ 0.54            $ 0.27           $ 0.54
  Year Ended December 31,
    1996..................   $ 0.99      $  2.00        $0.99            $ 1.98            $ 1.01           $ 2.02
    1995..................   $ 0.89      $  1.70        $0.88            $ 1.76            $ 0.92           $ 1.84
    1994..................   $ 0.58      $  1.49        $0.63            $ 1.26            $ 0.73           $ 1.46
Dividends Declared Per
  Common Share............
  Quarter Ended March 31,
    1997..................   $ 0.22      $  0.16        $0.22            $ 0.44            $ 0.22           $ 0.44
    1996..................   $ 0.17      $  0.15        $0.17            $ 0.34            $ 0.17           $ 0.34
  Year Ended December 31,
    1996..................   $ 0.55      $  0.61        $0.55            $ 1.10            $ 0.55           $ 1.10
    1995..................   $ 0.50      $  0.51        $0.50            $ 1.00            $ 0.50           $ 1.00
    1994..................   $ 0.31      $  0.24        $0.31            $ 0.62            $ 0.31           $ 0.62
Book Value Per Common
  Share
  March 31, 1997..........   $10.25      $ 16.80        $9.75            $19.50            $10.29           $20.58
  December 31, 1996.......   $10.24      $ 16.66        $9.72            $19.44            $10.29           $20.58

---------------
(1) The pro forma per share data gives effect to the Acquisition but does not reflect anticipated expenses and nonrecurring charges which may result from the Acquisition. The pro forma information presented does not reflect anticipated acquisition and integration costs, nor does it reflect potential savings or revenue enhancements resulting from the Acquisition. CFX pro forma dividends per share represent CFX historical dividends per share.

(2) The equivalent pro forma per share data for Community represents the pro forma combined data for CFX (CFX and Community only) multiplied by an Exchange Ratio of 2.0.

(3) The pro forma per share data gives effect to both Acquisitions but does not reflect anticipated expenses and nonrecurring charges which may result from the Acquisitions. The pro forma information presented does not reflect anticipated acquisition and integration costs, nor does it reflect potential savings or revenue enhancements resulting from the Acquisitions. See "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)." CFX pro forma dividends per share represent CFX historical dividends per share.

(4) The equivalent pro forma per share data for Community represents the pro forma combined data for CFX (CFX, Portsmouth and Community) multiplied by an Exchange Ratio of 2.0.

                           COMPARATIVE PER SHARE DATA

 CFX CORPORATION -- COMMUNITY BANKSHARES, INC. -- PORTSMOUTH BANK SHARES, INC.

                             MAXIMUM EXCHANGE RATIO

                                                          CFX                                CFX           COMMUNITY
                                                       PRO FORMA        COMMUNITY         PRO FORMA        EQUIVALENT
                                                     COMBINED WITH      EQUIVALENT      COMBINED WITH      PRO FORMA
                               CFX       COMMUNITY     COMMUNITY        PRO FORMA       PORTSMOUTH AND   CFX/COMMUNITY/
                            HISTORICAL   HISTORICAL     ONLY(1)      CFX/COMMUNITY(2)    COMMUNITY(3)    PORTSMOUTH(4)
                            ----------   ---------   -------------   ----------------   --------------   --------------
Earnings Per Common Share
  Quarter Ended March 31,
    1997...................   $ 0.36      $  0.53        $0.33            $ 0.73            $ 0.31           $ 0.68
    1996...................   $ 0.28      $  0.47        $0.26            $ 0.57            $ 0.26           $ 0.56
  Year Ended December 31,
    1996...................   $ 0.99      $  2.00        $0.96            $ 2.11            $ 0.96           $ 2.11
    1995...................   $ 0.89      $  1.70        $0.85            $ 1.87            $ 0.88           $ 1.94
    1994...................   $ 0.58      $  1.49        $0.61            $ 1.34            $ 0.69           $ 1.52
Dividends Declared Per
  Common Share
  Quarter Ended March 31,
    1997...................   $ 0.22      $  0.16        $0.22            $ 0.48            $ 0.22           $ 0.48
    1996...................   $ 0.17      $  0.15        $0.17            $ 0.38            $ 0.17           $ 0.38
  Year ended December 31,
    1996...................   $ 0.55      $  0.61        $0.55            $ 1.21            $ 0.55           $ 1.21
    1995...................   $ 0.50      $  0.51        $0.50            $ 1.10            $ 0.50           $ 1.10
    1994...................   $ 0.31      $  0.24        $0.31            $ 0.68            $ 0.31           $ 0.68
Book Value Per Common Share
  March 31, 1997...........   $10.25      $ 16.80        $9.49            $20.88            $ 9.84           $21.65
  December 31, 1996........   $10.24      $ 16.66        $9.46            $20.81            $ 9.84           $21.65

---------------
(1) The pro forma per share data gives effect to the Acquisition but does not reflect anticipated expenses and nonrecurring charges which may result from the Acquisition. The pro forma information presented does not reflect anticipated acquisition and integration costs, nor does it reflect potential savings or revenue enhancements resulting from the Acquisition. CFX pro forma dividends per share represent CFX historical dividends per share.

(2) The equivalent pro forma per share data for Community represents the pro forma combined data for CFX (CFX and Community only) multiplied by an Exchange Ratio of 2.2.

(3) The pro forma per share data gives effect to both Acquisitions but does not reflect anticipated expenses and nonrecurring charges which may result from the Acquisitions. The pro forma information presented does not reflect anticipated acquisition and integration costs, nor does it reflect potential savings or revenue enhancements resulting from the Acquisitions. See "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)." CFX pro forma dividends per share represent CFX historical dividends per share.

(4) The equivalent pro forma per share data for Community represents the pro forma combined data for CFX (CFX, Portsmouth and Community) multiplied by an Exchange Ratio of 2.2.

                                CFX CORPORATION

                       SELECTED HISTORICAL FINANCIAL DATA

     The following selected historical financial data, excluding average balance and net interest margin data, for the five years ended December 31, 1996 is derived from the audited consolidated financial statements of CFX. The financial data for the three-month periods ended March 31, 1997 and 1996 are derived from unaudited financial statements. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference. See "AVAILABLE INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE" and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)."

                                       AT OR FOR THE
                                        THREE MONTHS
                                      ENDED MARCH 31,                        AT OR FOR THE YEARS ENDED DECEMBER 31,
                                  ------------------------     ------------------------------------------------------------------
                                     1997          1996           1996        1995(1)       1994(1)      1993(1)(2)     1992(1)
                                  ----------    ----------     ----------    ----------    ----------    ----------    ----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS DATA:
 Interest and dividend income.... $   29,503    $   25,740     $  108,425    $   96,389    $   81,637    $   79,076    $   89,770
 Interest expense................     14,499        12,039         51,566        44,363        33,639        32,598        44,361
                                  ----------    ----------     ----------    ----------    ----------    ----------    ----------
 Net interest and dividend
   income........................     15,004        13,701         56,859        52,026        47,998        46,478        45,409
 Provision for loan and lease
   losses........................        702           905          2,935         3,037         2,697        11,608         6,728
                                  ----------    ----------     ----------    ----------    ----------    ----------    ----------
 Net interest and dividend income
   after provision for loan and
   lease losses..................     14,302        12,796         53,924        48,989        45,301        34,870        38,681
 Other income....................      4,372         3,832         16,827        14,311        11,079        11,672         7,509
 Other expense...................     11,974        11,577         51,370        46,202        44,864        41,715        37,579
                                  ----------    ----------     ----------    ----------    ----------    ----------    ----------
 Income before income taxes......      6,700         5,051         19,381        17,098        11,516         4,827         8,611
 Income taxes....................      1,958         1,496          6,740         5,760         4,272           630         3,355
                                  ----------    ----------     ----------    ----------    ----------    ----------    ----------
 Net income......................      4,742         3,555         12,641        11,338         7,244         4,197         5,256
 Preferred stock dividends.......         --            --             --            89           268           270           270
                                  ----------    ----------     ----------    ----------    ----------    ----------    ----------
 Net income available to common
   stock......................... $    4,742    $    3,555     $   12,641    $   11,249    $    6,976    $    3,927    $    4,986
                                  ==========    ==========     ==========    ==========    ==========    ==========    ==========
 Weighted average common shares
   outstanding...................     13,014        12,714         12,823        12,701        12,052        11,661        11,909
                                  ==========    ==========     ==========    ==========    ==========    ==========    ==========
ENDING BALANCE SHEET DATA:
 Total assets.................... $1,744,449    $1,415,507     $1,547,092    $1,344,880    $1,267,113    $1,218,394    $1,152,323
 Investments.....................    415,002       360,844        278,191       311,814       308,241       369,297       290,752
 Net loans and leases............  1,134,997       932,011      1,102,424       911,981       828,355       731,738       749,447
 Allowance for loan and lease
   losses........................     15,661        15,322         15,740        15,449        14,401        16,168        12,639
 Foreclosed real estate..........      1,806         1,364          2,223         1,186         2,599         4,110        20,182
 Deposits........................  1,223,530     1,119,270      1,157,207     1,056,824       999,217       974,694     1,006,977
 Borrowed funds..................    343,216       149,130        242,455       146,826       139,496        82,623        20,421
 Total shareholders' equity......    133,819       127,948        132,953       127,032       118,918       117,327       115,627
 Common shares outstanding.......     13,050        12,778         12,981        12,683        12,185        11,661        11,960
PER SHARE DATA AND OTHER SELECTED
 RATIOS:
 Common earnings per share....... $     0.36    $     0.28     $     0.99    $     0.89    $     0.58    $     0.34    $     0.42
 Dividends declared per common
   share......................... $     0.22    $     0.17     $     0.55    $     0.50    $     0.31    $     0.27    $     0.25
 Common dividend payout ratio....      61.11%        60.71%         55.56%        56.18%        53.45%        79.41%        59.52%
 Common shareholders' equity per
   share......................... $    10.25    $    10.01     $    10.24    $    10.02    $     9.74    $     9.77    $     9.38
 Total shareholders' equity to
   assets at period end..........       7.67%         9.04%          8.59%         9.45%         9.38%         9.63%        10.03%
 Average total shareholders'
   equity to average total
   assets........................       8.40%         9.65%          8.94%         9.45%         9.35%        10.22%        10.05%
 Return on average assets........       1.19%         1.03%          0.86%         0.86%         0.56%         0.34%         0.43%
 Return on average common
   shareholders' equity..........      14.14%        10.62%          9.58%         9.17%         6.12%         3.43%         4.53%
 Net interest margin.............       4.15%         4.31%          4.24%         4.36%         4.27%         4.41%         4.27%

---------------
(1) Prior period financial data has been restated to reflect the 1996 pooling-of-interests with The Safety Fund Corporation and Milford Co-operative Bank and CFX's 5% stock dividend declared on December 10, 1996.
(2) On September 1, 1993, CFX acquired the remaining 52.4% of Colonial Mortgage, Inc. ("Colonial") (renamed CFX Mortgage, Inc.). Previously, CFX owned 47.6% of Colonial and, as a result of the purchase, Colonial became a wholly-owned subsidiary. The transaction was accounted for by the purchase method of accounting.

                           COMMUNITY BANKSHARES, INC.

                       SELECTED HISTORICAL FINANCIAL DATA

     The following selected historical financial data, excluding average balance and net interest margin data, for the five years ended December 31, 1996 and for the six-month period ended December 31, 1995 is derived from the audited consolidated financial statements of Community. The financial data for the six-month period ended December 31, 1994 and for the three-month periods ended March 31, 1997 and 1996 are derived from unaudited financial statements. The data should be read in conjunction with the consolidated financial statements and related notes and other financial information incorporated by reference. See "AVAILABLE INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE" and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)."

                                                  AT OR FOR
                            AT OR FOR THE            THE            AT OR FOR THE
                            THREE MONTHS          YEAR ENDED         SIX MONTHS
                           ENDED MARCH 31,       DECEMBER 31,    ENDED DECEMBER 31,        AT OR FOR THE YEARS ENDED JUNE 30,
                         -------------------     ------------   ---------------------   -----------------------------------------
                           1997       1996           1996       1995(1)(2)   1994(1)    1995(1)    1994(1)    1993(1)    1992(1)
                         --------   --------     ------------   ----------   --------   --------   --------   --------   --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS
 DATA:
 Interest and dividend
   income............... $ 10,914   $  9,642       $ 41,578     $   19,804   $ 15,611   $ 33,873   $ 27,204   $ 27,696   $ 29,333
 Interest expense.......    5,201      4,742         19,757         10,056      6,895     15,818     11,768     12,936     17,184
                         --------   --------       --------       --------   --------   --------   --------   --------   --------
 Net interest and
   dividend income......    5,713      4,900         21,821          9,748      8,716     18,055     15,436     14,760     12,149
 Provision for loan and
   lease losses.........      240        275          1,350            498        352        777        925      2,351      3,021
                         --------   --------       --------       --------   --------   --------   --------   --------   --------
 Net interest and
   dividend income after
   provision for loan
   and lease losses.....    5,473      4,625         20,471          9,250      8,364     17,278     14,511     12,409      9,128
 Other income...........    1,298      1,087          3,993          1,807      1,028      2,201      2,818      3,031      2,634
 Other expense..........    4,670      3,929         16,820          8,019      6,565     13,442     12,811     12,980     11,378
                         --------   --------       --------       --------   --------   --------   --------   --------   --------
 Income before income
   taxes................    2,101      1,783          7,644          3,038      2,827      6,037      4,518      2,460        384
 Income taxes...........      778        629          2,689          1,264        814      1,862        897         --         85
                         --------   --------       --------       --------   --------   --------   --------   --------   --------
 Net income.............    1,323      1,154          4,955          1,774      2,013      4,175      3,621      2,460        299
 Preferred stock
   dividends............       --         --             --             --         --         --         19         24         --
                         --------   --------       --------       --------   --------   --------   --------   --------   --------
 Net income available to
   common stock......... $  1,323   $  1,154       $  4,955     $    1,774   $  2,013   $  4,175   $  3,602   $  2,436   $    299
                         ========   ========       ========       ========   ========   ========   ========   ========   ========
 Weighted average common
   shares outstanding...    2,518      2,478          2,477          2,434      2,425      2,458      2,424      2,240      2,194
                         ========   ========       ========       ========   ========   ========   ========   ========   ========
ENDING BALANCE SHEET
 DATA:
 Total assets........... $580,645   $516,837       $550,596     $  498,003   $448,186   $507,024   $407,262   $375,436   $354,968
 Investments............  136,114    130,481        123,392        131,314    119,737    146,955    113,795     86,243     89,576
 Net loans and leases...  396,415    338,020        384,579        323,347    294,647    318,409    257,083    241,040    223,861
 Allowance for loan and
   lease losses.........    4,088      3,766          3,905          3,667      3,517      3,524      3,772      4,105      4,105
 Foreclosed real
   estate...............    1,112        349            738            566      1,258      1,134        836      2,568      6,725
 Deposits...............  410,685    390,367        395,787        385,437    363,387    373,184    346,389    332,180    308,268
 Borrowed funds.........  118,366     83,769        108,888         70,936     45,644     93,021     25,986      8,079     12,097
 Total shareholders'
   equity...............   41,417     37,358         40,807         36,768     31,769     34,975     31,218     28,590     24,532
 Common shares
   outstanding..........    2,465      2,416          2,449          2,383      2,381      2,380      2,377      2,318      2,186
PER SHARE DATA AND OTHER
 SELECTED RATIOS:
 Common earnings per
   share................ $   0.53   $   0.47       $   2.00     $     0.73   $   0.83   $   1.70   $   1.49   $   1.09   $   0.14
 Dividends declared per
   common share......... $   0.16   $   0.15       $   0.61     $     0.29       0.25   $   0.51   $   0.24         --         --
 Common dividend payout
   ratio................    30.19%     31.92%         30.50%         39.73%     30.12%     30.00%     16.11%        --         --
 Common shareholders'
   equity per share..... $  16.80   $  15.47       $  16.66     $    15.49      13.34   $  14.70   $  13.13   $  12.33   $  11.22
 Total shareholders'
   equity to assets at
   period end...........     7.13%      7.23%          7.41%          7.38%      7.09%      6.90%      7.67%      7.62%      6.91%
 Average total
   shareholders' equity
   to average assets....     7.40%      7.60%          7.33%          7.19%      7.55%      7.33%      8.07%      7.60%      7.43%
 Return on average
   assets...............     0.96%      0.93%          0.94%          0.70%      0.94%      0.94%      0.94%      0.69%      0.09%
 Return on average
   common shareholders'
   equity...............    13.00%     12.28%         12.84%          9.75%     12.51%     12.77%     11.59%      9.06%      1.20%
 Net interest margin....     4.42%      4.22%          4.43%          4.13%      4.30%      4.27%      4.25%      4.39%      3.89%

---------------
(1) Prior period financial data has been restated to reflect the 1996 pooling-of-interests with Centerpoint Bank.
(2) Effective December 31, 1995, Community changed its fiscal year end from June 30 to December 31.

                 CFX CORPORATION -- COMMUNITY BANKSHARES, INC.

             SELECTED PRO FORMA COMBINED FINANCIAL DATA (UNAUDITED)

     The following table sets forth certain unaudited pro forma combined financial data for CFX after giving effect to the Acquisition and to certain pro forma adjustments using an Exchange Ratio of 2.2 as if the Acquisition had been accounted for as a pooling-of-interests. The pro forma balance sheets have been prepared as if the Acquisition had been consummated on March 31, 1997, and the pro forma income statements have been prepared as if the Acquisition had been consummated as of the beginning of the earliest period presented. The actual Exchange Ratio will depend on the market price of CFX Common Stock during the 15 trading days preceding the Effective Date of the Acquisition. This information should be read in conjunction with the historical financial statements of CFX and Community and related notes and other financial information incorporated by reference herein or included elsewhere in this Proxy Statement-Prospectus. The pro forma consolidated financial statements may not be indicative of the financial position or results that actually would have occurred had the Acquisition been consummated on the dates indicated, or which will be attained in the future. See "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)" and "AVAILABLE INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE."

                                                    AT OR FOR THE
                                                    THREE MONTHS
                                                   ENDED MARCH 31,       AT OR FOR THE YEARS ENDED DECEMBER 31,
                                               -----------------------   --------------------------------------
                                                  1997         1996         1996        1995(1)       1994(1)
                                               ----------   ----------   ----------    ----------    ----------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS DATA:
  Interest and dividend income................ $   40,417   $   35,382   $  150,003    $  130,262    $  108,841
  Interest expense............................     19,700       16,781       71,323        60,181        45,407
                                               ----------   ----------   ----------    ----------    ----------
  Net interest and dividend income............     20,717       18,601       78,680        70,081        63,434
  Provision for loan and lease losses.........        942        1,180        4,285         3,814         3,622
                                               ----------   ----------   ----------    ----------    ----------
  Net interest and dividend income after
    provision for possible loan and leases
    losses....................................     19,775       17,421       74,395        66,267        59,812
  Other income................................      5,670        4,919       20,820        16,512        13,897
  Other expense...............................     16,644       15,506       68,190        59,644        57,675
                                               ----------   ----------   ----------    ----------    ----------
  Income before income taxes..................      8,801        6,834       27,025        23,135        16,034
  Income tax expenses.........................      2,736        2,125        9,429         7,622         5,169
                                               ----------   ----------   ----------    ----------    ----------
  Net income..................................      6,065        4,709       17,596        15,513        10,865
  Preferred stock dividend....................         --           --           --            89           287
                                               ----------   ----------   ----------    ----------    ----------
  Net income available to common stock........ $    6,065   $    4,709   $   17,596    $   15,424    $   10,578
                                               ==========   ==========   ==========    ==========    ==========
  Weighted average common shares
    outstanding...............................     18,554       18,166       18,273        18,109        17,385
                                               ==========   ==========   ==========    ==========    ==========
ENDING BALANCE SHEET DATA:
  Total assets................................ $2,325,094   $1,932,344   $2,097,688    $1,851,904    $1,674,375
  Investments.................................    551,116      491,325      401,583       458,769       422,036
  Net Loans...................................  1,531,412    1,270,031    1,487,003     1,230,390     1,085,438
  Allowance for loan and lease losses.........     19,749       19,088       19,645        18,973        18,173
  Foreclosed real estate......................      2,918        1,713        2,961         2,320         3,435
  Deposits....................................  1,634,215    1,509,637    1,552,994     1,430,008     1,345,606
  Borrowed funds..............................    461,582      232,899      351,343       239,847       165,482
  Total shareholders' equity..................    175,236      165,306      173,760       162,007       150,136
  Common shares outstanding...................     18,473       18,093       18,368        17,919        17,414
PER SHARE DATA AND OTHER SELECTED RATIOS:
  Common earnings per share................... $     0.33   $     0.26   $     0.96    $     0.85    $     0.61
  Common shareholders' equity per share....... $     9.49   $     9.15%  $     9.46    $     9.04    $     8.62
  Total shareholders' equity to assets at
    period end................................       7.54%        8.55%        8.28%         8.75%         8.97%
  Average shareholders' equity to average
    assets....................................       8.14%        9.12%        8.52%         8.91%         9.05%
  Return on average assets....................       1.13%        1.00%        0.88%         0.88%         0.64%
  Return on average common shareholders'
    equity....................................      13.88%       11.00%       10.32%         9.85%         7.11%
  Net interest margin.........................       4.22%        4.30%        4.29%         4.33%         4.27%

---------------
(1) Includes financial data for Community at or for the years ended June 30, 1995 and 1994, respectively. Effective December 31, 1995, Community changed its fiscal year end from June 30 to December 31.

 CFX CORPORATION -- COMMUNITY BANKSHARES, INC. -- PORTSMOUTH BANK SHARES, INC.

             SELECTED PRO FORMA COMBINED FINANCIAL DATA (UNAUDITED)

     The following table sets forth certain unaudited pro forma financial data for CFX after giving effect to the Acquisitions and to (i) certain pro forma adjustments using an exchange ratio of 1.0294 for the Portsmouth Acquisition as if it had been accounted for as a pooling-of-interests; and (ii) certain pro forma adjustments using an Exchange Ratio of 2.2 for the Acquisition as if it had been accounted for as a pooling-of-interests. The pro forma balance sheets have been prepared as if the Acquisitions had been consummated on March 31, 1997, and the pro forma income statements have been prepared as if the Acquisitions had been consummated as of the beginning of the earliest period presented. The actual exchange ratios will depend on (i) for the Acquisition, the market price of CFX Common Stock during the 15 trading days preceding the Effective Date and (ii) for the Portsmouth Acquisition, the market price of CFX Common Stock during the 10 trading days prior to receipt of the last required regulatory approval. This information should be read in conjunction with the historical financial statements of CFX, Portsmouth and Community and related notes and other financial information incorporated by reference herein or included elsewhere in this Proxy Statement-Prospectus. The pro forma consolidated financial statements may not be indicative of the financial position or results that actually would have occurred had the Acquisitions been consummated on the dates indicated, or which will be attained in the future. See "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)" and "AVAILABLE INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE."

                                                    AT OR FOR THE
                                                    THREE MONTHS
                                                   ENDED MARCH 31,       AT OR FOR THE YEARS ENDED DECEMBER 31,
                                               -----------------------   --------------------------------------
                                                  1997         1996         1996        1995(1)       1994(1)
                                               ----------   ----------   ----------    ----------    ----------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS DATA:
  Interest and dividend income................ $   44,997   $   39,881   $  168,305    $  148,808    $  126,797
  Interest expense............................     21,695       18,789       79,582        67,865        51,654
                                               ----------   ----------   ----------    ----------    ----------
  Net interest and dividend income............     23,302       21,092       88,723        80,943        75,143
  Provision for loan and lease losses.........        942        1,180        4,285         3,814         3,622
                                               ----------   ----------   ----------    ----------    ----------
  Net interest and dividend income after
    provision for loan and lease losses.......     22,360       19,912       84,438        77,129        71,521
  Other income................................      5,912        5,453       22,708        17,738        14,400
  Other expense...............................     17,532       16,427       71,717        63,252        61,710
                                               ----------   ----------   ----------    ----------    ----------
  Income before income taxes..................     10,740        8,938       35,429        31,615        24,211
  Income taxes................................      3,167        2,768       11,876        10,061         7,474
                                               ----------   ----------   ----------    ----------    ----------
  Net income..................................      7,573        6,170       23,553        21,554        16,737
  Preferred stock dividends...................         --           --           --            89           287
                                               ----------   ----------   ----------    ----------    ----------
  Net income available to common stock........ $    7,573   $    6,170   $   23,553    $   21,465    $   16,450
                                               ==========   ==========   ==========    ==========    ==========
  Weighted average common shares
    outstanding...............................     24,568       24,190       24,526        24,369        23,685
                                               ==========   ==========   ==========    ==========    ==========
ENDING BALANCE SHEET DATA:
  Total assets................................ $2,588,015   $2,199,772   $2,369,257    $2,119,176    $1,935,530
  Investments.................................    704,070      664,793      560,869       637,661       586,075
  Net loans...................................  1,628,691    1,352,233    1,587,045     1,306,841     1,164,122
  Allowance for loan and lease losses.........     20,437       19,775       20,332        19,700        18,940
  Foreclosed real estate......................      3,018        1,949        3,061         2,988         4,383
  Deposits....................................  1,828,305    1,705,935    1,751,142     1,625,578     1,541,002
  Borrowed Funds..............................    461,582      232,899      351,343       239,847       165,482
  Total shareholders' equity..................    241,302      232,298      239,837       229,783       212,851
  Common shares outstanding...................     24,518       24,117       24,365        23,823        23,265
PER SHARE DATA AND OTHER SELECTED RATIOS:
  Common earnings per shares.................. $     0.31   $     0.26   $     0.96    $     0.88    $     0.69
  Common shareholders' equity per share....... $     9.84   $     9.63   $     9.84    $     9.65    $     9.15
  Total shareholders' equity to assets at
    period end................................       9.32%       10.56%       10.12%        10.84%        11.00%
  Average shareholders' equity to average
    assets....................................       9.92%       11.00%       10.36%        10.88%        11.02%
  Return on average assets....................       1.26%        1.15%        1.04%         1.06%         0.86%
  Return on average common shareholders'
    equity....................................      12.69%       10.50%       10.03%         9.77%         7.80%
  Net interest margin.........................       4.21%        4.25%        4.25%         4.33%         4.30%

---------------

(1) Includes financial data for Community at or for the years ended June 30, 1995 and 1994, respectively. Effective December 31, 1995, Community changed its fiscal year end from June 30 to December 31.

                              MEETING INFORMATION

DATE, PLACE AND TIME

     The Special Meeting of Stockholders of Community will be held at the Capitol Center for the Arts, 44 South Main Street, Concord, New Hampshire on July 30, 1997, at 10:00 a.m. local time.

RECORD DATE; VOTING RIGHTS

     The close of business on June 12, 1997 has been fixed as the Record Date for the determination of stockholders of Community entitled to receive notice of and to vote at the Special Meeting. The holders of each of the 2,477,738 shares of Community Common Stock outstanding on the Record Date will be entitled to one vote for each share held of record upon each matter properly submitted at the Special Meeting. At such date, there were approximately 1,056 stockholders of record. Under Community's Articles of Incorporation, the presence, in person or by proxy, of the holders of a majority of the outstanding shares of Community Common Stock entitled to vote at the Special Meeting is necessary to constitute a quorum for the transaction of any item of business at the Special Meeting.

     The Acquisition must be approved by the affirmative vote of the holders of at least two-thirds of the shares of Community Common Stock outstanding and entitled to vote thereon.

VOTING AND REVOCATION OF PROXIES

     Shares of Community Common Stock represented by a proxy properly signed and returned will be voted at the Special Meeting in accordance with the instructions thereon. If a proxy is signed and returned without indicating any voting instructions, the shares of Community Common Stock represented by such proxy will be voted FOR approval of the Acquisition Agreement and, on other matters presented for a vote, in accordance with the judgment of the persons acting under the proxy.

     The presence of a stockholder at the Special Meeting will not automatically revoke such stockholder's proxy. However, stockholders may revoke a proxy at any time prior to its exercise by filing with the Secretary of Community a written notice of revocation, by delivering to Community a duly executed proxy bearing a later date or by attending the Special Meeting and voting in person. Written notices of revoked proxies may be directed to: Gerald R. Emery, Secretary, Community Bankshares, Inc., 43 North Main Street, Concord, New Hampshire 03301.

     Under the New Hampshire Business Corporation Act of 1993, shares of Community Common Stock represented by executed proxies received by Community will be counted for purposes of establishing a quorum at the Special Meeting with respect to all proposals voted on at the Special Meeting. With respect to the required vote on any particular matter, abstentions will not be treated as votes cast although they will be counted as shares present and represented for quorum purposes. Such abstentions will have the same effect as votes against the Acquisition Agreement. Votes withheld by nominee recordholders who did not receive specific instructions from the beneficial owners of such shares will not be treated as votes cast or as shares present or represented. Under the rules of the New York Stock Exchange, brokers who hold shares in street name for customers who are the beneficial owners of such shares are prohibited from giving a proxy to vote shares held for such customers in favor of the approval of the Acquisition Agreement without specific instructions from such customers. Accordingly, the failure of such customers to provide instructions with respect to their shares of Community Common Stock to their broker will have the effect of such shares not being voted and therefore will have the same effect as votes against the Acquisition Agreement. Such instances, if any, are referred to as broker non-votes.

     The Community Board is not aware of any other business to be acted upon at the Special Meeting other than as described herein. It is not anticipated that other matters will be brought before the Special Meeting. If, however, other matters are duly brought before the Special Meeting, or any adjournment thereof, the persons appointed as proxies will have discretion to vote or act thereon according to their best judgment. The persons named as proxies by a stockholder may propose and vote for one or more adjournments or postponements of the Special Meeting to permit another solicitation of proxies in favor of the Acquisition Agreement. No proxy which is voted against the proposal to approve the Acquisition Agreement will be voted in favor of any such adjournment or postponement.

     In connection with the Acquisition, all of the members of the Board of Directors of Community have executed Voting Agreements to vote all of the shares of Community Common Stock that they are entitled to vote at the Special Meeting in favor of the Acquisition Agreement. The number of shares of Community Common Stock which such directors are entitled to vote as of April 30, 1997 is 258,852 (10.5% of Community Common Stock outstanding as of April 30, 1997). Additionally, each such person has agreed not to transfer or otherwise dispose of his shares of Community Common Stock or to pledge or otherwise encumber any additional shares of Community Common Stock prior to stockholder approval of the Acquisition Agreement or termination of the Acquisition Agreement pursuant to the terms thereof. Each such person has also agreed in his capacity as a stockholder not to take any action that would substantially impair the prospects of completing the Acquisition pursuant to the Acquisition Agreement. Assuming that directors and executive officers of Community and their respective affiliates, holding an aggregate of 271,698 shares of outstanding Community Common Stock (11.0%) as of June 12, 1997, vote their shares in favor of the Acquisition Agreement, the affirmative vote of holders of approximately 1,380,128 additional shares of Community Common Stock (55.7%) will be required in order for the Acquisition Agreement to be approved by two-thirds of the outstanding shares of Community Common Stock. See "-- Record Date; Voting Rights."

SOLICITATION OF PROXIES

     In addition to the solicitation of proxies by mail, Community, through its directors, officers and regular employees, may also solicit proxies personally, by telephone or by telecopy. Community will also request persons, firms and corporations holding shares in their names or in the names of their nominees, which are beneficially owned by others, to send proxy material to and obtain proxies from such beneficial owners and will reimburse such holders for their reasonable expenses in doing so. Community has retained D.F. King to assist in the solicitation of proxies. Community will pay D.F. King a fee of $3,500 for its services, plus reimbursement for its out-of-pocket costs. Brokerage houses, nominees, fiduciaries and other custodians have been requested to forward proxy materials to beneficial owners of Community Common Stock and, upon request, will be reimbursed by Community for the expenses incurred by them. Community will bear the expenses in connection with the solicitation of proxies, except that CFX and Community will share all filing fees paid to the Commission associated with this Proxy Statement-Prospectus.

BENEFICIAL OWNERSHIP

     The following table sets forth the shareholdings as of June 12, 1997 of (i) each person who was known by Community to be the beneficial owner of more than five percent of the outstanding Community Common Stock, (ii) each executive officer and director of Community individually; and (iii) all directors and executive officers of Community as a group.

                                                        SHARES OF
                                                    STOCK BENEFICIALLY         PERCENTAGE OF
                     BENEFICIAL OWNER                    OWNED(1)            STOCK OUTSTANDING
        ------------------------------------------  ------------------       -----------------
        The Killen Group, Inc.....................        153,690(2)                6.2
          1199 Lancaster Avenue
          Berwyn, PA 19312
        John C. Baity.............................          1,250                     *
        Arthur R. Bethke..........................         96,028                   3.9
        John N. Buxton............................            941(3)                  *
        Douglas Crichfield........................         67,892(4)                2.7
        Gerald R. Emery...........................         10,759(5)                  *
        William S. Fenollosa......................          2,013(6)                  *
        Paul M. Ferguson..........................         10,162(7)                  *
        Oliver R. Fifield.........................          3,743(8)                  *

                                                        SHARES OF
                                                    STOCK BENEFICIALLY         PERCENTAGE OF
                     BENEFICIAL OWNER                    OWNED(1)            STOCK OUTSTANDING
        ------------------------------------------  ------------------       -----------------
        Thomas M. Hardiman........................         10,500                     *
        Walter W. Hemming.........................         38,448                   1.5
        Robert A. Hill............................            896(9)                  *
        Russell A. Holden.........................          2,514(3)                  *
        Lucia T. Kittredge........................          5,144(10)                 *
        Seth A. Resnicoff.........................         11,856(3)                  *
        Eleanor H. Stark..........................          1,125(11)                 *
        James R. Stewart..........................          4,726(1)                  *
        Philip M. Stone...........................         55,313(12)               2.2
        Katherine F. Tsouros......................          2,549(10)                 *
        All directors and executive officers as a
          group (18 persons)......................        318,627(14)             13.0%

---------------
  *  Less than one percent

 (1) For purposes of this table, a person is deemed to be the beneficial owner of any shares of Common Stock if he has or shares voting power or investment power with respect to such shares, or has the right to acquire beneficial ownership of such shares at any time within 60 days of the date of this table. In addition to the shares listed in the table, the following persons have stock options that are not currently (or within 60 days of the date of this table) exercisable, but that will become exercisable on the Effective Date pursuant to the 1992 Community Stock Option Plan: Messrs. Buxton, Fenollosa, Fifield, Resnicoff and Stewart and Ms. Kittredge, Ms. Stark and Ms. Tsouros, 202 stock options each; Mr. Hill, 101 stock options; and Mr. Baity, 3,750 stock options. See "PROPOSED ACQUISITION -- Effect on Employees and Benefit Plans."

 (2) The Killen Group's Form 13G dated February 14, 1997 filed with the Securities and Exchange Commission reports that the Group has sole dispositive power with respect to 153,690 shares of the Company's Common Stock and sole voting power with respect to 62,500 shares of the Company's Common Stock.

 (3) Includes 514 shares obtainable upon exercise of stock options.

 (4) Includes 21,319 shares obtainable upon exercise of stock options and 3,061 shares held in Concord's Employee Stock Ownership Plan.

 (5) Includes 8,325 shares obtainable upon exercise of stock options and 2,434 held in Concord's Employee Stock Ownership Plan.

 (6) Includes 117 shares obtainable upon exercise of stock options.

 (7) Includes 1,241 shares held in Concord's Employee Stock Ownership Plan.

 (8) Includes 262 shares obtainable upon exercise of stock options.

 (9) Includes 58 shares obtainable upon exercise of stock options.

(10) Includes 389 shares obtainable upon exercise of stock options.

(11) Includes 244 shares obtainable upon exercise of stock options.

(12) Includes 21,460 shares obtainable upon exercise of stock options.

(13) Includes 55,939 shares obtainable upon exercise of stock options and 6,736 shares allocable to executive officers under Concord's Employee Stock Ownership Plan.

                            THE PROPOSED ACQUISITION

     This section of the Proxy Statement-Prospectus describes material aspects of the Acquisition. The following description does not purport to be complete and is qualified in its entirety by reference to the Acquisition Agreement, which is attached as Appendix A to this Proxy Statement-Prospectus and is incorporated herein by reference. All stockholders are urged to read the Acquisition Agreement carefully and in its entirety.

BACKGROUND OF THE ACQUISITION

     Over the past several years, Community's Board and its senior executive officers have regularly reviewed Community's strategic alternatives with the assistance of Community's financial advisor. These reviews have focused on assessing Community's opportunities for increasing long term stockholder value, including opportunities for enhancing earnings internally and for growth through possible strategic acquisitions or affiliations with other financial institutions. Community's successful acquisition of Centerpoint Bank in 1996 was one result of Community's long term strategic planning process.

     Starting in 1995 and continuing into 1996, acquisition activity in the New England banking industry began to heat up significantly. During this period, Community's management had informal conversations from time to time with a number of financial institutions about possible strategic combinations. These conversations were preliminary and inconclusive, and did not impact Community's continued belief that long term stockholder value could best be enhanced by remaining independent and implementing its strategic plan for growth. However, Community's Board remained open to the possibility that stockholder value might best be served by combining with a larger financial institution, and its Finance Committee periodically discussed its assessment of a value at which such a combination would be worth pursuing.

     In early January 1997, Peter Baxter, President and Chief Executive Officer of CFX, contacted Douglas Crichfield, President and Chief Executive Officer of Community, to arrange for a meeting. At that meeting, Mr. Baxter expressed CFX's interest in Community and gave a preliminary oral indication of his assessment of Community's value. At the end of the meeting, Mr. Crichfield responded that Mr. Baxter's assessment of value was insufficient in light of the value that Community expected to be able to achieve upon successful implementation of its own strategic plan. Following that meeting, Mr. Crichfield consulted with MB&D and with members of Community's Board, who supported Mr. Crichfield's response to Mr. Baxter's informal expression of interest. At its next meeting (on February 12), Community's Finance Committee confirmed that CFX's expression of interest was not worth pursuing at that time.

     Over the next month, Messrs. Baxter and Crichfield had a series of further discussions by telephone. On February 14, 1997, Mr. Baxter called Mr. Crichfield and reiterated CFX's interest in exploring a combination with Community, which had been enhanced by CFX's recent announcement of its acquisition of Portsmouth Bank Shares (Community's market area would provide an important link between CFX's and Portsmouth's primary market areas). During that telephone conversation, Mr. Baxter communicated his revised assessment of Community's value to CFX, which value was significantly higher than his earlier indication of value. Mr. Crichfield told Mr. Baxter that he would discuss the proposal with his Board of Directors, which was scheduled to meet on February 18, 1997.

     At the February 18 Board meeting, Mr. Crichfield reported to the Board of Directors the substance of his discussions with Mr. Baxter. Mr. Crichfield also reported that he had received a less specific expression of interest from another New England-based financial institution. Representatives of MB&D and legal counsel, Foley, Hoag & Eliot LLP ("FH&E"), attended the meeting and participated with the Board in a discussion of the factors to be considered in determining which strategic direction to pursue. At the end of the meeting, the Board concluded that both CFX and the other interested party should be invited to make presentations to the Board.

     On March 5, 1997, the Board, together with representatives of MB&D and FH&E, met offsite to hear successive presentations by representatives of the two financial institutions. The purpose of these presentations was to enable the Board to learn about the history, financial performance, banking philosophy and strategies of these two companies, and to determine whether or not Community should move to the next step in pursuing a possible combination with either of them. Each institution also indicated to the Board its interest in entering into a stock-for-stock exchange and presented its assessment of Community's value and the exchange ratio it would expect to be prepared to offer. On the basis of a number of different measurements, including, without limitation, the then current market price of the two institutions' common stock and the Board's assessment of the future prospects of the two institutions, the value of CFX's proposed exchange ratio was higher than that proposed by the other institution. After hearing those presentations, the Board decided to schedule another meeting the following week to review the presentations in detail and to decide on a course of action.

     On March 11, 1997, the Board of Directors met again with MB&D and FH&E representatives. At that meeting, the Board had a lengthy discussion in which it assessed Community's prospects on a stand-alone basis, reviewed Community's possible opportunities to engage in further acquisitions such as the Centerpoint acquisition, and reviewed the opportunities that would arise from combining with one of the two parties that had made presentations the week before. The MB&D representatives also made a detailed presentation to the Board, analyzing the two proposals from a financial point of view. At the end of the meeting, following an analysis led by Community's legal counsel, the Board determined that the expressions of interest were attractive enough that they should be pursued further, although the values proposed were not yet sufficient. The Board directed MB&D to go back to both institutions to let them know that the Board would be meeting again on March 14 to discuss the matter further and to give them an opportunity to adjust their exchange ratios prior to that meeting.

     Prior to the March 14, 1997 Board meeting, each of CFX and the other interested institution increased its proposed exchange ratio. At that meeting, MB&D made a further detailed presentation analyzing both proposals. For a number of reasons, the CFX proposal was more attractive than the other proposal, including that the value of the consideration offered by CFX continued to be higher than that offered by the other institution, based on a number of measurements. At the end of the March 14 meeting, the Board authorized management to proceed toward negotiation of a definitive agreement with CFX.

     On March 15, 1997, CFX's counsel circulated an initial draft of the Acquisition Agreement, the Stock Option Agreement and related documents. Over the ensuing week, the parties and their advisors negotiated the terms of the various agreements. On March 18, the Community Board met to discuss the progress of the negotiations, and a representative of FH&E presented to the Board the elements of the Acquisition Agreement and the Stock Option Agreement. During the course of the week, the parties and their advisors also performed "due diligence" reviews on each others' loan portfolios, financial condition and other relevant matters.

     On March 23, 1997, the Community Board met again. At that meeting, the Board reviewed with counsel the changes to the Acquisition Agreement and the Stock Option Agreement since their prior review, and representatives of MB&D presented a detailed analysis of the transaction from a financial point of view (see "-- Opinion of Financial Advisor"). At that meeting, a representative of MB&D advised the Board orally that, in the opinion of MB&D, and based on facts known to MB&D at that date, the consideration to be received in the Acquisition was fair, from a financial point of view, to the Community stockholders as of that date. He also stated that, absent significant change in the two companies' financial condition or in the market for their stock, MB&D anticipated that it would be prepared to issue a similar written opinion as of the date of the proxy statement to stockholders. At that meeting, the Board of Directors unanimously voted to approve the Acquisition Agreement and the Stock Option Agreement and to recommend that the Community stockholders approve the Acquisition.

     The parties executed the Acquisition Agreement and related documents and publicly announced the Acquisition on March 24, 1997.

REASONS FOR THE ACQUISITION; RECOMMENDATION OF THE BOARD OF DIRECTORS

     In reaching its determination to approve and adopt the Acquisition Agreement and the transactions contemplated thereby, the Community Board considered a number of factors, including, without limitation, the following:

          (1) its belief that a combination of the financial, human and operational resources of CFX and Community and their respective bank subsidiaries will produce a strong, high quality institution that will be better able to compete within its territory and take advantage of cross-selling opportunities and economies of scale;

          (2) the geographic concentration of CFX's branch network in southwestern and central New Hampshire and the contiguous market of north central Massachusetts, the complementary nature of such concentration to Community's geographic concentration in central and south central New Hampshire and the effect such complementary nature would have on the combined enterprise's ability to prosper in its banking market;

          (3) its belief, based on the analysis of and presentations to the Community Board by MB&D of Community's strategic alternatives, that the Acquisition represents an attractive strategic alternative to Community for increasing the profitability of its operations and enhancing stockholder value;

          (4) the financial presentation of MB&D and the opinion of MB&D as to the fairness from a financial point of view of the Acquisition consideration to Community and its stockholders (see "-- Opinion of Financial Advisor");

          (5) its analysis of the structure and terms of the Acquisition, including tax-free treatment for Community stockholders;

          (6) its belief that the Acquisition provides an opportunity for the stockholders of Community to receive a significant increase in dividends; and

          (7) its assessment of the social and economic effects of the Acquisition on the constituencies which Community and its subsidiaries serve, including depositors, borrowers, the community generally and the employees of Concord and Centerpoint.

     The foregoing discussion of the information and factors discussed by the Board of Directors is not meant to be exhaustive but is believed to include all material factors considered by Community's Board. The Board did not quantify or attach any particular weight to the various factors that it considered in reaching its determination that the Acquisition is in the best interests of Community and its stockholders.

     FOR THE REASONS DESCRIBED ABOVE, THE COMMUNITY BOARD HAS UNANIMOUSLY APPROVED THE ACQUISITION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE ACQUISITION, AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" APPROVAL OF THE ACQUISITION AGREEMENT.

OPINION OF FINANCIAL ADVISOR

     On March 23, 1997, MB&D delivered its oral opinion to the Board of Directors of Community that, as of that date, the number of shares of CFX Common Stock to be received in exchange for each outstanding share of Community Common Stock (the "Exchange Ratio") was fair, from a financial point of view, to Community's stockholders. MB&D has subsequently delivered to the Board of Directors of Community its written opinion, as of the date of this Proxy Statement-Prospectus, that the Exchange Ratio is fair, from a financial point of view, to Community's stockholders.

     The method for determination of the applicable Exchange Ratio is detailed in the Proxy Statement-Prospectus and all Community stockholders are encouraged to read this document in detail.

     MB&D has acted as financial advisor to Community on a non-exclusive contractual basis since March of 1993 in connection with Community's development of its strategic plan and has assisted Community in the evaluation of a number of hypothetical affiliation opportunities since that date. During 1995 and 1996, MB&D represented Community in connection with its acquisition of Centerpoint Bank. With respect to the pending transaction with CFX, MB&D advised Community during the negotiation process leading up to the execution of the Acquisition Agreement and provided Community with a number of analyses as to the range of financially feasible exchange ratios that might be received in a hypothetical transaction. Representatives of MB&D met with the executive management and Board of Directors of Community on six separate occasions during February and March of 1997 in connection with the analysis of Community's options. The Exchange Ratio was arrived at in an arms length negotiation between CFX and Community in a process in which MB&D advised Community.

     MB&D was retained based on its qualifications and experience in the financial analysis of banking and thrift institutions, knowledge of the New Hampshire and Massachusetts banking markets in particular and of the New England banking markets in general, as well as its experience with merger and acquisition transactions involving banking institutions. Members of the Corporate Finance Advisory Group of MB&D have advised financial institution clients on more than 54 successfully completed mergers or acquisitions of financial institutions, many of which involved entities conducting business in New England marketplaces, including New Hampshire. Since the formation of MB&D (and excluding this pending transaction), employees of the firm have advised institutions with respect to five successfully completed mergers and acquisitions transactions involving financial institutions doing business in New Hampshire.

     The full text of the opinion of MB&D, which sets forth assumptions made, matters considered and limits on the review undertaken by MB&D, is attached hereto as Appendix C. Community's stockholders are urged to read the opinion in its entirety. MB&D's opinion is directed only to the Exchange Ratio and does not constitute a recommendation to any holder of Community Common Stock as to how such holder should vote at the Special Meeting. The summary of the opinion of MB&D set forth in this Proxy Statement-Prospectus was provided to Community by MB&D and is qualified in its entirety by reference to the full text of the opinion itself. MB&D's opinion is necessarily based upon conditions as of the date thereof and upon information made available to MB&D through the date thereof.

     In arriving at its opinion, MB&D (i) reviewed the Acquisition Agreement and this Proxy Statement-Prospectus in substantially the form to be sent to Community's stockholders; (ii) reviewed publicly available business and financial information with respect to Community, CFX and Portsmouth as well as certain internal financial information and financial projections prepared by the respective managements of Community and CFX; (iii) held discussions with members of the senior management and Board of Directors of Community concerning the past and current results of operations of Community, its current financial condition and management's opinion of its future prospects; (iv) reviewed the historical reported price and record of trading volume for both Community and CFX Common Stock; (v) held discussions with the senior management of CFX concerning the current and past results of operations of CFX, its current financial condition and management's opinion of its future prospects; (vi) considered the current state of and future prospects for the economies of New Hampshire and Massachusetts generally and the relevant market areas for Community, CFX and Portsmouth in particular: (vii) reviewed the specific acquisition analysis models employed by MB&D to evaluate potential business combinations of financial institutions; (viii) reviewed the reported financial terms of certain recent business combinations in the banking industry; and (ix) performed such other studies and analyses as MB&D considered appropriate under the circumstances associated with this particular transaction.

     MB&D's opinion takes into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and its knowledge of the banking industry generally. For purposes of reaching its opinion, MB&D has assumed and relied upon the accuracy and completeness of the information provided to it by Community, CFX and Portsmouth and does not assume any responsibility for the independent verification of such information. In the course of rendering its opinion, MB&D has not completed any independent valuation or appraisal of any of the assets or liabilities of any of Community, CFX or Portsmouth and has not been provided with such valuations or appraisals from any other source. With respect to the financial projections reviewed by MB&D in the course of rendering its opinion, MB&D has assumed that such projections have been reasonably prepared to reflect the best currently available estimates and judgment of the management of each of Community and CFX as to the most likely future performance of their respective companies.

     The following is a summary of material analyses employed by MB&D in connection with rendering its written opinion. Given that it is a summary, it does not purport to be a complete and comprehensive description of all the analyses performed, or an enumeration of all the matters considered by MB&D in arriving at its opinion. The preparation of a fairness opinion is a complicated process, involving a determination as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to a summary description. In arriving at its fairness opinion, MB&D did not attribute any particular weight to any one specific analysis or factor considered by it and made qualitative as well as quantitative judgments as to the significance of each analysis and factor. Therefore, MB&D believes that its analyses must be considered as a whole and feels that attributing undue weight to any single analysis or factor considered could create a misleading or incomplete view of the process leading to the formation of its opinion. In its analyses, MB&D has made certain assumptions with respect to banking industry performance, general business and economic conditions and other factors, many of which are beyond the control of management of any of Community, CFX and Portsmouth. Estimates which are referred to in MB&D's analyses are not necessarily indicative of actual values or predictive of future results or values, which may vary significantly from those set forth.

     Analysis of the Anticipated Merger and the Exchange Ratio in Relation to CFX. The anticipated consideration to be paid in the Acquisition for each outstanding share of Community Common Stock is an Exchange Ratio of 2.2 shares of CFX Common Stock in exchange for each share of Community Common Stock, subject to possible adjustment as follows: If, during the 15 trading days preceding the Effective Date, the average of the midpoints between the daily high and low prices reported by the Wall Street Journal for CFX Common Stock (the "Average CFX Trading Price") is greater than $18.18 but not more than $20.00, the Exchange Ratio will be determined by dividing $40.00 by the Average CFX Trading Price and can accordingly range between 2.2:1 and 2.0:1. If the Average CFX Trading Price is greater than $20.00, the Exchange Ratio will be fixed at 2.0:1. In the event that the Average CFX Trading Price is $18.18 or less, the Exchange Ratio will be fixed at 2.2:1 unless the Average CFX Trading Price is $13.50 or less, at which point Community will have the right to terminate the Acquisition.

     When valued at the last reported trade for CFX Common Stock ($17.25) on the last day on which there were trades in CFX Common Stock prior to the announcement of the Acquisition, the anticipated Exchange Ratio of 2.2:1 represents the following:

     TRANSACTION VALUE: The indicated market value is $37.95 per share, resulting in an aggregate valuation of approximately $93.5 million for the Acquisition based on outstanding shares of Community of approximately 2,465,237 (the number of shares outstanding on March 21, 1997).

     - Multiple of Earnings: An indicated market value of $37.95 per share represents a multiple of 18.98 TIMES Community's 1996 reported earnings of $2.00 per share and 16.87 TIMES the consensus street estimate for Community's 1997 earnings of $2.25 per share.

     - Multiple of Book Value: An indicated market value of $37.95 per share represents a multiple of 2.28 TIMES Community's reported $16.66 book value per share as of December 31, 1996.

     - Multiple of Market Value: An indicated market value of $37.95 per share represents a multiple of 1.53 TIMES the last reported trade for Community Common Stock of $24.75 on March 21, 1997.

     Specific Acquisition Analysis. MB&D employs a number of proprietary analysis models to examine hypothetical transactions involving banking and/or thrift companies. The models use forecast earnings data, selected current period balance sheet and income statement data, current market and trading information and a number of assumptions as to interest rates for borrowed funds, the opportunity costs of funds, discount rates, dividend streams, effective tax rates and transaction structures (the alternative or combined uses of common equity, cash, debt or other securities, to fund a transaction). The models distinguish between purchase and pooling accounting treatments and inquire into the likely economic feasibility of a given hypothetical transaction at a given price level or specified exchange rate while employing a specified transaction structure.

The models also permit evaluation of various levels of potential noninterest expense savings which might be achieved and various potential implementation time tables for such savings as well as the possibility of revenue enhancement opportunities which may arise in a given hypothetical transaction. The models also permit an examination of pro forma capital adequacy.

     In this transaction, MB&D evaluated a range of possible exchange ratios from 2.0:1 to 2.2:1 for each share of Community Common Stock. MB&D's analyses contemplated both a pooling acquisition of Community by CFX on a stand-alone basis and by CFX taking into account a prior (or simultaneous) pooling acquisition of Portsmouth. In either case, MB&D believes that the proposed transaction is financially feasible from an earnings per share dilution perspective, generating prospective dilution which can be eliminated by a reduction of less than 20% of the annualized run rate for non-interest expense for Community. MB&D believes that this is an achievable objective for CFX and that the transaction can become accretive to earnings per share for the pro forma CFX and thus to the stockholders of Community who will prospectively become CFX stockholders when the Acquisition is consummated. MB&D is satisfied that the pro forma capitalization of CFX will be adequate after the completion of the transaction.

     Discounted Cash Flow Analysis. MB&D reviewed a discounted cash flow analysis to permit the conceptual examination of the present discounted values of potential future results employing selected assumptions and discount rates.

     In the discounted cash flow analysis, MB&D reviewed a cash flow model with the management and Board of Community that employed a projection of hypothetical earnings for the five twelve-month periods subsequent to March 1997. A hypothetical dividend pay-out ratio assumption which depicted average annual pay-outs as a percentage of earnings fixed at 26% over the same five-year period was also used. MB&D assumed that the control sale price/earnings ratio at the end of a five year period would approximate 15.70 times earnings. Given the model time horizon of five years and a discount rate of 12.0%, these assumptions resulted in a range of present discounted values (12% discount rate) of cash flows of from as little as $24.77, assuming an .80% constant return on assets and an 8% annual growth rate of earnings per share to as much as $47.91, assuming a 1.30% constant return on assets and a 12% annual compound growth rate in earnings per share. These values can be compared to the indicated per share value of the Acquisition of $37.95 based on the anticipated Exchange Ratio and the last trade for CFX Common Stock on Friday, March 21, 1997. To reach a theoretical indifference point between the $37.95 in present discounted value of the anticipated Exchange Ratio, Community would need to demonstrate an annual return on assets of at least 1.09% every year for five years and grow its earnings per share at 10.58% or more every year, while maintaining a steady 26% cash dividend payout ratio.

     It is important to note that the discount factors employed embody both the concept of a riskless time value of money and risk factors that reflect the uncertainty of the forecast cash flows and terminal price/earnings multiples. Use of higher discount rates would result in lower discounted present values. Conversely, use of lower discount rates would result in higher discounted present values. MB&D advised the Community Board of Directors that, although discounted cash flow analysis is a frequently used valuation methodology, it relies on numerous assumptions, including discount rates, terminal values, earnings and asset growth, as well as dividend payout ratios. Any or all of these assumptions may vary from actual future performance and results.

     MB&D also considered the fact that Community stockholders receiving CFX Common Stock would substantially increase their prospect for annual dividends based upon current and projected dividend streams of both Community and CFX. Based upon an annualization of the quarterly dividend payout by CFX at the announcement date, Community stockholders receiving CFX Common Stock would receive an equivalent dividend per share of Community Common Stock of $1.936 per year using the anticipated Exchange Ratio of 2.2 CFX shares for each share of Community Common Stock. By comparison, at the announcement date, Community was paying a dividend per share to holders of Common Stock equivalent to $0.64 per year. The implied increase is equivalent to more than 200%.

     Analysis of Other Comparable Transactions. MB&D is reluctant to place excessive emphasis on "comparable analysis" as a valuation methodology due to what it considers to be inherent limitations of the application of the results to specific cases. It has observed that such analysis as employed by some industry observers and financial advisors fails to adequately take into consideration such factors as material differences in the underlying capitalization of the comparable institutions which are being acquired; differences in the historic earnings (or loss) patterns recorded by the compared institutions which can depict a very different trend than might be implied by examining only recent financial results; failure to exclude non-recurring profit or loss items from the last twelve months' earnings streams of target companies which can distort apparent earnings multiples; material differences in the form or forms of consideration used to complete the transaction; differences between the planned method of accounting for the completed transaction; and such less accessible factors as the relative population, business and economic demographics of the acquired entities' markets as compared or contrasted to such factors for the markets in which comparables are doing business. Comparable analysis also rarely seems to take into consideration the degree of facilities overlap between the acquirer's market and that of the target or the absence of such overlap and the resulting cost savings differentials between otherwise apparently comparable transactions. MB&D consequently believes that comparable analysis has inherent limitations and should not be relied upon to any material extent by members of management, the Board of Directors or the stockholders in considering the presumed merits of a pending transaction.

     Nevertheless, MB&D reviewed a universe of 16 publicly announced transactions in the financial institutions industry in which either a bank or a thrift (or their respective holding companies) engaged in the acquisition of another thrift. These transactions were announced between March 14, 1995 and February 26, 1997. All of the examined transactions involved entities doing business in New England.

     The 16 transactions reviewed by MB&D are as follows: Main Street Community Bancorp's acquisition of Lexington Savings Bank; Walden Bancorp's acquisition of Bank of Braintree; Webster Financial Corp.'s acquisition of Shelton Bancorp; Albank Financial Corp.'s acquisition of Marble Financial Corp.; Center Financial Corp.'s acquisition of Great Country Bank; CFX's acquisition of Milford Co-operative Bank; Peoples Heritage Financial Group's acquisition of Family Bancorp; First Union Corp.'s acquisition of Center Financial Corp.; Grove Bank's acquisition of Greater Boston Bank; UST Corporation's acquisition of Walden Bancorp; Webster Financial Corp.'s acquisition of DS Bancor, Inc.; Citizens Financial Group's acquisition of Grove Bank; Vermont Financial Services Corp.'s acquisition of Eastern Bancorp, Inc.; Eagle Financial Corp.'s acquisition of MidConn Bank; CFX's acquisition of Portsmouth Bankshares, Inc.; and MASSBANK Corp.'s acquisition of Glendale Co-operative Bank.

     Within this group of 16 transactions, the median multiple of tangible book value paid by the acquirer was 1.60 times, the mean multiple of tangible book value paid was 1.56 times, the maximum multiple paid was 1.96 times and the minimum multiple was .96 times. The comparable multiple for the Acquisition is
2.28 times, representing a higher multiple of tangible book value than any of the other 16 transactions announced since March 1995. This multiple was derived based upon the indicated value of the merger consideration of $37.95 per share, determined by multiplying the Exchange Ratio of 2.2 by the price at which the CFX Common Stock last traded on the trading day immediately preceding the announcement of the Acquisition ($17.25).

     With respect to trailing 12 months earnings multiples for this same data sample of 16 transactions, the median price/earnings multiple paid was 15.25 times, the mean price/earnings multiple paid was 15.68 times, the minimum price/earnings multiple paid was 11.68 times and the maximum price/earnings multiple paid was 24.56 times. The comparable multiple for the proposed transaction of 18.98 times falls comfortably above both the mean and the median paid for the whole group of transactions.

     Pursuant to a letter agreement with Community dated March 23, 1997, MB&D will receive a fee equivalent to 1% of the fair market value of consideration to be received by Community's stockholders, conditioned on the consummation of the Acquisition. MB&D was paid $150,000 after the execution of the Acquisition Agreement and was paid a further $250,000 upon issuance of its opinion, which is set forth at Appendix C to this Proxy Statement-Prospectus. Payment of the balance of the fee will be conditioned on the closing of the Acquisition and will be based on 1% of a measurement of the fair market value of the CFX shares of Common Stock issued to Community stockholders, including the value to option holders, from which will be deducted the $400,000 already paid to MB&D. Such fee, however, will be limited to a maximum fee of $1,000,000. The fee represents compensation for services rendered in connection with the analysis of the hypothetical transaction, support of the negotiations and for the rendering of MB&D's opinion. In addition, Community has agreed to reimburse MB&D for its reasonable out-of-pocket expenses incurred in connection with the transaction. Community also has agreed to indemnify MB&D and its directors, officers and employees against certain losses, claims, damages and liabilities relating to or arising out of MB&D's engagement, including liabilities under the federal securities laws.

TERMS OF THE ACQUISITION

     In accordance with the terms of the Acquisition Agreement and applicable New Hampshire law, CFX's proposed acquisition of Community will involve a share exchange, a holding company merger and a bank merger. In the initial step, CFX will acquire all of the outstanding shares of Community Common Stock, including each attached Right issued pursuant to the Community Rights Agreement, through an exchange (the "Share Exchange") of shares of CFX Common Stock for the issued and outstanding shares of Community Common Stock pursuant to the Plan of Exchange. Immediately following the Share Exchange, Community will be merged with CFX pursuant to a merger agreement or plan of merger in a form to be specified by CFX, and immediately thereafter Concord and Centerpoint will be merged with CFX Bank pursuant to an Agreement and Plan of Merger substantially in the form agreed upon by the parties concurrently with the execution of the Acquisition Agreement.

     At the Effective Date, each share of Community Common Stock issued and outstanding immediately prior to the Effective Date, other than dissenting shares and except as otherwise provided in the Acquisition Agreement, will be converted (together with its attached Right) into an amount of CFX Common Stock equal to one share multiplied by the appropriate Exchange Ratio (rounded to the nearest four decimal places) and cash in lieu of any fractional share of CFX Common Stock.

     The Exchange Ratio will be a function of the Average CFX Trading Price. The Average CFX Trading Price is based on the average of the averages of the high and low prices of CFX Common Stock on the AMEX as reported in The Wall Street Journal for the fifteen consecutive trading days ending on the business day before the Effective Date. Thus, the market price of CFX Common Stock at the Effective Date could differ materially from the Average CFX Trading Price used to determine the Exchange Ratio.

     The Exchange Ratio will be:

          (1) 2.2, if the Average CFX Trading Price is more than $13.50, but not more than $18.18;

          (2) $40.00 divided by the Average CFX Trading Price, if the Average CFX Trading Price is more than $18.18 but not more than $20.00; or

          (3) 2.0, if the Average CFX Trading Price is more than $20.00.

     If the Average CFX Trading Price is $13.50 or less, Community may elect to terminate the Acquisition Agreement unless CFX agrees to an Exchange Ratio equal to $29.70 divided by the Average CFX Trading Price (the "Cure Ratio") in accordance with the terms of the Acquisition Agreement. If Community does not elect to terminate the Acquisition, the Exchange Ratio will be 2.2; if Community elects to terminate the Acquisition, CFX is not required to agree to the Cure Ratio. In addition, the Plan of Exchange provides that if, prior to the Effective Date, an announcement is made with respect to a business combination involving the acquisition of CFX or a substantial portion of its assets, the Exchange Ratio shall be not less than 2.2.

     In determining whether to elect to terminate the Acquisition Agreement, the Community Board will, consistent with its fiduciary duties, consider all of the relevant facts and circumstances existing at the time, including, without limitation, the following: whether it believes that CFX is prepared to increase the Exchange Ratio, as described above; the market for bank stocks in general and the relative value of the Community Common Stock and CFX Common Stock; and the advice of its financial advisors and legal counsel. By approving the Acquisition Agreement, the Community stockholders will be permitting the Community Board to determine, in the exercise of its fiduciary duties and without any further solicitation of the Community stockholders, whether or not to proceed with the Acquisition if the Average CFX Trading Price is $13.50 or less. See "THE PROPOSED ACQUISITION -- Effective Date of the Acquisition; Termination."

     The following table shows the Exchange Ratio at various Average CFX Trading Prices, together with the Community Per Share Value in each case. As used herein, the Community Per Share Value is calculated by multiplying the Average CFX Trading Price by the applicable Exchange Ratio, and represents the value of the CFX Common Stock that would be received in the Acquisition for each share of Community Common Stock based on the Average CFX Trading Price.

                EXCHANGE
AVERAGE CFX       RATIO       COMMUNITY
  TRADING         (CFX        PER SHARE
   PRICE         SHARES)        VALUE
-----------    -----------    ----------
$21.50 ....    2.0........     $43.00
$20.50 ....    2.0........      41.00
$19.50 ....    2.0512 ....      40.00
$18.50 ....    2.1621 ....      40.00        If Community elects to terminate
$17.50 ....    2.2........      38.50        the Acquisition but CFX elects to
$16.50 ....    2.2........      36.30        pay the Cure Ratio and thereby
$15.50 ....    2.2........      34.10        keep the Acquisition Agreement in
$14.50 ....    2.2........      31.90        effect:

                                               ADJUSTED
                                               EXCHANGE       COMMUNITY
                                                RATIO            PER
                                             (CFX SHARES)    SHARE VALUE
                                             ------------    ------------
  $13.50.................................    2.2.........      $29.70
  $12.50.................................    2.376.......       29.70

     Any cash payment in lieu of fractional shares will be in an amount equal to such fraction multiplied by the reported closing sale price of CFX Common Stock on the AMEX as reported in The Wall Street Journal for the last business day preceding the date of the Effective Date.

     At the Effective Date, outstanding stock options to purchase Community Common Stock ("Community Options") pursuant to the 1985 Stock Option Plan, the 1988 Stock Option Plan, the 1989 Centerpoint Bank Stock Option Plan, the 1992 Stock Option Plan and the 1991 Employee Stock Purchase Plan (collectively, the "Community Stock Option Plans") will be assumed by CFX and, except as provided in the Plan of Exchange, each stock option outstanding under the Community Stock Option Plans will become the right to receive, upon payment of the exercise price, the number of shares of CFX Common Stock equal to the Exchange Ratio multiplied by the number of shares of Community Common Stock subject to such options. As of March 24, 1997, there were 95,379 shares of Community Common Stock subject to purchase pursuant to the exercise of the Community Options (excluding those under the 1991 Employee Stock Purchase Plan).

     In the event that, between March 24, 1997 and the Effective Date, the outstanding shares of CFX Common Stock or Community Common Stock shall have been increased, decreased or changed into or exchanged for a different number or reorganization, recapitalization, reclassification, stock split or other like changes in the capitalization of CFX or Community, or if a stock dividend is declared on CFX Common Stock or Community Common Stock with a record date within such period, then an appropriate and proportionate adjustment shall be made in the number and kind of shares of CFX Common Stock to be thereafter delivered pursuant to the Plan of Exchange, and the dollar amounts and the Exchange Ratio.

SURRENDER OF CERTIFICATES

     Within five business days after the Effective Date, an exchange agent appointed by CFX will mail to each record holder of Community Common Stock a notice of consummation of the Share Exchange and a form of transmittal letter pursuant to which each such holder shall exchange its Community Common Stock certificates for the certificates representing CFX Common Stock and the cash in lieu of fractional shares, if any, into which the Community Common Stock will have been converted as result of the Acquisition. Upon surrender of their Community Common Stock certificates, such holders will receive a certificate for the number of whole shares of CFX Common Stock to which they are entitled and a check representing the amount paid in lieu of issuing any fractional share. Until so exchanged, the holder of a certificate representing Community Common Stock outstanding immediately prior to the Effective Date shall have no rights with respect to such Community Common Stock except to surrender such certificate in exchange for a CFX Common Stock certificate and cash in lieu of any fractional share. No dividends or other distributions with respect to CFX Common Stock declared after the Effective Date will be made to holders of unsurrendered Community Common Stock certificates until the holder thereof surrenders such certificates. STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE FURTHER INSTRUCTIONS.

RESALE OF CFX COMMON STOCK

     The shares of CFX Common Stock issuable to stockholders of Community upon consummation of the Acquisition have been registered under the Securities Act. It is anticipated, and it is a condition to each of the parties' obligations to effect the Acquisition, that such shares will be approved for listing, upon official notice of issuance, on the AMEX. Such shares may be traded freely by those stockholders not deemed to be affiliates of Community or CFX as that term is defined under the Securities Act. The term "affiliate" generally means each person who controls, is controlled by or is under common control with, or is a member of a group that controls, is controlled by or is under common control with, Community or CFX, and for purposes hereof could be deemed to include all executive officers, directors and ten percent stockholders of Community or CFX.

     Rule 145 promulgated by the Commission under the Securities Act will restrict the sale of CFX Common Stock received in the Acquisition and beneficially owned by those stockholders who are deemed to be affiliates of Community and certain of their family members and related interests. Such affiliates, provided they are not affiliates of CFX at or following the Effective Date, may publicly resell CFX Common Stock received by them in the Acquisition subject to certain limitations, principally as to, among other things, the number of shares sold in any 90-day period and the manner of sale, during the 12 months following the Effective Date. After such period, such affiliates may resell their shares without restriction so long as there is adequate current public information with respect to CFX as required by Rule 145. Persons who become affiliates of CFX prior to, at or after the Effective Date may publicly resell the CFX Common Stock received by them in the Acquisition subject to similar limitations and subject to certain filing requirements specified in Rule 144. Affiliates also would be permitted to resell CFX Common Stock received in the Acquisition pursuant to an effective registration statement under the Securities Act or another available exemption from the Securities Act registration requirements. This Proxy Statement-Prospectus does not cover any resales of CFX Common Stock received in the Acquisition by persons who may be deemed to be affiliates of CFX or Community.

     In addition, since the Acquisition is to be accounted for as a pooling-of-interests, shares of CFX Common Stock and Community Common Stock held by affiliates of either company will not be transferable during the period beginning 30 days prior to the Effective Date and ending when financial results covering at least 30 days of post-merger combined operations of CFX and Community have been published, in order to satisfy certain requirements of the Commission in transactions to be accounted for using pooling-of-interests accounting treatment. Under the Agreement, CFX has agreed to use its best efforts to publish no later than 25 days after the end of the first calendar quarter (or, under certain circumstances, the first calendar month) in which there are at least 30 days of post-Acquisition combined operations (which may be the calendar quarter in which the Effective Date occurs) combined sales and net income figures as contemplated by and in accordance with the Commission's Accounting Series Release No. 135.

     CFX and Community shall use their reasonable best efforts to cause those persons who may be deemed to be affiliates of Community or CFX to deliver to the other party no later than 30 days prior to the Effective Date a written agreement providing that such person will not sell, pledge, transfer or otherwise dispose of any shares of CFX Common Stock or Community Common Stock for the period beginning 30 days prior to the Acquisition and ending on the publication of financial results covering at least 30 days of combined operations of CFX and Community and in compliance with the Securities Act and the rules and regulations promulgated thereunder. It is anticipated that each director and executive officer of Community and CFX will execute such an agreement. Certificates of Community Common Stock surrendered for exchange pursuant to the Acquisition by any person deemed to be an affiliate shall not be exchanged for certificates representing shares of CFX Common Stock until CFX has received from that person the written agreement described in this paragraph.

REPRESENTATIONS AND WARRANTIES; CONDITIONS TO THE ACQUISITION; WAIVER

     The Acquisition Agreement contains representations and warranties by Community and CFX regarding various customary legal, regulatory, financial and business matters. Except as otherwise provided in the Acquisition Agreement, these representations and warranties will not survive the Closing Date (as defined in "-- Closing; Effective Date; Termination").

     The obligations of CFX and Community to consummate the Acquisition are conditioned upon, among other things: (i) approval of the Acquisition Agreement and related documents (the "Transaction Documents") by the stockholders of CFX and Community; (ii) the absence of court or regulatory orders prohibiting the Acquisition; (iii) the receipt of all necessary regulatory approvals and the expiration of all applicable waiting periods, without any condition or requirement that causes the Board of Directors of CFX or Community to abandon the Acquisition because such condition or requirement, in the reasonable good faith opinion of CFX or Community, materially and adversely affects the anticipated economic and business benefits of the Acquisition to CFX; (iv) the effectiveness under the Securities Act of the Registration Statement and the absence of any proceeding by the Commission to suspend such effectiveness; (v) approval for listing on the AMEX, subject to official notice of issuance, of the shares of CFX Common Stock to be issued in the Share Exchange; (vi) the receipt of the tax opinion described under "-- Certain Federal Income Tax Consequences";
(vii) that no event shall have occurred which would preclude the Acquisition from being accounted for as a pooling of interests; (viii) receipt of all necessary permits, authorizations, consents and waivers; and (ix) receipt of other customary closing documents and opinions.

     The Acquisition Agreement provides that, except with respect to any required stockholder or regulatory approval, CFX and Community may at any time (whether before or after approval of the Transaction Documents by the stockholders of CFX and Community), in a writing signed by an executive officer of each of CFX and Community, extend the time for the performance of the obligations of CFX or Community and waive (i) any inaccuracies in the representations and warranties contained in the Transaction Documents, (ii) compliance with any of the covenants, undertakings or agreements of CFX or Community, or satisfaction of any of the conditions precedent to CFX's or Community's obligations contained in the Transaction Documents or (iii) the performance by CFX or Community of any of CFX's or Community's obligations; provided that after approval of the Acquisition by the stockholders of Community, no such modification shall alter or change the amount or kind of consideration to be received by the stockholders of Community as provided in the Plan of Exchange or adversely affect the tax treatment to Community stockholders as a result of the receipt of such consideration. However, certain conditions to consummation of the Acquisition cannot be waived as a matter of law, including the existence of an effective registration statement or exemption therefrom, the absence of a government order enjoining or prohibiting consummation of the Acquisition and the receipt of all required "Blue Sky" permits or other authorizations.

REGULATORY AND OTHER APPROVALS

     Consummation of the Acquisition is subject to prior receipt of all required approvals and consents to the Share Exchange, the Holding Company Merger and the Bank Merger by all applicable federal and state regulatory authorities. In order to consummate the Share Exchange, the Holding Company Merger and the

Bank Merger, CFX, Community, CFX Bank and/or Concord or Centerpoint must obtain the prior consent and approval, as applicable, of the FDIC, the Commissioner and the MBBI, and approval from the Federal Reserve or a waiver from the Federal Reserve of the obligation to seek such approval.

     FDIC. CFX has filed an application with the FDIC for approval of the Bank Merger under the Bank Merger Act provisions of the Federal Deposit Insurance Act (the "BMA"). The BMA requires that the FDIC take into consideration the financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. The BMA prohibits the FDIC from approving the Acquisition if it would violate certain antitrust standards, unless it finds that the anticompetitive effect of the Acquisition is clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, the FDIC must take into account the parties' record of performance in meeting the credit needs of the entire community, including low and moderate-income neighborhoods. FDIC regulations require publication of notice of the application for approval of the Acquisition and provide an opportunity for the public to comment on the application in writing and to request a hearing. The Acquisition may not be consummated until the 30th day after such approval (or such shorter period as the FDIC may prescribe with the concurrence of the Attorney General, but not less than 15 days), during which time the United States Department of Justice ("DOJ") may challenge the Acquisition on antitrust grounds.

     Federal Reserve. The Federal Reserve has waived all prior approval requirements under Section 3 of the BHCA.

     New Hampshire Bank Commissioner. CFX has filed an application with the Commissioner for approval of the Bank Merger under relevant provisions of the New Hampshire Revised Statutes Annotated (the "NHRSA") and regulations promulgated thereunder. The Commissioner may conduct such investigation as he deems necessary to find whether the Bank Merger will promote the public convenience and advantage and the interest of the merging institutions and their shareholders and depositors, and whether the Bank Merger can be effected without reducing the amount standing to the credit of any depositor upon consummation thereof and without the imposition of restrictions on the withdrawal of funds by depositors.

     Massachusetts Commissioner of Banks. Because CFX controls subsidiary banks in Massachusetts, Chapter 167A of the Massachusetts General Laws requires prior approval of the Holding Company Merger by the MBBI. An application for prior approval of the Holding Company Merger was filed with the MBBI on May 15, 1997. Approval of this application would be based upon the MBBI's determination that the proposed transaction does not unreasonably affect competition among Massachusetts banking institutions and that it promotes public convenience and advantage. In making such a determination, the MBBI must consider, among other things and to the extent applicable, a showing of net benefits, including initial capital investment, job creation plans, consumer and business services and commitments to maintain and open branch offices within a bank's statutorily delineated local community.

     Although the shares issuable upon exercise of the Option represent 19.9% of the Community Common Stock outstanding on the date the Option was granted, CFX may not acquire more than 5% of the Community Common Stock, pursuant to the exercise of the Option or otherwise, without prior approval of the Federal Reserve. See "THE PROPOSED ACQUISITION -- Stock Option Agreement" and the text of the Stock Option Agreement, attached as Appendix B.

     To the extent that the foregoing information describes statutes and regulations, it is qualified in its entirety by reference to the particular statutes and regulations and the regulations promulgated under such statutes.

     The Acquisition will not proceed in the absence of all required approvals. There can be no assurance that the FDIC, the Commissioner or the MBBI will grant their approvals to the Acquisition, and if granted, there can be no assurance as to the date of such grants, that such grants will not be conditioned upon matters that would cause the Board of Directors of CFX to abandon the Acquisition, or that no action will be brought by the DOJ challenging the Acquisition. See "--Representations and Warranties; Conditions to the Acquisition; Waiver" and "--Closing; Effective Date; Termination."

     CFX and Community are not aware of any other governmental approvals or actions that are required for consummation of the Acquisition except as described above. Should any such approval or action be required, it is presently contemplated that such approval or action would be sought. There can be no assurance that any such approval or action, if needed, could be obtained, would not delay consummation of the Acquisition and would not be conditioned in a manner that would cause CFX or Community to abandon the Acquisition.

BUSINESS PENDING THE ACQUISITION

     Under the terms of the Acquisition Agreement, each of CFX, Community and their respective subsidiaries generally is prohibited from taking any action that materially affects the ability of CFX or Community to obtain any necessary governmental approvals, materially increases the period of time necessary to obtain such approvals, materially affects its ability to perform its covenants and agreements under the Acquisition Agreement, disqualifies the Acquisition as a pooling-of-interests for accounting purposes or as a tax-free reorganization within the meaning of Section 368(a) of the Code, or results in the representations and warranties of CFX and Community in the Acquisition Agreement not being true and correct on the date of the Acquisition Agreement or on the Closing Date.

     Community, Concord and Centerpoint are also required to use their respective reasonable best efforts to preserve their respective properties, business and relationships with customers, employees and other persons. In addition, without CFX's prior consent or as expressly contemplated or permitted by the Transaction Documents, Community, Concord and Centerpoint may not declare or pay any dividends or other distributions on capital stock beyond specified limits, increase compensation or fringe benefits of directors, officers or employees beyond customary limits, or take certain other actions or described in the Acquisition Agreement.

NO SOLICITATION

     Community has agreed that it will not (and will not authorize or permit its, or Concord's or Centerpoint's, officers, directors, agents and affiliates
to) solicit or initiate any inquiries or proposals concerning any acquisition or purchase of all or a substantial portion of the assets or a substantial equity interest in, Community, Concord or Centerpoint (any of the foregoing being referred to as an "Acquisition Transaction") other than the Acquisition. Community must notify CFX as soon as practicable if any such inquiries or proposals are received by Community, or if Community or any officer, director, agent or affiliate is requested to or does furnish any confidential information relating to, or participates in any negotiations or discussions concerning, any Acquisition Transaction.

CLOSING; EFFECTIVE DATE; TERMINATION

     The Transactions will be consummated at a closing to be held as soon as practicable after the date on which the last of all required approvals for the Transactions has been obtained and the last of all required waiting periods under such approvals has expired, or at such other place, date and time as the parties may mutually agree upon (the "Closing Date"), with the Transactions to be consummated in such order and after such intermediate steps as CFX may specify, so long as such manner of consummation does not materially impede or delay receipt of approvals referred to in the Acquisition Agreement or the consummation of the Transactions, alter the consideration to be delivered to Community's stockholders or adversely affect the tax treatment to Community's stockholders. The Transactions will be effective at the times and on the dates specified in the certificates or articles of merger or share exchange to be filed with the appropriate New Hampshire state authorities as contemplated by the Transaction Documents (the "Effective Date").

     CFX and Community each anticipates that the Transactions will be consummated in the third quarter of 1997. However, consummation could be delayed as a result of delays in obtaining the necessary governmental and regulatory approvals or if any other condition to consummation of the Transactions is not satisfied. There can be no assurance as to if or when such approvals will be obtained or that the Transactions will be consummated. See "-- Regulatory and Other Approvals."

     The Transaction Documents (other than the Stock Option Agreement, which shall be governed by the terms thereof) may be terminated, whether before or after approval by the stockholders of CFX and

Community: (i) at any time on or prior to the Effective Date, by the mutual written agreement of CFX and Community; (ii) at any time on or prior to the Closing Date, by either Community or CFX in the event of a material breach by the other party of any agreement contained in the Transaction Documents, or any representation or warranty contained in the Acquisition Agreement, after notice and an opportunity to cure; (iii) at the election of either Community or CFX in the event that the Closing Date does not occur on or before March 31, 1998, or such later date as the parties have agreed to in writing, subject to extension in certain circumstances; (iv) at any time, by any party if the stockholders of CFX or Community fail to approve the Acquisition or the stockholders of CFX fail to approve the Charter Amendment; (v) at any time, by any party if the Acquisition is disapproved by a relevant regulatory authority; or (vi) by Community, if the Average CFX Trading Price is $13.50 or less per share and CFX elects not to adjust the Exchange Ratio to the Cure Ratio as provided in the Acquisition Agreement. See "-- Terms of The Acquisition."

MANAGEMENT AND OPERATIONS AFTER THE ACQUISITION

     The Acquisition Agreement provides that, following the Acquisition, the directors of CFX will consist of (i) those persons serving as directors of CFX immediately prior to the Effective Date, (ii) three persons serving as directors of Community, to be designated by Community after consultation with and the consent of CFX (which consent shall not be unreasonably withheld), and (iii) subject to consummation of the Portsmouth Acquisition, three persons serving as directors of Portsmouth.

     The Acquisition Agreement also provides that following the consummation of the Holding Company Merger, Concord and Centerpoint will be merged with and into CFX Bank pursuant to the provisions of, and with the effect provided in, Title 35 of the NHRSA, and that three persons serving as directors of Community, to be designated by Community after consultation with and the consent of CFX and CFX Bank (which consent shall not be unreasonably withheld), shall be elected to the Board of Trustees of CFX Bank prior to or at the Effective Date.

     Pursuant to the terms of the Acquisition Agreement, Douglas Crichfield, the President and Chief Executive Officer and a director of Community and Concord, has been designated by Community to serve as a director of CFX and a trustee of CFX Bank following the Acquisition, and will become an Executive Vice President of CFX and the President and Chief Executive Officer of CFX Bank, effective upon the Effective Date. In addition, John N. Buxton and Seth A. Resnicoff have been designated to serve as directors of CFX, and Robert A. Hill and Lucia T. Kittredge have been designated to serve as trustees of CFX Bank, effective upon the Effective Date. Messrs. Buxton, Resnicoff and Hill and Ms. Kittredge currently serve as directors of Community. Finally, Mark E. Simpson, the Secretary and Treasurer of Portsmouth, Robert W. Simpson, the Chairman of the Board of Portsmouth, and Timothy J. Connors, a director of Portsmouth, have been designated to serve on the CFX Board, and Harry P. Jarvis and Mark E. Simpson, who currently serve as directors of Portsmouth Bank, have been designated to serve as trustees of CFX Bank, following consummation of the Portsmouth Acquisition.

     Information regarding the current directors of CFX, the Community directors who have been designated to serve on the CFX Board and the Portsmouth directors who have been designated to serve on the CFX Board is incorporated by reference from, respectively, CFX's Annual Report on Form 10-K/A, Community's Annual Report on Form 10-K and Portsmouth's Annual Report on Form 10-K, each for the year ended December 31, 1996. See "AVAILABLE INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE."

     The combination of CFX Bank, Concord, Centerpoint and Portsmouth Bank will enable customers to have access to a broader array of products and services at a larger number of banking offices. Additionally, through the use of imaging, automated work flow, telebanking, debit and smart cards, electronic bulletin board and automated loan underwriting and credit scoring, it is anticipated that customers will receive faster and more efficient services at competitive prices. It is expected that the consolidation of support functions, including accounting, administration, data processing, investments, marketing and mortgage loan servicing, will produce economies of scale that will result in improved efficiency and service to customers. CFX estimates cost savings during the first full year of operations after consummation of the Acquisitions through reductions of non-interest expense of approximately $5.0 million in the case of the Acquisition (representing approximately 30% of Community's non-interest expense) and $826,000 relating to the Portsmouth Acquisition (representing approximately 25% of Portsmouth's non-interest expense).

     CFX also estimates that it will incur expenses and nonrecurring charges on an after-tax basis of approximately $4.8 million in the case of the Acquisition and $2.9 million in the case of the Portsmouth Acquisition. The one-time after-tax charges of the transactions pertain to the following areas: data processing, $1.4 million; personnel, $1.4 million; and other, $4.9 million. Data processing costs consist primarily of write-offs due to duplication of computer hardware, software, telecommunications equipment, and certain conversion related expenses. Personnel costs consist primarily of charges related to employee severance and employment outplacement assistance. Other costs include investment banking fees, legal and accounting fees, due diligence costs, proxy and registration statement filing fees and printing and mailing costs. A significant portion of other costs are capitalized for tax purposes and, therefore, are not tax deductible. CFX management continues to review all these costs. There can be no assurance that such costs will not exceed the amounts described above. It is anticipated that substantially all of these charges will be recognized upon consummation of the Acquisitions and will be paid in 1997 or 1998.

     To further illustrate the potential impact of the Acquisitions, CFX has made certain forward-looking earnings estimates based on various factors and assumptions, including, among others, additional leveraging of Portsmouth's equity by acquiring $300 million of loans and investments and the estimated reductions in expenses described above. In this regard, when all efficiencies are realized through the integration of Community and Portsmouth into CFX, a total of $5.8 million of pre-tax non-interest expense savings will be realized. These savings, combined with various leverage activities previously described, will improve return on average assets, return on average equity and earnings per share.

     CFX's earnings estimates are based on many factors and assumptions, including economic and business conditions as well as management's strategies. These factors are subject to change and many of them are beyond CFX's control. There will be differences between estimates and actual results and these differences could be material. These estimates are necessarily speculative in nature and no assurance can be given that they will be realized. This forward-looking information has been presented for illustrative purposes in connection with this Proxy Statement-Prospectus. Accordingly, CFX does not intend to update these estimates. See "AVAILABLE INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE."

EFFECT ON EMPLOYEES AND BENEFIT PLANS

     Employees. At the Effective Date, all employees of Community, Concord and Centerpoint will become employees of CFX or a subsidiary of CFX, as determined by CFX, with employee benefits which in the aggregate are no less favorable than those generally afforded to other employees of CFX or CFX's subsidiaries holding similar positions, subject to the terms and conditions under which those employee benefits are made available to such employees and to certain other provisions of the Acquisition Agreement. The parties are working to identify operational efficiencies that may be obtained through the consolidation of the entities in the Acquisition. It is anticipated that some positions may be eliminated following the Effective Date and CFX is not under any continuing obligation with respect to the employment of any specific employee of Community, Concord or Centerpoint other than officers whose employment contracts are being assumed. See "-- Employment Agreements."

     Employment Agreements. Under the terms of the Acquisition Agreement, CFX has agreed to assume change in control agreements with the following employees of Community and/or Concord: Douglas Crichfield, Paul M. Ferguson, Gerald R. Emery, John C. Baity, Margaret A. Flint, Donna L. Bean, David E. Fuller, Charles
E. Gorhan and Robert F. Howe. CFX has also agreed to assume Mr. Crichfield's supplemental retirement agreement. Mr. Crichfield's change in control agreement provides for the acceleration of benefits under his supplemental retirement agreement upon a change in control. CFX has also agreed to assume Centerpoint's employment agreements with Philip M. Stone, Joseph B. Reilly and Lucy T. Gobin. In connection with the execution of the Acquisition Agreement, Centerpoint has extended Mr. Reilly's and Ms. Gobin's employment agreements one year beyond their original expiration dates.

     Pursuant to the change in control agreements, each officer is entitled to receive severance benefits if such officer's employment is involuntarily terminated or voluntarily terminated for "good reason" (as defined in the contracts) within two years following a "change in control" (as defined in the contracts; the Acquisition constitutes a change in control under the contracts).

     Under such circumstances, Mr. Crichfield's change in control agreement provides for (i) a lump sum payment to Mr. Crichfield equal to three times his highest salary rate in effect at any time within the 12-month period preceding termination, subject to the limitations of 280G of the Code, (ii) the acceleration of vesting of Mr. Crichfield's options and other retirement benefits, (iii) reimbursement to Mr. Crichfield of certain fees and expenses, and (iv) reimbursement to Mr. Crichfield of the cost of maintaining life and health insurance coverage for a period of two years following termination of employment.

     Messrs. Ferguson's, Emery's and Baity's change in control agreements are similar to Mr. Crichfield's, except that their agreements provide for a lump sum payment equal to two times their highest salary rate in effect within the 12-month period preceding termination.

     All of the other change in control agreements provide for severance benefits equal to one time the officer's highest salary rate in effect within the 12-month period preceding termination plus certain other benefits.

     The Acquisition Agreement provides that Mr. Crichfield will be offered a three-year employment agreement with CFX on terms substantially equivalent to those contracts of other Executive Vice Presidents of CFX, but no less favorable in the aggregate than the current employment agreement between CFX and its President and Chief Executive Officer.

     Indemnification and Insurance. The Acquisition Agreement provides that from and after the Effective Date, CFX will indemnify those person who served as directors and officers of Community, Concord and Centerpoint on or before the Effective Date, in accordance with and subject to the provisions of Community's Articles of Incorporation, without regard to any limitation contained in New Hampshire law or in the By-laws of Community, Concord or Centerpoint. The Acquisition Agreement further provides that, subject to certain terms and conditions set forth in the Acquisition Agreement, CFX will pay all reasonable fees and expenses of counsel for the indemnified parties promptly as statements therefor are received.

     In addition, CFX has agreed for a period of not less than six years commencing on the Effective Date to provide to those persons who served as directors or officers of any of Community, Concord or Centerpoint on or before the Effective Date, Community's existing insurance against liabilities and claims (and related expenses) made against them resulting from their service as such on or before the Effective Date, or comparable substitute coverage. In no event shall CFX be obligated to provide insurance coverage to an insured person on more favorable terms than is currently provided to him or her in such capacities. CFX also shall not be required to expend with respect to any year coverage more than 150% of the current per annum amount expended by Community to maintain or procure such insurance coverage. It is currently anticipated that such coverage may be obtained at a total cost of approximately $20,200 per year.

     Community Stock Option Plans. Certain key employees have been granted stock options pursuant to the Community Stock Option Plans. See "MEETING INFORMATION -- Beneficial Ownership." As of March 24, 1997, there were 95,379 shares of Community Common Stock subject to purchase pursuant to the exercise of Community Options (excluding those under the 1991 Employee Stock Purchase Plan).

     In addition to the acceleration of options contained in the change in control agreements with certain officers (see "-- Employment Agreements"), the 1985, 1988 and 1992 Community Stock Option Plans provide that all outstanding options granted pursuant to such plans that are not fully exercisable will become exercisable in full for a period of thirty days following the date on which any individual, corporation or other entity becomes the beneficial owner of 50% or more of the outstanding shares of Community Common Stock. Thus, at the Effective Date, all of the outstanding options granted pursuant to such plans that are not fully exercisable will become exercisable in full for a thirty-day period.

     The Plan of Exchange provides that, on the Effective Date, the Community Options will be assumed by CFX, subject to the same terms and conditions set forth in the Community Stock Option Plans immediately prior to the Effective Date, except that each Community Option will be exercisable for that number of whole shares of CFX Common Stock equal to the product of the number of shares of Community Common Stock covered by the Community Option multiplied by the Exchange Ratio provided that any fractional share of CFX Common Stock resulting therefrom will be rounded down to the nearest share and the exercise price per share of CFX Common Stock will be equal to the exercise price per share of Community Common Stock of such Community Option, divided by the Exchange Ratio provided that the exercise price shall be rounded up to the nearest cent.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of certain federal income tax consequences of the Acquisition to stockholders of Community. The federal income tax laws are complex and the tax consequences of the Acquisition may vary depending upon each stockholder's individual circumstances or tax status. Moreover, some stockholders such as foreign persons, financial institutions, tax-exempt organizations, insurance companies and persons who acquired shares of Community Common Stock pursuant to the exercise of employee stock options or rights or otherwise as compensation may be subject to special rules. Therefore, each stockholder is urged to consult a tax advisor regarding the federal, state, local, foreign and other tax consequences of the Acquisition in light of the particular circumstances of such stockholder.

     Arnold & Porter, counsel to CFX, has rendered an opinion to CFX and Community regarding certain federal income tax consequences of the Acquisition, which opinion is described below. That opinion is based on laws, regulations, rulings and judicial decisions as they now exist. These authorities are all subject to change and such change may be made with retroactive effect. Arnold & Porter cannot give any assurance that, after any such change, its opinion would not be different, and does not undertake any responsibility to update or supplement its opinion. Moreover, Arnold & Porter's opinion does not address the consequences of the Acquisition under state, local or foreign tax laws, to the extent such laws may apply.

     CFX and Community have provided Arnold & Porter with the facts, representations, and assumptions on which Arnold & Porter has relied in rendering its opinion, which information is consistent with the state of facts that CFX and Community believe will be existing as of the Effective Date. Based on such facts, representations and assumptions, Arnold & Porter has opined that, for federal income tax purposes: (i) the Acquisition, when consummated in accordance with the Acquisition Agreement and certain related agreements, either will constitute or will be treated as part of a reorganization within the meaning of Section 368(a) of the Code; (ii) no gain or loss will be recognized by a stockholder of Community who exchanges all of the stockholder's Community Common Stock solely for CFX Common Stock pursuant to the Acquisition (except as described below with respect to cash received in lieu of a fractional share interest in CFX Common Stock); (iii) the aggregate adjusted tax basis of the CFX Common Stock received by a stockholder who exchanges all of the stockholder's Community Common Stock solely for CFX Common Stock in the Acquisition will be the same as the aggregate adjusted tax basis of the Community Common Stock surrendered in exchange therefor, reduced by any amount allocable to a fractional share interest for which cash is received, and (iv) the holding period for CFX Common Stock received in exchange for Community Common Stock will include the period during which the stockholder held the Community Common Stock surrendered in the exchange, provided that the Community Common Stock was held as a capital asset at the Effective Date.

     For federal income tax purposes, a stockholder of Community who receives cash in lieu of a fractional share interest in CFX Common Stock will be treated as having received such fractional share interest. The cash received by such a stockholder in lieu of a fractional share interest in CFX Common Stock will be treated as received in exchange for such fractional share interest, and gain or loss generally will be recognized for federal income tax purposes measured by the difference between the amount of cash received and the portion of the basis of the shares of Community Common Stock allocable to such fractional share interest. Such gain or loss should be long-term capital gain or loss if the stockholder's shares of Community Common Stock are held as capital assets and have been held for more than one year at the Effective Date.

     A holder of Community Common Stock who exercises dissenters' rights under applicable New Hampshire law and who receives cash payment of the fair value of the holder's shares of Community Common Stock will be treated as having received such payment in redemption of such shares. Such redemption will be subject to the conditions and limitations of Section 302 of the Code, including the attribution rules of Section 318 of the Code. In general, if the shares of Community Common Stock are held by the holder as a capital asset at the Effective Date, a dissenting holder will recognize capital gain or loss measured by the difference between the amount of cash received by such holder and the basis for such shares. If, however, such holder owns, either actually or constructively, any other Community Common Stock or CFX Common Stock, the payment made to such holder could be treated as dividend income. In general, under the constructive ownership rules of the Code, a holder may be considered to own stock that is owned, and in some cases constructively owned, by certain related individuals or entities, as well as stock that such holder (or related individuals or entities) has the right to acquire by exercising an option or converting a convertible security. Each holder of Community Common Stock who contemplates exercising dissenters' rights should consult his or her own tax advisor as to the possibility that the payment will be treated as dividend income.

ACCOUNTING TREATMENT

     Under the Acquisition Agreement, the consummation of the Acquisition is conditioned upon it being accounted for as a pooling-of-interests transaction. Although this condition may be waived pursuant to the terms of the Acquisition Agreement, CFX has advised Community that it does not intend to waive this condition. CFX and Community also agreed that they would not take any action that would disqualify the Acquisition as a pooling-of-interests for accounting purposes. Under the pooling-of-interests method of accounting, the historical basis of the assets and liabilities of CFX and Community will be combined and carried forward at their previously recorded amounts. Revenue and expenses of CFX and Community will be combined at historically recorded amounts.

     A requirement of pooling treatment is that affiliates of Community cannot reduce their holdings of Community Common Stock or CFX Common Stock received in the Acquisition, as the case may be, for a period beginning 30 days prior to the Effective Date and ending upon the publication of at least 30 days of post-Acquisition combined operations of CFX and Community. The Acquisition cannot be accounted for as a pooling-of-interests if the holders of more than 10% of the outstanding shares of Community Common Stock exercise their dissenters' rights. See "-- Background of the Acquisition," "-- Rights of Dissenting Stockholders" and "MEETING INFORMATION -- Beneficial Ownership."

     Pro forma financial information provided herein is presented assuming use of the pooling-of-interests accounting methods. See "-- Terms of the Acquisition" and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)."

STOCK OPTION AGREEMENT

     The following summary information concerning the material terms of the Stock Option Agreement is qualified in its entirety by reference to the full text of such agreement attached in its entirety hereto as Appendix B.

     Under the Stock Option Agreement, Community has granted an Option to CFX to purchase up to 493,000 authorized but unissued shares of Community Common Stock (constituting 19.99% of the shares of Community Common Stock outstanding on the date of such grant, at a price of $28.50 per share, or at such lesser price as provided in the Stock Option Agreement. In the event of any change in Community Common Stock by reason of stock dividends, split-ups, recapitalizations, combinations, exchanges of shares or the like, the type and number of shares subject to the Option and the purchase price therefor shall be adjusted appropriately. If any additional shares of Community Common Stock are issued or otherwise become outstanding after the date of the Stock Option Agreement (other than as contemplated in the Stock Option Agreement), the number of shares of Community Common Stock subject to the Option shall be adjusted so that, after such issuance, it equals 19.99% of the number of shares of Community Common Stock then issued and outstanding without giving effect to any shares subject to or issued pursuant to the Option. The closing price for Community Common Stock on Nasdaq for March 24, 1997, the date of the Stock Option Agreement, was $33.25.

     The purpose of the Option is to increase the likelihood that the Acquisition will be consummated by making it more difficult and more expensive for a third party to acquire control of Community. Accordingly, the Option is exercisable only upon the occurrence of certain "Purchase Events" that might jeopardize consummation of the Acquisition pursuant to the terms of the Acquisition Agreement. The term "Purchase Event" in the Stock Option Agreement generally relates to attempts by one or more third parties to acquire a significant interest in Community.

     The Option would terminate on the earliest to occur of: (i) the Effective Date; (ii) termination of the Transaction Documents in accordance with the terms of the Acquisition Agreement other than as provided in the following clause; or
(iii) six months after termination of the Transaction Documents if such termination follows the occurrence of a Purchase Event or is due to a willful breach by Community, Concord or Centerpoint of certain covenants contained therein. For additional information regarding the terms of the Option and events upon which it could be exercised, reference should be made to the Stock Option Agreement, a copy of which is attached hereto as Appendix B.

     The Stock Option Agreement also provides that at the election of CFX during the nine months immediately following (i) the acquisition by one or more third parties of 25% or more of the outstanding shares of Community Common Stock or
(ii) the execution by one or more third parties and Community or any Community subsidiary of an agreement to (A) merge or consolidate, or enter into any similar transaction, with Community or any Community subsidiary, (B) purchase, lease or otherwise acquire all or substantially all the assets of Community or any Community subsidiary, or (C) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 25% or more of the voting power of Community or any Community subsidiary (but not later than the termination of the Option) Community is required to repurchase the Option from CFX together with any shares of Community Common Stock purchased by CFX and as to which CFX then has beneficial ownership pursuant thereto, at a price specified in the Stock Option Agreement.

     Although the shares issuable upon exercise of the Option represent approximately 19.99% of the Community Common Stock outstanding on the date of grant of the Option, CFX may not acquire more than 5% of the Community Common Stock, pursuant to the exercise of the Option or otherwise, without prior approval of the Federal Reserve. See "-- Regulatory and Other Approvals."

RIGHTS OF DISSENTING STOCKHOLDERS

     Sections 13.01 et seq. of Chapter 293-A of the NHRSA (which Chapter 293-A is referred to as the "New Hampshire Corporate Law") provides that, if the Acquisition is consummated, any holder of shares of Community Common Stock who objects to the Acquisition is entitled to dissent from the Acquisition ("Dissenting Stock") and to have the fair value (as defined below) of such shares as determined by Community, or if necessary, judicially, paid to him or her, by complying with the provisions of Sections 13.01 et seq. of the New Hampshire Corporate Law. Failure to take any steps set forth in Sections 13.01 et seq. in connection with the exercise of such rights may result in termination or waiver thereof.

     The following is a summary of the statutory procedures required to be followed by a holder of Dissenting Stock (a "dissenting stockholder") in order to exercise his or her rights under the New Hampshire Corporate Law. This summary is qualified in its entirety by reference to Sections 13.01 et seq. of the New Hampshire Corporate Law, the text of which is attached as Appendix D to this Proxy Statement-Prospectus.

     If a stockholder elects to exercise dissenters' rights with respect to the Acquisition, such stockholder must (i) deliver to Community prior to the vote on the Acquisition at the Special Meeting a written notice of intention to demand payment for his shares if the Acquisition is effected and (ii) not vote in favor of the Acquisition. The written notice required to be delivered to Community by a dissenting stockholder is in addition to and separate from any proxy or vote against the Acquisition. Neither voting against nor failure to vote for the Acquisition will constitute the written notice required to be filed by a dissenting stockholder. Failure to vote against the Acquisition, however, will not constitute a waiver of rights under Sections 13.01 et seq. of the New Hampshire Corporate Law provided that a written notice has been properly filed. A signed proxy that is returned but which does not contain any instructions as to how it should be voted will be voted in favor of approval of the Acquisition and will be deemed a waiver of dissenters' rights. See "MEETING
INFORMATION -- Voting and Revocation of Proxies."

     Subject to the foregoing, a beneficial stockholder may assert dissenters' rights as to shares held on his or her behalf only if (i) he or she submits to Community the record stockholder's written consent to the dissent not later than the time the beneficial stockholder asserts dissenters' rights and (ii) he or she does so with respect to all shares of Community Common Stock of which he or she is the beneficial owner or over which he or she has the power to direct the vote. A record holder of shares of Community Common Stock may dissent on behalf of any beneficial owner with respect to all but not less than all the shares of such beneficial owner if the record holder notifies Community in writing of the name and address of each such person on whose behalf he asserts dissenters' rights. All notices of intention to demand payment should be addressed to Douglas Crichfield, President, Community Bankshares, Inc., 43 North Main Street, Concord, New Hampshire 03301.

     If the Acquisition is approved, Community is obligated to give written notice to each dissenting stockholder who timely filed a notice of intention to demand payment and who did not vote in favor of approval of the Acquisition no later than ten days after the approval of the Acquisition by the stockholders of Community. The notice must be accompanied by a copy of Sections 13.01 et seq. and must (i) state where a demand for payment must be sent and where and when certificates for Dissenting Stock must be deposited in order to obtain payment,
(ii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received, (iii) be accompanied by a form for demanding payment that includes the date of the first announcement to news media or to stockholders of the terms of the proposed Acquisition (March 24, 1997) and requires that the person asserting dissenters' rights certify whether or not he or she acquired beneficial ownership of the shares before that date and (iv) set a date by which Community shall receive the payment demand, which date shall not be less than 30 days nor more than 60 days after the date the notice is delivered. The dissenting stockholder must demand payment, certify whether he or she acquired ownership of such shares prior to March 24, 1997 and deposit the certificates in accordance with the terms of the notice. A dissenting stockholder who fails to demand payment or deposit certificates for Dissenting Stock, as required, shall have no right under Sections 13.01 et seq. to receive payment for the Dissenting Stock.

     Unless the Acquisition has been effected and Community has made the required payment (as described below) within 60 days after the date for demanding payment and depositing certificates for Dissenting Stock, Community shall return any certificates for Dissenting Stock so deposited. If the Acquisition is consummated after the Dissenting Stock is returned, Community must send a new notice (as described in the foregoing paragraph).

     As soon as the Acquisition has been consummated, or upon receipt of demand for payment (whichever is later), Community shall pay to each dissenting stockholder who has made proper demand and deposited his or her certificates as required the amount that Community estimates to be the fair value of the dissenting stockholder's Dissenting Stock, with accrued interest, if any, accompanied by (i) Community's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, (ii) an income statement and a statement of changes in stockholders' equity for such fiscal year, (iii) Community's latest available interim financial statements, if any,
(iv) a statement of Community's estimate of the fair value of the shares, (v) an explanation of how the interest was calculated and (vi) a statement of the dissenting stockholder's right to demand supplemental payment pursuant to
Section 13.28 if the stockholder is dissatisfied with Community's offer, as well as a copy of Sections 13.01 et seq. Community may withhold payment from any dissenting stockholder who acquired beneficial ownership of Community Common Stock subsequent to March 24, 1997, the date on which announcement of the Acquisition was first made. If Community withholds payment with respect to shares of Community Common Stock acquired after March 24, 1997, upon consummation of the Acquisition, Community shall estimate the fair value of the shares, plus accrued interest, if any, and pay the estimated amount to each holder who agrees to accept the payment in full satisfaction of the holder's demand. With each such offer of payment, Community shall send its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenting stockholder's right to demand payment if the dissenting stockholder is dissatisfied with the offer.

     "Fair value" of Dissenting Stock means the value immediately before the Effective Date, excluding any change in value in anticipation of the Acquisition if such exclusion is not inequitable (which amount may be more, less or the same as the consideration to be received by stockholders of Community in connection with the Acquisition).

     If Community fails to remit the fair value to a dissenting stockholder within 60 days from the date set for demanding payment or fails to return any deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days of the date set for demanding payment, or a dissenting stockholder believes the amount paid or offered to be paid, as the case may be, to be less than fair value (or that the interest, if any, is not correct), the dissenting stockholder may send Community his or her own estimate of fair value (and interest, if any) and demand payment of the deficiency, or reject Community's offer and demand payment of the fair value (and interest, if any). If the dissenting stockholder does not notify Community of his or her payment demand within 30 days after Community has made payment or offered payment, as the case may be, the stockholder shall be entitled to no more than the amount remitted.

     Within 60 days after a demand for payment of the deficiency, if it remains unsettled, Community shall file a petition with the Superior Court of Merrimack County, New Hampshire (the "Court") requesting determination of the fair value of the Dissenting Stock and accrued interest. All dissenting stockholders whose demands have not been settled shall be parties to such action and shall be served a copy of the petition. The Court shall determine the fair value of the Dissenting Stock and each dissenting stockholder shall be entitled to judgment for the amount by which the amount previously remitted by Community is exceeded by the Court's determination of fair value, if any. If Community does not file a petition, each dissenting stockholder who has made a demand and who has not settled his or her claim shall be entitled to receive the amount demanded with interest and may sue to enforce his or her claim in an appropriate court.

     Costs of an appraisal proceeding, including costs and expenses of appraisers appointed by the Court, shall be determined by the Court and assessed against Community, except that the Court may assess any part of such costs and expenses to all or some of the dissenting stockholders who are parties and whose action the Court finds to be arbitrary, vexatious or not in good faith in demanding payment under Sections 13.01 et seq. Fees and expenses of counsel and experts for the respective parties may be assessed against (i) Community if the Court finds it failed to comply substantially with the requirements of Sections
13.01 et seq. or (ii) either Community or a dissenting stockholder if the Court finds that the party acted arbitrarily, vexatiously or not in good faith with respect to the assertion of dissenters' rights. The Court may award reasonable attorney fees to be paid out of the amounts awarded to the dissenting stockholders if the Court finds that the services of counsel for any dissenting stockholder have been of substantial benefit to other dissenting stockholders similarly situated and that such attorney fees should not be assessed against Community.

CERTAIN DIFFERENCES IN RIGHTS OF STOCKHOLDERS

     CFX and Community are both New Hampshire corporations. The rights of holders of CFX Common Stock and Community Common Stock are governed generally by the New Hampshire Corporate Law. The rights of holders of CFX Common Stock are further governed by the CFX Articles of Incorporation, as amended (the "CFX Articles") and by the CFX By-Laws, as amended (the "CFX By-Laws"). Likewise, the rights of holders of Community Common Stock are governed by the Community Articles of Incorporation, as amended (the "Community Articles") and by the Community By-Laws, as amended (the "Community By-Laws"). Upon consummation of the Acquisition, the stockholders of Community (except those who exercise dissenters' rights) will become stockholders of CFX and as such their rights will continue to be governed by New Hampshire Corporate Law.

     The rights of stockholders of CFX and Community with respect to cumulative voting, filling vacancies on the board of directors, classification of directors, action by consent of stockholders, amendment of by-laws, preemptive rights, dividends and repurchases of stock, special meetings of stockholders and inspection of records by stockholders are generally comparable. Certain significant differences between the rights of stockholders of CFX and Community with respect to other provisions are set forth below.

     This summary contains a list of material differences, but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the CFX Articles, the CFX By-Laws, the Community Articles and the Community By-Laws.

REMOVAL OF DIRECTORS

     CFX. The CFX Articles provide that at any meeting of stockholders called expressly for the purpose, any Director may be removed from office by the affirmative vote of the holders of 75% of the shares entitled to vote or, if removal is for cause, then by a majority of the shares then entitled to vote.

     Community. Under the Community By-Laws, a Director may be removed from office, with or without cause, by the holders of shares then entitled to vote at an election of the Directors, except that the vote of 80% of the outstanding capital stock having power to vote in the election of Directors is required to remove a Director without cause.

BUSINESS COMBINATIONS

     CFX. The CFX Articles contain a so-called "fair price" provision pursuant to which certain business combinations (as defined in the CFX Articles), including an acquisition or consolidation, require the approval of (i) the holders of at least 80% of the outstanding shares entitled to vote for the election of directors unless the consideration to be received by the stockholders of CFX is of the same value and form as the highest consideration paid by the other party to the business combination (the "Acquiring Party") in acquiring CFX common stock, and (ii) subject to the provisions in (i) above, the vote of the holders of at least 75% of the outstanding shares entitled to vote for the election of directors unless the business combination is approved by at least two-thirds of the directors of CFX who are not affiliated with, or stockholders of, the Acquiring Party.

     The CFX Articles allow the board of directors, in evaluating a business combination or a tender or exchange offer, to consider, in addition to the adequacy of the amount to be paid on connection with any such transaction, certain specified factors and any other factors the board deems relevant. Among the factors the board may consider are: the social and economic effects of the transaction on CFX, its employees, depositors, loan and other customers, creditors and other elements of the communities in which CFX operates or is located; the business and financial condition and earnings prospects of the acquiring party or parties; and the competence, experience, and integrity of the acquiring party or parties and its or their management.

     Community. The Community Articles provide that, in addition to any vote required by law or the Articles, the approval or authorization of any "business combination" (as defined below) with a "related person" (as defined below) requires the affirmative vote of the holders of outstanding shares of stock of Community representing not less than 80% of the votes entitled to be cast generally in the election of directors (at least two-thirds of which votes must be cast by holders who are not related persons, all such shares voting together as a single class for this purpose); provided, however, that this requirement is not applicable if the "disinterested directors" (as defined below) have approved the business combination. "Business combination" generally includes, without limitation, any (i) merger or consolidation of the corporation with a related person; (ii) any sale, lease, exchange or transfer of assets having a material value by the corporation to a related person or by a related person to the corporation; (iii) the issuance of securities to a related person; (iv) any transaction increasing the proportionate share of voting power of any entity held by a related person; (v) the adoption of any plan of liquidation or dissolution of the corporation proposed by a related person; or (vi) any loan guarantee or other financial assistance or tax credits provided by the corporation to a related person. "Related person" generally includes, without limitation, any individual, corporation, partnership or other person or entity which beneficially owns shares of capital stock of the corporation which in the aggregate represent not less than 10% of the votes entitled to be cast generally in the election of directors. "Disinterested director" generally means a director who was not elected with the vote of, is not representing, and is not an affiliate or associate of, a related person.

     In addition to any vote required pursuant to the above-referenced provisions, the Community Articles further provide that the affirmative vote of the holders of outstanding shares of stock of the corporation which represent not less than 80% of the votes entitled to be cast generally in the election of directors is required for the approval of any merger, consolidation, exchange of shares or sale of substantially all of the assets of the corporation with or to a related person if the cash or fair market value of the property, securities or other consideration to be received per share in such reorganization by holders of common stock of the corporation other than related persons shall be less than fair price (defined to mean the highest per share price paid by the related person in acquiring any of its holdings of shares of the Community Common Stock).

AMENDMENTS TO ARTICLES

     CFX. The CFX Articles provide that the holders of at least two-thirds of all of the shares of CFX entitled to vote for the election of directors is required to amend or repeal, or to adopt any provision in contravention of or inconsistent with, the CFX Articles. In addition, the vote of the holders of at least 80% of all of the shares of CFX entitled to vote for the election of directors is required to amend or repeal, or to adopt any provision in contravention of or inconsistent with, those provisions described above in "-- Business Combinations."

     Community. The Community Articles provide that action of the stockholders to amend, alter, change or repeal, or adopt any provision inconsistent with those provisions described above in "-- Business Combinations" requires the affirmative vote of the holders of outstanding shares of capital stock of the corporation representing not less than 80% of the votes entitled to be cast generally in the election of directors (at least two-thirds of which votes must be cast by holders who are not related persons (as defined in "-- Business Combinations")).

ANTI-TAKEOVER PROVISIONS -- RIGHTS PLANS

     CFX.  CFX has not adopted a shareholders' rights plan.

     Community. Community has adopted the Community Rights Plan, which is described in documents incorporated herein by reference. See "AVAILABLE INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE."

            PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

     The following unaudited pro forma combined condensed financial statements have been prepared to reflect the Acquisitions on a pooling-of-interest basis. The pro forma balance sheets have been prepared as if the Acquisitions had occurred on March 31, 1997, and the pro forma income statements have been prepared as if the Acquisitions had occurred as of the beginning of the earliest period presented. Under pooling-of-interest accounting treatment for the Acquisitions, the recorded assets and liabilities of CFX, Portsmouth and Community are carried forward to the combined company at their recorded amounts. The following pro forma financial statements reflect the exchange of Portsmouth Common Stock for CFX Common Stock in connection with the Portsmouth Acquisition at an exchange ratio of 1.0294 and reflect the exchange of Community Common Stock for CFX Common Stock at an Exchange Ratio of 2.2. The actual exchange ratios will depend on (i) in the case of the Acquisition, the CFX trading price during the 15 days preceding the Effective Date, and (ii) in the case of the Portsmouth Acquisition, during the 10 days preceding the receipt of the last required regulatory approval. This unaudited pro forma combined financial information should be read in conjunction with the consolidated historical financial statements of CFX, Community and Portsmouth, including notes thereto, incorporated by reference herein. See "AVAILABLE INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE."

     The unaudited pro forma combined condensed financial statements give effect to the Acquisitions, but do not reflect anticipated expenses and nonrecurring charges which may result from the Acquisitions or estimated expense savings and revenue enhancements anticipated to result from the Acquisitions.

     The unaudited pro forma combined financial data is not necessarily indicative of the financial position and results of future operations of the combined entity or the actual financial position and results of operations that would have been achieved had the Acquisitions been consummated at the dates indicated. The unaudited pro forma combined condensed balance sheets reflect preliminary pro forma adjustments made to combine CFX with Portsmouth and CFX with Community, utilizing the pooling-of-interests accounting method.

     The actual adjustments to CFX's accounts will be made as of the effective times of the Acquisitions and may differ from those reflected in the pro forma financial statements.

 CFX CORPORATION -- COMMUNITY BANKSHARES, INC. -- PORTSMOUTH BANK SHARES, INC.

                   PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                 MARCH 31, 1997
                                  (UNAUDITED)

                                                                                                                        CFX
                                                                                                                     PRO FORMA
                                                           CFX PRO FORMA                           CFX PRO FORMA    COMBINED W/
                         CFX       COMMUNITY   PRO FORMA    COMBINED W/   PORTSMOUTH   PRO FORMA    COMBINED W/    COMMUNITY AND
                     (HISTORICAL)  (HISTORICAL) ADJUSTMENTS   COMMUNITY   (HISTORICAL) ADJUSTMENTS  PORTSMOUTH      PORTSMOUTH
                     ------------  ---------  -----------  -------------  ----------  -----------  -------------  ---------------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
ASSETS
 Cash and due from
   banks............  $   62,080   $ 22,709                 $    84,789    $  6,107     $    --     $    68,187     $    90,896
 Interest bearing
   deposits with
   other banks......       4,628      4,227                       8,855      44,752                      49,380          53,607
 Securities
   available for
   sale.............     379,423     88,081                     467,504      86,698                     466,121         554,202
 Securities held to
   maturity.........      30,951     43,806                      74,757      21,504                      52,455          96,261
 Mortgage loans held
   for sale.........      21,101      4,352                      25,453           0                      21,101          25,453
 Loans and leases...   1,150,658    400,503                   1,551,161      97,967                   1,248,625       1,649,128
   Less allowance
     for loan and
     lease losses...      15,661      4,088                      19,749         688                      16,349          20,437
                      ----------   --------                  ----------    --------                  ----------      ----------
     Net Loans and
       Leases.......   1,134,997    396,415           0       1,531,412      97,279           0       1,232,276       1,628,691
 Premises and
   equipment........      28,227      9,923                      38,150         890                      29,117          39,040
 Mortgage servicing
   rights...........       6,555      1,654                       8,209           0                       6,555           8,209
 Goodwill and
   deposit base
   intangibles......       9,080          0                       9,080           0                       9,080           9,080
 Foreclosed real
   estate...........       1,806      1,112                       2,918         100                       1,906           3,018
 Bank-owned life
   insurance........      31,376          0                      31,376           0                      31,376          31,376
 Other assets.......      34,225      8,366                      42,591       5,591                      39,816          48,182
                      ----------   --------     -------      ----------    --------     -------      ----------      ----------
                      $1,744,449   $580,645     $     0     $ 2,325,094    $262,921     $     0     $ 2,007,370     $ 2,588,015
                      ==========   ========     =======      ==========    ========     =======      ==========      ==========
LIABILITIES AND
 SHAREHOLDERS'
 EQUITY
 Deposits:
   Interest
     bearing........  $1,074,879   $356,492                 $ 1,431,371    $190,515                 $ 1,265,394     $ 1,621,886
   Noninterest
     bearing........     148,651     54,193                     202,844       3,575                     152,226         206,419
                      ----------   --------                  ----------    --------                  ----------      ----------
       Total
        Deposits....   1,223,530    410,685           0       1,634,215     194,090                   1,417,620       1,828,305
 Advances from
   FHLBB............     238,681     83,684                     322,365           0                     238,681         322,365
 Other borrowed
   funds............     104,535     34,682                     139,217           0                     104,535         139,217
 Other
   liabilities......      43,884     10,177                      54,061       2,765                      46,649          56,826
                      ----------   --------                  ----------    --------                  ----------      ----------
       Total
        Liabilities.   1,610,630    539,228           0       2,149,858     196,855                   1,807,485       2,346,713
SHAREHOLDERS' EQUITY
 Preferred stock....           0          0                           0           0                           0               0
 Common
   stock(1)(2)(3)...       8,718      2,465       1,152          12,335         666       3,365          12,749          16,366
 Paid-in capital....      98,234     22,391      (1,152)        119,473      35,416      (9,729)        123,921         145,160
 Retained
   earnings.........      30,094     16,875                      46,969      35,955                      66,049          82,924
 Net unrealized
   gains (losses) on
   securities
   available for
   sale, after tax
   effects..........      (2,757)      (314)                     (3,071)        393                      (2,364)         (2,678)
 Cost of common
   stock in
   treasury.........        (470)         0                        (470)     (6,364)      6,364            (470)           (470)
                      ----------   --------     -------      ----------    --------     -------      ----------      ----------
       Total
        Shareholders'
        Equity......     133,819     41,417           0         175,236      66,066           0         199,885         241,302
                      ----------   --------     -------      ----------    --------     -------      ----------      ----------
                      $1,744,449   $580,645     $     0     $ 2,325,094    $262,921     $     0     $ 2,007,370     $ 2,588,015
                      ==========   ========     =======      ==========    ========     =======      ==========      ==========
Number of common
 shares
 outstanding(1).....      13,050      2,465                      18,473       5,872                      19,095          24,518
                      ----------   --------                  ----------    --------                  ----------      ----------
Common shareholders'
 equity per
 share(4)...........  $    10.25   $  16.80                 $      9.49    $  11.25                 $     10.47     $      9.84
                      ----------   --------                  ----------    --------                  ----------      ----------

 CFX CORPORATION -- COMMUNITY BANKSHARES, INC. -- PORTSMOUTH BANK SHARES, INC.

                 PRO FORMA COMBINED CONDENSED INCOME STATEMENT
                  FOR THE THREE MONTHS ENDED MARCH 31, 1997(7)
                                  (UNAUDITED)

                                                                                                                   CFX
                                                                CFX                              CFX            PRO FORMA
                                                             PRO FORMA                        PRO FORMA        COMBINED W/
                                  CFX         COMMUNITY     COMBINED W/      PORTSMOUTH      COMBINED W/      COMMUNITY AND
                              (HISTORICAL)    (HISTORICAL)   COMMUNITY      (HISTORICAL)     PORTSMOUTH        PORTSMOUTH
                              ------------    ---------    -------------    ------------    -------------    ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income
  Interest on loans and
     leases..................   $24,399         $ 8,940       $33,339          $1,965          $26,364           $35,304
  Interest and dividends on
     securities..............     5,013           1,946         6,959           1,794            6,807             8,753
  Other interest income......        91              28           119             821              912               940
                                -------         -------       -------          ------          -------           -------
          Total Interest and
            Dividend Income..    29,503          10,914        40,417           4,580           34,083            44,997
Interest expense
  Interest on deposits.......    10,577           3,664        14,241           1,995           12,572            16,236
  Interest on borrowings.....     3,922           1,537         5,459               0            3,922             5,459
                                -------         -------       -------          ------          -------           -------
          Total interest
            expense..........    14,499           5,201        19,700           1,995           16,494            21,695
                                -------         -------       -------          ------          -------           -------
  Net Interest and Dividend
     Income..................    15,004           5,713        20,717           2,585           17,589            23,302
Provision for loan and lease
  losses.....................       702             240           942               0              702               942
                                -------         -------       -------          ------          -------           -------
  Net Interest and Dividend
     Income after Provision
     for Loan and Lease
     Losses..................    14,302           5,473        19,775           2,585           16,887            22,360
Other income.................     4,372           1,298         5,670             242            4,614             5,912
Other expense................    11,974           4,670        16,644             888           12,862            17,532
                                -------         -------       -------          ------          -------           -------
  Income Before Income
     Taxes...................     6,700           2,101         8,801           1,939            8,639            10,740
Income taxes.................     1,958             778         2,736             431            2,389             3,167
                                -------         -------       -------          ------          -------           -------
  Net Income.................   $ 4,742         $ 1,323       $ 6,065          $1,508          $ 6,250           $ 7,573
                                -------         -------       -------          ------          -------           -------
Weighted average common
  shares outstanding(5)......    13,014           2,518        18,554           5,843           19,029            24,568
                                =======         =======       =======          ======          =======           =======
Earnings per common share....   $  0.36         $   .53       $  0.33          $ 0.26          $  0.33           $  0.31
                                =======         =======       =======          ======          =======           =======

 CFX CORPORATION -- COMMUNITY BANKSHARES, INC. -- PORTSMOUTH BANK SHARES, INC.

                 PRO FORMA COMBINED CONDENSED INCOME STATEMENT
                    FOR THE YEAR ENDED DECEMBER 31, 1996(7)
                                  (UNAUDITED)

                                                                                                                      CFX
                                                                     CFX                            CFX            PRO FORMA
                                                                  PRO FORMA                      PRO FORMA        COMBINED W/
                                       CFX         COMMUNITY     COMBINED W/     PORTSMOUTH     COMBINED W/      COMMUNITY AND
                                   (HISTORICAL)    (HISTORICAL)   COMMUNITY      (HISTORICAL)   PORTSMOUTH        PORTSMOUTH
                                   ------------    ---------    -------------    ----------    -------------    ---------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income
  Interest on loans and leases....   $ 88,416       $32,976        $121,392        $ 7,141        $ 95,557          $128,533
  Interest and dividends on
     securities...................     19,386         8,287          27,673          8,169          27,555            35,842
  Other interest income...........        623           315             938          2,992           3,615             3,930
                                     --------       -------        --------        -------        --------          --------
          Total Interest and
            Dividend Income.......    108,425        41,578         150,003         18,302         126,727           168,305
                                     --------       -------        --------        -------        --------          --------
Interest expense
  Interest on deposits............     40,740        14,839          55,579          8,055          48,795            63,634
  Interest on borrowings..........     10,826         4,918          15,744            204          11,030            15,948
                                     --------       -------        --------        -------        --------          --------
          Total interest
            expense...............     51,566        19,757          71,323          8,259          59,825            79,582
                                     --------       -------        --------        -------        --------          --------
  Net Interest and Dividend
     Income.......................     56,859        21,821          78,680         10,043          66,902            88,723
Provision for loan and lease
  losses..........................      2,935         1,350           4,285             --           2,935             4,285
                                     --------       -------        --------        -------        --------          --------
  Net Interest and Dividend Income
     after Provision for Loan and
     Lease Losses.................     53,924        20,471          74,395         10,043          63,967            84,438
Other income......................     16,827         3,993          20,820          1,888          18,715            22,708
Other expense.....................     51,370        16,820          68,190          3,527          54,897            71,717
                                     --------       -------        --------        -------        --------          --------
  Income Before Income Taxes......     19,381         7,644          27,025          8,404          27,785            35,429
Income taxes......................      6,740         2,689           9,429          2,447           9,187            11,876
                                     --------       -------        --------        -------        --------          --------
  Net Income......................   $ 12,641       $ 4,955        $ 17,596        $ 5,957        $ 18,598          $ 23,553
                                     ========       =======        ========        =======        ========          ========
Weighted average common shares
  outstanding(5)..................     12,823         2,477          18,273          6,074          19,076            24,526
                                     ========       =======        ========        =======        ========          ========
Earnings per common share.........   $   0.99       $  2.00        $   0.96        $  0.98        $   0.97          $   0.96
                                     ========       =======        ========        =======        ========          ========

 CFX CORPORATION -- COMMUNITY BANKSHARES, INC. -- PORTSMOUTH BANK SHARES, INC.

                 PRO FORMA COMBINED CONDENSED INCOME STATEMENT
                    FOR THE YEAR ENDED DECEMBER 31, 1995(7)
                                  (UNAUDITED)

                                                                                                                        CFX
                                                                          CFX                          CFX           PRO FORMA
                                                                       PRO FORMA                    PRO FORMA       COMBINED W/
                                          CFX          COMMUNITY      COMBINED W/    PORTSMOUTH    COMBINED W/     COMMUNITY AND
                                      (HISTORICAL)   (HISTORICAL)(6)   COMMUNITY     (HISTORICAL)  PORTSMOUTH       PORTSMOUTH
                                      ------------   -------------   -------------   ----------   -------------   ---------------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income
  Interest on loans and leases.......    $76,747        $26,086         $102,833       $ 6,769       $ 83,516         $109,602
  Interest and dividends on
     securities......................     18,422          7,564           25,986        10,007         28,429           35,993
  Other interest income..............      1,220            223            1,443         1,770          2,990            3,213
                                         -------        -------         --------       -------       --------         --------
          Total Interest and Dividend
            Income...................     96,389         33,873          130,262        18,546        114,935          148,808
                                         -------        -------         --------       -------       --------         --------
Interest expense
  Interest on deposits...............     37,279         12,904           50,183         7,491         44,770           57,674
  Interest on borrowings.............      7,084          2,914            9,998           193          7,277           10,191
                                         -------        -------         --------       -------       --------         --------
          Total interest expense.....     44,363         15,818           60,181         7,684         52,047           67,865
                                         -------        -------         --------       -------       --------         --------
  Net Interest and Dividend Income...     52,026         18,055           70,081        10,862         62,888           80,943
Provision for loan and lease
  losses.............................      3,037            777            3,814            --          3,037            3,814
                                         -------        -------         --------       -------       --------         --------
  Net Interest and Dividend Income
     after Provision for Loan and
     Lease Losses....................     48,989         17,278           66,267        10,862         59,851           77,129
Other income.........................     14,311          2,201           16,512         1,226         15,537           17,738
Other expense........................     46,202         13,442           59,644         3,608         49,810           63,252
                                         -------        -------         --------       -------       --------         --------
  Income Before Income Taxes.........     17,098          6,037           23,135         8,480         25,578           31,615
Income taxes.........................      5,760          1,862            7,622         2,439          8,199           10,061
                                         -------        -------         --------       -------       --------         --------
  Net Income.........................     11,338          4,175           15,513         6,041         17,379           21,554
Preferred stock dividends............         89             --               89            --             89               89
                                         -------        -------         --------       -------       --------         --------
  Net Income Available to Common
     Stock...........................    $11,249        $ 4,175         $ 15,424       $ 6,041       $ 17,290         $ 21,465
                                         =======        =======         ========       =======       ========         ========
Weighted average common shares
  outstanding(5).....................     12,701          2,458           18,109         6,082         18,962           24,369
                                         -------        -------         --------       -------       --------         --------
Earnings per common share............    $  0.89        $  1.70         $   0.85       $  0.99       $   0.91         $   0.88
                                         =======        =======         ========       =======       ========         ========

 CFX CORPORATION -- COMMUNITY BANKSHARES, INC. -- PORTSMOUTH BANK SHARES, INC.

                 PRO FORMA COMBINED CONDENSED INCOME STATEMENT
                             DECEMBER 31, 1994 (7)
                                  (UNAUDITED)

                                                                                                                        CFX
                                                                          CFX                          CFX           PRO FORMA
                                                                       PRO FORMA                    PRO FORMA       COMBINED W/
                                          CFX          COMMUNITY      COMBINED W/    PORTSMOUTH    COMBINED W/     COMMUNITY AND
                                      (HISTORICAL)   (HISTORICAL)(6)   COMMUNITY     (HISTORICAL)  PORTSMOUTH       PORTSMOUTH
                                      ------------   -------------   -------------   ----------   -------------   ---------------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income
  Interest on loans and leases.......    $62,546        $21,489         $ 84,035       $ 6,716        $69,262         $ 90,751
  Interest and dividends on
     securities......................     18,025          5,419           23,444        10,336         28,361           33,780
  Other interest income..............      1,066            296            1,362           904          1,970            2,266
                                         -------        -------         --------       -------        -------         --------
          Total Interest and Dividend
            Income...................     81,637         27,204          108,841        17,956         99,593          126,797
                                         -------        -------         --------       -------        -------         --------
Interest expense
  Interest on deposits...............     28,122         11,262           39,384         6,051         34,173           45,435
  Interest on borrowings.............      5,517            506            6,023           196          5,713            6,219
                                         -------        -------         --------       -------        -------         --------
          Total interest expense.....     33,639         11,768           45,407         6,247         39,886           51,654
                                         -------        -------         --------       -------        -------         --------
  Net Interest and Dividend Income...     47,998         15,436           63,434        11,709         59,707           75,143
Provision for loan and lease
  losses.............................      2,697            925            3,622            --          2,697            3,622
                                         -------        -------         --------       -------        -------         --------
  Net Interest and Dividend Income
     after Provision for Loan and
     Lease Losses....................     45,301         14,511           59,812        11,709         57,010           71,521
Other income.........................     11,079          2,818           13,897           503         11,582           14,400
Other expense........................     44,864         12,811           57,675         4,035         48,899           61,710
                                         -------        -------         --------       -------        -------         --------
  Income Before Income Taxes.........     11,516          4,518           16,034         8,177         19,693           24,211
Income taxes.........................      4,272            897            5,169         2,305          6,577            7,474
                                         -------        -------         --------       -------        -------         --------
  Net Income.........................      7,244          3,621           10,865         5,872         13,116           16,737
Preferred stock dividends............        268             19              287            --            268              287
                                         -------        -------         --------       -------        -------         --------
  Net Income Available to Common
     Stock...........................    $ 6,976        $ 3,602         $ 10,578       $ 5,872        $12,848         $ 16,450
                                         =======        =======         ========       =======        =======         ========
Weighted average common shares
  outstanding(5).....................     12,052          2,424           17,385         6,121         18,353           23,685
                                         =======        =======         ========       =======        =======         ========
Earnings per common share............    $  0.58        $  1.49         $   0.61       $  0.96        $  0.70         $   0.69
                                         =======        =======         ========       =======        =======         ========

           NOTES TO PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

     (1) Common Stock at March 31, 1997.

         CFX, $0.66 2/3 par value, 22,500,000 authorized shares, of which 13,080,325 shares have been issued and 13,049,961 are outstanding.

         Portsmouth, $0.10 par value, 25,000,000 authorized shares, of which 6,657,184 shares have been issued and 5,872,334 are outstanding.

         Community, $1.00 par value, 4,500,000 authorized shares, of which 2,465,238 shares have been issued and are outstanding.

     (2) The pro forma financial statements reflect the exchange of Portsmouth and Community common stock for CFX common stock in connection with the acquisitions at the maximum exchange ratios of 1.0294 and 2.2, respectively.

         In combining the companies, a pro forma adjustment at March 31, 1997 was made to reflect the issuance of 6,044,981 shares of CFX common stock to Portsmouth shareholders and 5,423,524 shares of CFX common stock to Community shareholders in exchange for the outstanding shares of Portsmouth and Community common stock.

     (3) The Acquisition Agreements provide that each holder of Portsmouth and Community Common Stock, who would otherwise have been entitled to a fraction of CFX common stock, will receive cash in lieu of such fractional share. Such cash payments have not been reflected in the pro forma information.

     (4) Pro forma common shareholders' equity per share was computed by dividing combined historical common shareholders' equity by the sum of the common shares outstanding at period end, adjusted to give effect to one or both of the acquisitions, assuming the maximum exchange ratios of 1.0294 and 2.2 for the Portsmouth and Community Acquisitions, respectively.

     (5) Pro forma weighted average common shares outstanding represent the historical weighted average common shares outstanding of CFX during the periods, plus the historical weighted average common shares outstanding of Portsmouth (as restated to reflect the 2% stock dividend paid on March 15, 1997) and Community, adjusted to give effect to one or both of the acquisitions, assuming the maximum exchange ratios of 1.0294 and 2.2, respectively.

     (6) The pro forma income statements for the years ended December 31, 1995 and 1994 include the historical amounts of Community for the years ended June 30, 1995 and 1994, respectively. Effective December 31, 1995, Community changed its fiscal year end from June 30 to December 31.

     (7) The unaudited pro forma combined condensed income statements do not reflect material nonrecurring charges, totaling approximately $7.7 million in the aggregate, net of related tax effects, attributable to the Portsmouth Acquisition and the Community Acquisition.

                       CERTAIN REGULATORY CONSIDERATIONS

GENERAL

     Bank holding companies, banks and many of their nonbank affiliates are extensively regulated under both federal and state law. The following information describes certain aspects of that regulation. To the extent that the following information describes statutory provisions, it is qualified in its entirety by reference to the particular statutory provisions and any regulations promulgated thereunder. The following is not intended to be an exhaustive description of the statutes and regulations applicable to CFX's or Community's business. Additional information regarding supervision and regulation is included in documents incorporated herein by reference. See "AVAILABLE INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE."

     CFX is a bank holding company subject to the supervision of the Federal Reserve under the BHCA. As such, CFX is a legal entity separate and distinct from its subsidiary banks (the "Banks") and its nonbanking subsidiaries. Accordingly, the right of CFX, and consequently the right of creditors and stockholders of CFX, to participate in any distribution of the assets or earnings of any subsidiary is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of CFX in its capacity as a creditor may be recognized. The principal source of CFX's revenue and cash flows is dividends from the Banks and its nonbank subsidiaries. There are legal limitations on the extent to which the Banks can finance or otherwise supply funds to CFX and its nonbanking subsidiaries.

     CFX Bank is a New Hampshire-chartered FDIC-insured bank and, therefore, is subject to supervision and regulation by the Commissioner and the FDIC. Orange Savings is a Massachusetts-chartered FDIC-insured savings bank subject to supervision and regulation by the Massachusetts Commissioner of Banks and the FDIC. Safety Fund is a national banking association subject to supervision and regulation by the Office of the Comptroller of the Currency ("OCC").

RESTRICTIONS ON PAYMENT OF DIVIDENDS

     Because CFX derives substantially all of its income from the payment of dividends by the Banks, its ability to pay dividends is affected by the ability of the Banks to pay dividends. The Banks are subject to various statutory and regulatory restrictions on their ability to pay dividends to CFX. In addition, the FDIC, in the case of CFX Bank and Orange Savings, and the OCC in the case of Safety Fund, have authority to prohibit any such Bank from engaging in an unsafe or unsound practice in conducting its business. The payment of dividends by the Banks could be deemed to constitute such an unsafe or unsound practice depending on the financial condition of the bank. The ability of the Banks to pay dividends in the future is currently, and could be further, influenced by federal and state bank regulatory policies or agreements and by regulatory capital guidelines.

     In addition, consistent with its policy regarding bank holding companies serving as a source of strength for their subsidiary banks, the Federal Reserve has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless its net income available to common stockholders has been sufficient to fund fully the dividends, and the prospective rate of earnings retention appears to be consistent with such holding company's capital needs, asset quality and overall financial condition.

AFFILIATE TRANSACTION RESTRICTIONS

     The Banks are subject to affiliate transaction restrictions under federal law which limit the transactions by subsidiary banks with or on behalf of their parent company and to or on behalf of any nonbank subsidiaries, whether in the form of loans, extensions of credit, issuances of guaranties, acceptances or letters of credit, investments or asset purchases. Such transactions by a subsidiary bank to its parent company or to any nonbank subsidiary are limited to 10% of a bank subsidiary's capital and surplus and, with respect to such parent company and all such nonbank subsidiaries, to an aggregate of 20% of such bank subsidiary's capital and surplus. An exception to these qualitative restrictions is provided for transactions between insured banks that are within the same holding company structure where the holding company owns 80% or more of each institution. Further, such loans and extensions of credit generally are required to be secured by eligible collateral in specified amounts. Federal law also prohibits subsidiary banks from purchasing "low-quality" assets from affiliates.

COMMUNITY REINVESTMENT ACT

     Bank holding companies and their subsidiary banks are subject to the provisions of the Community Reinvestment Act of 1977, as amended ("CRA"). Under CRA, each subsidiary bank's record in meeting the credit needs of the community served by the bank, including low- and moderate-income neighborhoods, is regularly assessed by the bank's primary regulatory authority (assessments include the following CRA ratings in descending order: "Outstanding," "Satisfactory," "Needs to Improve" and "Substantial Noncompliance"). When a bank holding company applies for approval to acquire a bank or other bank holding company, the Federal Reserve will review the assessment of each subsidiary bank of the applicant bank holding company, and such records may be the basis for denying the application. At their most recent respective CRA examinations, CFX Bank, Concord and Centerpoint received overall CRA ratings of "Outstanding" and Orange Savings and Safety Fund received overall CRA ratings of "Satisfactory."

CROSS-GUARANTEE AND HOLDING COMPANY LIABILITY

     The Financial Institutions Reform, Recovery, and Enforcement Act of 1989 contains a "cross-guarantee" provision which could result in insured depository institutions "commonly controlled" by CFX being liable for losses incurred by the FDIC in connection with assistance provided to, or the failure of, any other insured depository institution owned by CFX. Such liability could have a material adverse effect on the financial condition of CFX and its subsidiary banks. Under Federal Reserve policy, CFX is expected to act as a source of financial strength to each of its subsidiary banks and to commit resources to support each such bank. This support may be required at times when, absent this policy, CFX might not otherwise provide support. In addition, any capital loans by CFX to any of the Banks would be subordinate in right of payment to deposits and to certain other indebtedness of the Banks.

     Under the prompt corrective action provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") and the Federal Reserve's source of strength policy, a bank holding company may be required to infuse sufficient capital into a subsidiary insured depository institution to ensure that such subsidiary is in compliance with its minimum capital requirements. See "-- Enforcement Powers of the Federal Banking Agencies; Corrective Action" and "-- Capital Guidelines." Further, in the event of a bank holding company's bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, the trustee will be deemed to have assumed and is required to cure immediately any deficit under any commitment by the debtor holding company to any of the federal banking agencies to maintain the capital of an insured depository institution, and any claim for breach of such obligation will generally have priority over most other unsecured claims.

FDIC INSURANCE ASSESSMENTS

     The deposits of the Banks are insured by the FDIC up to the limits set forth under applicable law. All of the deposits of Concord and Centerpoint and a majority of the deposits of CFX Bank are insured by the Bank Insurance Fund ("BIF") of the FDIC. However, approximately 17.7% of CFX Bank's deposits are insured by the Savings Association Insurance Fund ("SAIF") of the FDIC. Pursuant to budget reconciliation legislation enacted in 1996, the FDIC imposed a special assessment on SAIF-insured deposits in order to increase the SAIF's net worth to 1.25% of insured deposits as of October 1, 1996. The pre-tax impact of this assessment on CFX Bank was approximately $691,000 and was recorded as an expense in 1996. Thereafter, the FDIC equalized the assessment rates for BIF- and SAIF-insured deposits, effective January 1, 1997. Currently, the amount of FDIC assessments range from the statutory minimum of $2,000 per year for the best rated institutions, including CFX Bank, Concord and Centerpoint, and 0.27% of insured deposits for the worst rated institutions. In addition, legislation passed in 1996 requires all insured depository institutions to pay a pro rata portion of the interest due on the obligations of the Financing Corporation. On an annualized basis, in the case of BIF-insured deposits, this assessment amounts to an additional $.013 per $100 of deposits, while in the case of SAIF-insured deposits this assessment amounts to an additional $.063 per $100 of deposits.

ENFORCEMENT POWERS OF THE FEDERAL BANKING AGENCIES; CORRECTIVE ACTION

     Failure to comply with applicable laws, regulations and supervisory agreements could subject CFX and its subsidiary banks, which will include CFX Bank (into which Concord and Centerpoint will be merged in connection with the Acquisition), as well as officers, directors and institution-affiliated parties of these institutions, to administrative sanctions and potentially substantial civil money penalties.

     Under FDICIA, the federal banking agencies possess broad powers to take corrective action as deemed appropriate for an insured depository institution and its holding companies. The extent of these powers depends upon whether the institution in question is considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." As of March 31, 1997, each of the Banks, as well as Concord and Centerpoint, exceeded the required ratios for classification as "well capitalized." The categorization of depository institutions under the uniform regulations is solely for the purpose of applying the federal bank agencies' prompt corrective action powers and is not intended to be, and should not be interpreted as, a representation of the depository institution's overall financial condition or prospects.

     Generally, as an institution is deemed to be less well capitalized, the scope and severity of the agencies' powers increase. The agencies' corrective powers can include, among other things, requiring an insured financial institution to adopt a capital restoration plan which cannot be approved unless guaranteed by the institution's parent holding company; placing limits on asset growth and restrictions on activities; placing restrictions on transactions with affiliates; restricting the interest rate the institution may pay on deposits; prohibiting the institution from accepting deposits from correspondent banks; prohibiting the payment of principal or interest on subordinated debt; prohibiting the holding company from making capital distributions without prior regulatory approval; and, ultimately, appointing a receiver for the institution. Business activities may also be influenced by an institution's capital classification. For instance, only a "well capitalized" depository institution may accept brokered deposits without prior regulatory approval and only "adequately capitalized" institutions may accept brokered deposits with prior regulatory approval.

CAPITAL GUIDELINES

     CFX and Community each are subject to capital adequacy guidelines of the Federal Reserve. Under the Federal Reserve's capital guidelines, a holding company's capital is divided into two tiers, Tier 1 and Tier 2, the respective components of which are described in documents incorporated herein by reference. See "AVAILABLE INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE." Holding companies are required to maintain a minimum ratio of total capital (Tier 1 plus Tier 2 capital) to total risk-adjusted assets (which include the credit risk equivalents of certain off-balance sheet items) of 8%, of which half (4%) must be Tier 1 capital. In addition, the Federal Reserve requires a leverage ratio (Tier 1 capital to average total consolidated assets) of 3%. The Federal Reserve's risk-based and leverage ratios are minimum supervisory ratios generally applicable to bank holding companies that meet certain specified criteria, including that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. Each depository institution subsidiary of CFX and Community is also subject to similar minimum capital guidelines established by the subsidiary's primary federal regulator. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant.

     The federal banking agencies' risk-based capital standards explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by an agency in assessing the institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating the institution's capital adequacy. The federal banking agencies also have recently issued additional capital guidelines for certain banks and bank holding companies that engage in trading activities. Community does not believe that consideration of the additional factors considered in this paragraph will affect the regulators' assessment of the capital adequacy of Community, Concord or Centerpoint.

     Under federal banking laws, failure to meet the minimum regulatory capital requirements could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including, in the most severe cases, the termination of deposit insurance by the FDIC and seizure of the institution.

     As of March 31, 1997, CFX's and Community's capital ratios and the capital ratios of each of their subsidiary depository institutions exceeded the minimum regulatory capital requirements established by the appropriate federal regulatory agency. It is anticipated that, after the consummation of the Acquisition, CFX and its depository institution subsidiaries will continue to exceed the minimum requirements.

RIEGLE-NEAL INTERSTATE BANKING AND BRANCHING EFFICIENCY ACT OF 1994

     On September 29, 1994, the President signed into law the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("IBBEA"), which permits adequately capitalized and adequately managed bank holding companies to acquire banks in any state. The IBBEA also permits banks in separate states to consolidate into single entities with branches in multiple states. Consequently, CFX has the authority to acquire any bank or bank holding company, and can be acquired by any bank or bank holding company, located anywhere in the United States. Further, effective June 1, 1997, the Banks have the authority, subject to certain restrictions, including state opt-out provisions, to consolidate with other banking subsidiaries of CFX. Among other provisions, the IBBEA provides that interstate branches of national banks will be subject to host state laws, such as intrastate branching, consumer protection, fair lending and community reinvestment laws, unless any such law is preempted by federal law or is discriminatory in effect. The IBBEA provides that interstate branches of state banks will be subject to the laws of the host state. In addition, among other things, the IBBEA also increases the community reinvestment requirements applicable to multi-state depository institutions. This legislation may increase competition as banks branch across state lines and enter new markets.

                                 LEGAL MATTERS

     The validity of the CFX Common Stock offered in connection with the Acquisition will be passed upon by Devine, Millimet & Branch, P.A., Manchester, New Hampshire, counsel to CFX. Certain federal income tax consequences of the Acquisition and other legal matters in connection with the Acquisition will be passed upon by Arnold & Porter, Washington, D.C., special counsel to CFX, and Foley, Hoag & Eliot LLP, Boston, Massachusetts, counsel to Community.

                                    EXPERTS

     The consolidated financial statements of Community and subsidiaries appearing in Community's Annual Report on Form 10-K for the year ended December 31, 1996 incorporated by reference herein and in the Registration Statement have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as set forth in their report thereon included therein and incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing. Representatives of KPMG Peat Marwick LLP are expected to be present at the Special Meeting, will have an opportunity to make a statement if they wish to do so and are expected to be available to respond to appropriate questions.

     The consolidated financial statements of CFX and subsidiaries appearing in CFX's Annual Report on Form 10-K for the year ended December 31, 1996 incorporated by reference herein have been audited by Wolf & Company, P.C. independent certified public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Portsmouth and its subsidiaries as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 30, 1996 have been incorporated by reference herein and in the Registration Statement in reliance on the report of Shatswell & MacLeod, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing. The report of Shatswell & MacLeod refers to the adoption in 1994 of Statement of Financial Accounting Standards No. 115.

                             STOCKHOLDER PROPOSALS

     If the Acquisition is not consummated for any reason, Community will schedule a 1997 annual meeting for the purpose of electing directors. To be eligible for inclusion in Community's proxy statement and form of proxy relating to such meeting, any proposal that a stockholder of Community intends to present at such annual meeting must be received by Community at its principal executive offices a reasonable time prior to the date of such meeting, which will be publicly announced promptly after such meeting date has been set.

                                                                      APPENDIX A

                      AGREEMENT AND PLAN OF REORGANIZATION

     THIS AGREEMENT AND PLAN OF REORGANIZATION (this "Reorganization Agreement"), dated as of March 24, 1997, is by and among COMMUNITY BANKSHARES, INC. ("Community"), a New Hampshire corporation, CONCORD SAVINGS BANK ("Concord Bank"), a New Hampshire state-chartered savings bank, CENTERPOINT BANK, a New Hampshire state-chartered commercial bank (Concord Bank and Centerpoint Bank being referred to together herein as the "Community Banks"), CFX CORPORATION ("CFX"), a New Hampshire corporation, and CFX BANK, a New Hampshire state-chartered savings bank.

                                   WITNESSETH

     WHEREAS, the parties hereto desire to combine their respective businesses on the terms and subject to the conditions of this Reorganization Agreement;

     WHEREAS, the parties hereto desire that CFX acquire all the outstanding shares of capital stock of Community, including each attached right issued pursuant to the Community Rights Agreement (as defined below), through an exchange (the "Share Exchange") of shares of CFX Common Stock (as defined below) for the issued and outstanding shares of Community Common Stock (as defined below) pursuant to a Plan of Share Exchange (the "Plan of Exchange") in the form attached hereto as Annex A;

     WHEREAS, the parties desire that, following the Share Exchange, Community shall be merged (the "Holding Company Merger") with and into CFX, pursuant to a merger agreement or plan of merger (the "Merger Agreement") in a form to be specified by CFX and reasonably satisfactory to Community and consistent with the terms of this Reorganization Agreement;

     WHEREAS, the parties desire that, following the consummation of the Holding Company Merger, the Community Banks, wholly owned subsidiaries of Community, shall be merged (the "Bank Merger") with and into CFX Bank, a wholly-owned subsidiary of CFX, pursuant to an Agreement and Plan of Merger (the "Plan of Merger") in the form attached hereto as Annex B;

     WHEREAS, in connection with the execution of this Reorganization Agreement, Community and CFX have entered into a Stock Option Agreement (the "Stock Option Agreement") dated as of even date herewith pursuant to which Community will grant CFX the right to purchase certain shares of Community Common Stock; and

     WHEREAS, the parties hereto desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with Share Exchange, the Holding Company Merger, the Bank Merger and the other transactions (collectively, the "Transactions") contemplated by this Reorganization Agreement, the Plan of Exchange, the Merger Agreement, the Plan of Merger and the Stock Option Agreement (collectively, the "Transaction Documents");

     WHEREAS, it is intended that all of the parties hereto except Centerpoint Bank shall execute this Reorganization Agreement on the date first above written, with Centerpoint Bank to execute this Reorganization Agreement, as promptly thereafter as practicable, as provided in Section 4.7(d) hereof;

     NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties and covenants herein contained and intending to be legally bound hereby, the parties hereto do hereby agree as follows:

                                   ARTICLE 1

                              CERTAIN DEFINITIONS

     1.1.  "AMEX" shall mean the American Stock Exchange, Inc.

     1.2. "BHC Act" shall mean the Bank Holding Company Act of 1956, as amended.

     1.3.  "CFX Entities" shall mean CFX and the CFX Subsidiaries.

     1.4. "CFX Financial Statements" shall mean (i) the consolidated balance sheets of CFX as of September 30, 1996 and as of December 31, 1995 and 1994 and the related consolidated statements of income, cash flows and changes in shareholders' equity (including related notes, if any) for the nine months ended September 30, 1996 and each of the three years ended December 31, 1995, 1994 and 1993 as filed by CFX in SEC Documents, together with the consolidated balance sheet of CFX and the related consolidated statements of income, cash flows and changes in shareholders' equity (including related notes, if any) as of and for the period ended December 31, 1996, as delivered to Community prior to the date hereof and (ii) the consolidated balance sheets of CFX and related consolidated statements of income, cash flows and changes in shareholders' equity (including related notes, if any) as filed by CFX in SEC Documents with respect to periods ended subsequent to September 30, 1996.

     1.5. "Closing Date" shall mean the date specified pursuant to Section 4.8 hereof as the date on which the Parties shall close the Transactions.

     1.6.  "Code" shall mean the Internal Revenue Code of 1986, as amended.

     1.7.  "Commissioner" shall mean the New Hampshire State Bank Commissioner.

     1.8. "Community Entities" shall mean Community and the Community Subsidiaries.

     1.9. "Community Financial Statements" shall mean (i) the consolidated balance sheets of Community as of September 30, 1996 and as of December 31, 1995 and 1994 and the related consolidated statements of income, cash flows and changes in shareholders' equity (including related notes, if any) for the nine months ended September 30, 1996 and each of the three years ended December 31, 1995, 1994 and 1993 as filed by Community in SEC Documents, together with the consolidated balance sheet of Community and the related consolidated statements of income, cash flows and changes in shareholders' equity (including related notes, if any) as of and for the period ended December 31, 1996, as delivered to CFX prior to the date hereof and (ii) the consolidated balance sheets of Community and related consolidated statements of income, cash flows and changes in shareholders' equity (including related notes, if any) as filed by Community in SEC Documents with respect to periods ended subsequent to September 30, 1996.

     1.10.  "Effective Date" shall mean the date specified pursuant to Section
4.8 hereof as the effective date of the Share Exchange.

     1.11. "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

     1.12. "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

     1.13.  "FDIA" shall mean the Federal Deposit Insurance Act.

     1.14.  "FDIC" shall mean the Federal Deposit Insurance Corporation.

     1.15. "Federal Reserve" shall mean the Board of Governors of the Federal Reserve System or any appropriate Federal Reserve Bank.

     1.16. "Intellectual Property" means domestic and foreign letters patent, patents, patent applications, patent licenses, software licensed or owned, know-how, know-how licenses, trade names, common law and other trademarks, service marks, licenses of trademarks, trade names and/or service marks, trademark registrations and applications, service mark registrations and applications and copyright registrations and applications.

     1.17. "Investment Company Act" means the Investment Company Act of 1940, as amended.

     1.18. "Material Adverse Effect" shall mean, with respect to Community or CFX, as the case may be, a material adverse effect on (A) the business, results of operations or financial condition of such party and its subsidiaries taken as a whole (provided, however, that the following shall not constitute or contribute to a Material Adverse Effect: (i) changes in the financial condition, business, or results of operations of a person resulting directly or indirectly from (1) changes in interest rates (provided that Community is in compliance with its asset/liability management policy as Previously Disclosed to CFX, as the same may be revised thereafter with CFX's concurrence), or (2) changes in state and federal regulations or legislation affecting New Hampshire banks; or
(ii) matters related to changes in federal, state or local tax laws or changes in federal, state or local tax status, characteristics, or attributes or the ability to use such attributes); or (B) the ability of any Party to perform its obligations under, and to consummate the transactions contemplated by, the Transaction Documents.

     1.19.  "Parties" shall mean CFX, CFX Bank, Community and the Community
Banks.

     1.20. "Previously Disclosed" shall mean disclosed prior to the execution hereof in (i) an SEC Document filed with the SEC subsequent to December 31, 1995 and prior to the date hereof, or (ii) a letter dated of even date herewith from the Party making such disclosure and delivered to the other Parties prior to the execution hereof.

     1.21. "Proxy Statement" shall mean the proxy statement/prospectus (or similar documents) together with any supplements thereto sent to the shareholders of CFX or Community to solicit their votes in connection with this Reorganization Agreement and the Plan of Exchange.

     1.22. "Registration Statement" shall mean the registration statement with respect to the CFX Common Stock to be issued in connection with the Share Exchange as declared effective by the SEC under the Securities Act, if required.

     1.23. "Rights" shall mean subscriptions, warrants, options, rights, calls, agreements, understandings or commitments of any character calling for the transfer, purchase, issuance or disposition of, or representing the right to purchase, acquire, subscribe to or otherwise receive any shares of capital stock, or any securities convertible into or representing the right to purchase, acquire, subscribe to or otherwise receive any shares of capital stock, or any stock appreciation rights, performance units and other similar stock-based rights whether they obligate the issuer thereof to issue stock or other securities or to pay cash.

     1.24.  "SEC" shall mean the Securities and Exchange Commission.

     1.25. "SEC Documents" shall mean all reports and registration statements filed, or required to be filed, by a Party pursuant to the Securities Laws.

     1.26.  "Securities Act" shall mean the Securities Act of 1933, as amended.

     1.27. "Securities Laws" shall mean the Securities Act; the Exchange Act; the Investment Company Act; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939, as amended; and the rules and regulations of the SEC promulgated thereunder.

     Other terms used herein are defined in the preamble and the recitals to this Reorganization Agreement and in Articles II, III and IV hereof.

                                   ARTICLE 2

                  REPRESENTATIONS AND WARRANTIES OF COMMUNITY
                            AND THE COMMUNITY BANKS

     Community and the Community Banks hereby represent and warrant to CFX and CFX Bank that, except as Previously Disclosed:

2.1.  CAPITAL STRUCTURE OF COMMUNITY

     (a) The authorized capital stock of Community consists solely of 3,000,000 shares of common stock, par value $1.00 per share ("Community Common Stock"), and 1,000,000 shares of preferred stock, par value $1.00 per share ("Community Preferred Stock"). There are 2,465,237 shares of Community Common Stock issued and outstanding, no shares of Community Common Stock held in its treasury, no shares of Community Preferred Stock issued and outstanding, and no shares of Community Preferred Stock held in its treasury. No shares of Community Common Stock or Community Preferred Stock are reserved for issuance, except that (i) 36,924 shares of Community Common Stock are reserved for issuance under Community's employee stock purchase plans (the "Community Stock Purchase Plans"), (ii) 143,781 shares of Community Common Stock are reserved for issuance upon the exercise of stock options heretofore granted pursuant to Community's stock option plans (the "Community Stock Option Plans") and (iii) 24,653 shares of Community Preferred Stock are reserved for issuance upon the exercise of rights pursuant to the Rights Agreement dated as of October 31, 1989 between Community and the First National Bank of Boston (the "Community Rights Agreement").

     (b) Except for shares of Community Common Stock subject to purchase under the Community Stock Purchase Plans or subject to options under the Community Stock Option Plans as Previously Disclosed and to the Stock Option Agreement and shares of Community Preferred Stock subject to the Community Rights Agreement, Community is not bound by any outstanding Rights. Except for the Community Rights Agreement and the Stock Option Agreement, there are no agreements, understandings or commitments to which Community is a party with respect to the voting of any shares of Community Common Stock or which restrict the transfer of such shares.

     (c) All outstanding shares of Community's capital stock have been duly issued and are validly outstanding, fully paid and nonassessable. None of the shares of Community's capital stock has been issued in violation of the preemptive rights of any person. All options granted under the Community Stock Option Plans have become fully exercisable in accordance therewith or in accordance with certain change in control agreements that have been Previously Disclosed.

2.2.  ORGANIZATION, STANDING AND AUTHORITY OF COMMUNITY

     Community is a duly organized corporation, validly existing and in good standing under the laws of New Hampshire, with full corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Community. Community is registered as a bank holding company under the BHC Act.

2.3. OWNERSHIP AND CAPITAL STRUCTURE OF THE COMMUNITY SUBSIDIARIES

     (a) Community does not own, directly or indirectly, 5 percent or more of the outstanding capital stock or other voting securities of any corporation, bank or other organization, except as Previously Disclosed (collectively, the "Community Subsidiaries" and individually a "Community Subsidiary").

     (b) The authorized and issued capital stock of each of the Community Subsidiaries has been Previously Disclosed.

     (c) The outstanding shares of capital stock of each Community Subsidiary are validly issued and outstanding, fully paid and nonassessable and all such shares are directly or indirectly owned by Community free and clear of all liens, claims and encumbrances, subject, in the case of Concord Bank, to the Distribution and Liquidation Account (the "Liquidation Account") established by Concord in connection with its conversion from mutual to stock form and maintained pursuant to Article 7 of Concord Bank's Amended and Restated Charter. No Community Subsidiary is bound by any Rights with respect to its capital securities and there are no agreements, understandings or commitments relating to the right of Community to vote or dispose of said shares. None of the shares of capital stock of any Community Subsidiary has been issued in violation of the preemptive rights of any person whose cause of action is not time barred by any applicable statute of limitations. Concord Bank has established and maintained the Liquidation Account in accordance with all applicable laws and regulations.

2.4.  ORGANIZATION, STANDING AND AUTHORITY OF THE COMMUNITY SUBSIDIARIES

     Each of the Community Subsidiaries is a corporation, savings bank or commercial bank duly organized, validly existing and in good standing under the laws of New Hampshire with full power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Community. Neither of the Community Banks engages in any activities other than those expressly authorized to it by applicable New Hampshire and federal banking laws, including without limitation the regulations of the FDIC under Section 24 of the FDIA. Each of the Community Banks is a member in good standing of the Federal Home Loan Bank of Boston and owns the requisite amount of stock therein. The deposits of each of the Community Banks are insured by the Bank Insurance Fund of the FDIC in accordance with the FDIA, and each of the Community Banks has paid all assessments that have come due and has filed all reports required by the FDIA.

2.5.  AUTHORIZED AND EFFECTIVE AGREEMENT

     (a) Community has all requisite corporate power and authority to enter into and perform all its obligations under the Transaction Documents to which Community is a party. The adoption, execution and delivery of the Transaction Documents to which Community is a party and the consummation of the Transactions contemplated thereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Community, including without limitation the approval of a majority of the "Disinterested Directors" as contemplated by Article Ninth, Section A of Community's Articles of Incorporation, except that (1) pursuant to applicable New Hampshire law and Community's Articles of Incorporation and By-laws, the Plan of Exchange must be approved by the affirmative vote of the holders of not less than two-thirds of all the shares of Community Common Stock entitled to vote thereon, and (2) pursuant to applicable New Hampshire law, certain required or appropriate actions may or must be taken with respect to the rights of any dissenting shareholders. The Board of Directors of Community has directed that the Transaction Documents and the Transactions be, to the extent necessary, submitted to Community's stockholders for approval at an annual or special meeting to be held as soon as practicable.

     (b) Each of the Community Banks has all requisite corporate power and authority to enter into and perform all its obligations under the Transaction Documents to which it is a party. The execution and delivery of this Reorganization Agreement and the Plan of Merger and the consummation of the Transactions contemplated thereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of the Community Banks.

     (c) Assuming the accuracy of the representations contained in Section 3.5(c) hereof, the Transaction Documents constitute legal, valid and binding obligations of the Community Entities, enforceable against them in accordance with their respective terms subject, as to enforceability, to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity.

     (d) Except as Previously Disclosed, and except for such violations, rights, conflicts, breaches, creations or defaults which, either individually or in the aggregate, will not have a Material Adverse Effect on Community, neither the adoption, execution and delivery of the Transaction Documents nor the consummation of the Transactions nor compliance by the Community Entities with any of the provisions hereof or thereof shall (i) conflict with or result in a breach of any provision of the articles or certificates of incorporation or association, charters or by-laws of any of the Community Entities, (ii) assuming that the regulatory approvals referred to in Section 5.1(b) hereof are duly obtained, constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of any Community Entity pursuant to, any note, bond, mortgage, indenture, license, agreement or other instrument or obligation, or (iii) assuming that the regulatory approvals referred to in Section 5.1(b) hereof are duly obtained, violate any order, writ, injunction, decree, statute, rule or regulation applicable to any Community Entity.

     (e) Except for the approvals specified in Sections 4.2 and 4.4 hereof, except as Previously Disclosed and except as expressly referred to in this Reorganization Agreement, no consent, approval or authorization of, or declaration, notice, filing or registration with, any governmental or regulatory authority, or any other person, is required to be made or obtained by the Community Entities on or prior to the Closing Date in connection with the execution, delivery and performance of the Transaction Documents or the consummation of the Transactions other than the filing of certificates or articles of merger or share exchange or similar documents with the appropriate New Hampshire state authorities.

2.6.  SEC DOCUMENTS; REGULATORY FILINGS

     Community has, since January 1, 1992, filed all SEC Documents required by the Securities Laws and such SEC Documents complied, as of their respective dates, in all material respects with the Securities Laws. As of their respective dates, no such SEC Documents filed with the SEC contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed as of a later date shall be deemed to modify information as of an earlier date. Each of the Community Entities has, since January 1992, filed all reports required by statute or regulation to be filed with any federal or state bank regulatory agency, and such reports were prepared in accordance with the applicable statutes, regulations and instructions in existence as of the date of filing of such reports in all material respects.

2.7.  FINANCIAL STATEMENTS; BOOKS AND RECORDS; MINUTE BOOKS

     The Community Financial Statements fairly present, or when filed will fairly present, in all material respects, the consolidated financial position of the Community Entities as of the dates indicated and the results of operations, changes in shareholders' equity and cash flows of the Community Entities for the periods then ended in conformity with generally accepted accounting principles applicable to banking organizations or financial institutions applied on a consistent basis (except as disclosed therein and except for the omission of notes for unaudited financial statements and year-end adjustments to interim results). The books and records of each of the Community Entities fairly reflect in all material respects the transactions to which it is a party or to or by which its properties are subject or bound. Such books and records have been properly kept and maintained and are in compliance in all material respects with all applicable legal and accounting requirements. The minute books of the Community Entities contain records which are accurate in all material respects of all corporate actions of their respective shareholders and Boards of Directors (including committees of their respective Boards of Directors).

2.8.  MATERIAL ADVERSE CHANGE

     Community has not, on a consolidated basis, suffered any Material Adverse Effect in its financial condition, results of operations or business since December 31, 1996.

2.9.  ABSENCE OF UNDISCLOSED LIABILITIES

     None of the Community Entities has any liability (contingent or otherwise) that is material to Community, on a consolidated basis or that, when combined with all similar liabilities, would be material to the Community Entities, except as Previously Disclosed, as disclosed in the Community Financial Statements described in clause (i) of Section 1.9 hereof and except for liabilities incurred in the ordinary course of business subsequent to December 31, 1996.

2.10.  PROPERTIES

     The Community Entities have good title free and clear of all liens, encumbrances, charges, defaults or equitable interests to all of their respective properties and assets, real and personal that are reflected on the Community Financial Statements as of September 30, 1996 or acquired after such date, except (i) as may be reflected in the Community Financial Statements, (ii) for liens for taxes not yet delinquent, (iii) for liens on real estate acquired by foreclosure or substantively repossessed, (iv) for pledges to secure deposits and other liens incurred in the ordinary course of banking business, (v) for such imperfections of title, easements, encumbrances, liens, charges, defaults and equitable interests, if any, that do not have a Material Adverse Effect on the value of personal or real property reflected in the Community Financial Statements or acquired since the date of such statements and which do not materially interfere with or impair the present and continued use of such property, and (vi) for dispositions and encumbrances in the ordinary course of business. All leases pursuant to which any of the Community Entities, as lessee, leases real and personal property which, individually or in the aggregate, are material to the business of the Community Entities are valid and enforceable by one or both of the Community Entities in accordance with their respective terms.

2.11.  LOANS; ALLOWANCE FOR POSSIBLE LOAN LOSSES

     (a) Each loan reflected as an asset in the Community Financial Statements
(i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected, and (iii) is not subject to any known defenses, set-off or counterclaims except as may be provided under bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity.

     (b) The Community Entities have Previously Disclosed all loans in the original principal amount in excess of $200,000 of each Community Entity that, as of the date of this Reorganization Agreement, are classified by Community or any state or federal bank regulatory or supervisory authority as "Special Mention," "Substandard," "Doubtful," "Loss" or "Classified," together with the aggregate principal amount of and accrued and unpaid interest on such loans, by category, it being understood that no representation is being made that any state or federal bank regulatory or supervisory authority would agree with such loan classifications.

     (c) Except as Previously Disclosed or as identified in the notes to the Community Financial Statements, as of September 30, 1996, neither of the Community Banks was, as of the date hereof, a party to any loan, including any loan guaranty, in the amount of $50,000 or more, with any director, executive officer or 5% shareholder of Community or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. All loans and extensions of credit that have been made by the Community Banks and that are subject to Section 22(h) of the Federal Reserve Act, comply therewith.

2.12.  TAX MATTERS

     Except as Previously Disclosed:

          (a) Each of the Community Entities has timely filed federal income tax returns for each year through December 31, 1995 and has timely filed all other material federal, state, local and foreign tax returns (including, without limitation, estimated tax returns, returns required under Sections 1441-1446 and 6031-6060 of the Code and the regulations thereunder and any comparable state, foreign and local laws, any other information returns, withholding tax returns, FICA and FUTA returns and back-up withholding returns required under Section 3406 of the Code and any comparable state, foreign and local laws) required to be filed with respect to the Community Entities. All taxes due in respect of the periods covered by such tax returns and for any subsequent periods have been paid or adequate reserves have been established for the payment of such taxes. As of the Closing Date, all material taxes due in respect of any subsequent periods ending on or prior to the Closing Date (or that portion of any period that is prior to the Closing Date) will have been paid or adequate reserves will have been established for the payment thereof. No (i) audit examination, (ii) deficiency or (iii) refund litigation with respect to any tax is pending. The Community Entities will not have any material liability for any taxes in excess of amounts paid or reserves or accruals established.

          (b) All federal, state and local (and, if applicable, foreign) tax returns filed by the Community Entities are complete and accurate in all material respects. None of the Community Entities is delinquent in the payment of any material tax, assessment or governmental charge, and no Community Entity has requested any extension of time within which to file any tax returns in respect of any fiscal year or portion thereof which have not since been filed. No deficiency for any tax, assessment or governmental charge has been proposed, asserted or assessed (tentatively or otherwise) against any Community Entity which has not been settled and paid. There are currently no agreements in effect with respect to any Community Entity to extend the period of limitations for the assessment or collection of any tax.

2.13.  EMPLOYEE BENEFITS; ERISA

     (a) The Community Entities have Previously Disclosed a true and complete list of each bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, medical, life or other insurance, profit-sharing, or pension plan, program, agreement or arrangement, and each other employee benefit plan, program, agreement or arrangement, sponsored, maintained or contributed to or required to be contributed to by any Community Entity or by any trade or business, whether or not incorporated, that together with any Community Entity would be deemed a "single employer" under Section 414 of the Code (an "ERISA Affiliate") for the benefit of any employee or director (including advisory directors) or former employee or former director (including advisory directors) of any Community Entity, whether formal or informal and whether legally binding or not (the "Plans"). None of the Community Entities has any formal plan or commitment, whether legally binding or not, to create any additional plan or modify or change any existing Plan that would affect any employee or director or former employee or former director of any Community Entity.

     (b) With respect to each of the Plans, the Community Entities have made available to CFX true and complete copies of each of the following documents:
(a) the Plan and related documents (including all amendments thereto); (b) the two most recent annual reports and financial statements, if any; (c) the most recent Summary Plan Description, together with each Summary of Material Modifications, required under ERISA with respect to such Plan, and all material employee communications relating to such Plan; and (d) the most recent determination letter received from the IRS with respect to each Plan that is intended to be qualified under the Code and all material communications to or from the IRS or any other governmental or regulatory authority relating to each Plan.

     (c) No liability under Title IV of ERISA has been incurred by any Community Entity or any ERISA Affiliate since the effective date of ERISA that has not been satisfied in full, and no condition exists that presents a material risk to Community or any ERISA Affiliate of incurring a liability under such Title. No reportable event under Section 4043 of ERISA (other than the reportable event described in Pension Benefit Guaranty Corporation Regulation Section 2615.23 occurring by reason of the Transactions) has occurred or will occur with respect to any Plan on or before the Closing Date or the Effective Date.

     (d) No Community Entity, no ERISA Affiliate, no Plan, no trust created thereunder, and no trustee or administrator thereof has engaged in a transaction in connection with which any Community Entity, any Plan, any trust, or any trustee or administrator thereof, could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA, or a tax imposed pursuant to Section 4975 or 4976 of the Code.

     (e) Full payment has been made, or will be made in accordance with Section 404(a)(6) of the Code, of all amounts that any Community Entity or any ERISA Affiliate is required to pay under Section 412 of the Code or under the terms of the Plans, and all such amounts properly accrued through the Closing Date or the Effective Date will be paid on or prior to the Closing Date or the Effective Date (as applicable) or will be properly recorded on the books and records of Community. None of the Plans or any trust established thereunder has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived.

     (f) Except as Previously Disclosed, with respect to each Plan that is subject to Title IV of ERISA, the present value of accrued benefits under such Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Plan's actuary with respect to such Plan, did not, as of the valuation date used in such report, exceed the current value of the assets of such Plan allocable to such accrued benefits as of such valuation date and no material adverse change in the funded status of any such Plan has occurred since such valuation date.

     (g) No Plan is a "multiemployer pension plan," as such term is defined in
Section 3(37) of ERISA, a "multiple employer welfare arrangement," as such term is defined in Section 3(40) of ERISA, or a single employer plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063(a) of ERISA.

     (h) Each Plan that is intended to be "qualified" within the meaning of
Section 401(a) of the Code is so qualified. Each Plan that is intended to satisfy the requirements of Section 125 or 501(c)(9) of the Code satisfies such requirements. Each Plan has been operated and administered in all material respects in accordance with its terms and applicable laws, including without limitation ERISA and the Code.

     (i) Except as Previously Disclosed, each Plan may be amended or terminated without liability to Community or any ERISA Affiliate. No amounts payable under the Plans will fail to be deductible for federal income tax purposes under
Section 280G of the Code.

     (j) There are no actions, suits or claims pending, or, to the knowledge of the Community Entities, threatened or anticipated (other than routine claims for benefits) against any Plan, the assets of any Plan or against any Community Entity or any ERISA Affiliate with respect to any Plan. There is no judgment, decree, injunction, rule or order of any court, governmental body, commission, agency or arbitrator outstanding against or in favor of any Plan or any fiduciary thereof (other than rules of general applicability). There are no pending or threatened audits, examinations or investigations by any governmental body, commission or agency involving any Plan.

     (k) Except as Previously Disclosed, neither consummation of the Transactions nor termination of the employment or service of any employee or director of any of the Community Entities prior to or following consummation of the Transactions will (i) entitle any current or former employee or director of any Community Entity to severance pay, or any similar payment, (ii) accelerate the time of payment or vesting, or increase the amount, of any compensation due to any such current or former employee or director, (iii) renew or extend the term of any agreement regarding compensation for a current or former employee or director, or (iv) result in the Community Entities making or being required to make any "excess parachute payment" as that term is defined in Section 280G of the Code.

2.14.  CERTAIN CONTRACTS

     (a) Except as Previously Disclosed or as specifically identified in the notes to the Community Financial Statements, none of the Community Entities is a party to, or bound by, (i) any material contract, arrangement or commitment whether or not made in the ordinary course of business requiring the payment of more than $100,000 in any year or any agreement restricting the nature or geographic scope of its business activities in any material respect, (ii) any agreement, indenture or other instrument relating to the borrowing of money by any Community Entity or the guarantee by any Community Entity of any such obligation, other than instruments relating to transactions entered into in the customary course of the Community Banks' business, (iii) any written or oral agreement, arrangement or commitment not terminable at will without liability or requiring the payment of more than $25,000 relating to the employment of a consultant or the employment, election, retention in office or severance of any present or former director or officer, or (iv) any contract, agreement or understanding with a labor union.

     (b) No Community Entity is in default in any material respect under any material agreement, commitment, arrangement, lease, insurance policy or other instrument whether entered into in the ordinary course of business or otherwise, and there has not occurred any event that, with the lapse of time or giving of notice or both, would constitute such a material default.

2.15.  LEGAL PROCEEDINGS

     Except for matters which, individually or in the aggregate, would not have a Material Adverse Effect on Community, neither Community nor any of the Community Subsidiaries is a party to any, and there are no pending or, to the best of Community's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental investigations of any nature by or against Community or any of the Community Subsidiaries; and neither Community nor any of the Community Subsidiaries is a party to or subject to any order, judgment or decree. To the knowledge of the Community Entities, there are no actual or threatened actions, suits or proceedings which present a claim to restrain or prohibit the Transactions or to impose any material liability in connection therewith. There are no actions, suits or proceedings instituted, pending or, to the knowledge of the Community Entities, threatened against any present or former director or officer of any Community Entity, that would be likely to give rise to a claim for indemnification and that, in the event of an unfavorable outcome, would, individually or in the aggregate, have a Material Adverse Effect on Community and, to the knowledge of the Community Entities, there is no reasonable basis for any such action, suit or proceeding.

2.16.  COMPLIANCE WITH LAWS; REGULATORY EXAMINATIONS; REGULATORY APPROVALS

     (a) Each Community Entity holds, and at all times since January 1, 1994 has held, all licenses, franchises, permits, approvals, consents, qualifications and authorizations material for the lawful conduct of its business under and pursuant to, and has complied with, and is not in default under, and no Community Entity has any knowledge of any violation of, any applicable law, statute, order, rule, regulation, policy, ordinance, reporting or filing requirement and/or guideline of any federal, state or local governmental authority relating to the Community Entities, except as Previously Disclosed and except for failures to hold, failures to comply, defaults or violations which, either individually or in the aggregate, do not or would not have a Material Adverse Effect on Community.

     (b) Except for normal examinations conducted by a regulatory agency in the regular course of business of the Community Entities, no regulatory agency has initiated any proceeding or, to the best knowledge of the Community Entities, investigation into the business or operations of any Community Entity since December 31, 1996. None of the Community Entities has received any objection from any regulatory agency to any response by any Community Entity to any violation, criticism or exception with respect to any report or statement relating to any examinations of the Community Entities.

     (c) No Community Entity has, since January 1, 1994 received notification from any agency or department of federal, state or local government (i) asserting a material violation of any such statute or regulation, (ii) threatening to revoke any license, franchise, permit or government authorization, or (iii) restricting or in any way limiting its operations. No Community Entity is subject to any regulatory or supervisory cease and desist order, agreement, directive, memorandum of understanding or commitment, and none of them has received any communication requesting that it enter into any of the foregoing.

     (d) No Community Entity is aware of any reason why the conditions set forth in Section 5.1(b) hereof would not be satisfied without significant delay.

2.17.  LABOR MATTERS

     With respect to their respective employees, the Community Entities are not parties to any labor agreement with any labor organization, group or association and have not engaged in any unfair labor practice as defined under applicable federal law. Since January 1, 1996, no Community Entity has experienced any attempt by organized labor or its representatives to make any Community Entity conform to demands of organized labor relating to its employees or to enter into a binding agreement with organized labor that would cover the employees of any Community Entity. There is no unfair labor practice charge or other complaint by any employee or former employee of any Community Entity against it pending before any governmental agency arising out of the activities of the Community Entities which charge or complaint (i) has a reasonable probability of an unfavorable outcome and (ii) in the event of an unfavorable outcome would, individually or in the aggregate, have a Material Adverse Effect on Community; there is no labor strike or labor disturbance pending or, to the knowledge of the Community Entities, threatened against any Community Entity; and no Community Entity has experienced a work stoppage or other labor difficulty since January 1, 1996.

2.18.  BROKERS AND FINDERS

     Neither the Community Entities nor any of their respective officers, directors or employees, has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with the Transactions, except that Community has engaged and will pay a fee or commission to McConnell, Budd & Downes, Inc., as Previously Disclosed.

2.19.  INSURANCE

     Community has made available to CFX true and correct copies of all material policies of insurance of any Community Entity in effect as of the date hereof. No Community Entity has any liability for unpaid premiums or premium adjustments not properly reflected on Community's Financial Statements, except for any such liability that would not have a Material Adverse Effect on Community. Except as Previously Disclosed, no Community Entity has received any notice of termination of any such insurance coverage or material increase in the premiums therefor or has any reason to believe that any such insurance coverage will be terminated or the premiums therefor materially increased except as a result of the Transactions.

2.20.  ENVIRONMENTAL LIABILITY

     (a) Except for any violation, liability or noncompliance which does not have a Material Adverse Effect on Community: (i) no Community Entity has violated during the last five years or is in violation of or is liable under any federal, state or local environmental law; (ii) none of the properties owned or leased by any Community Entity (including, without limitation, soils and surface and ground waters) are contaminated with any hazardous substance; (iii) no Community Entity is liable for any off-site contamination; and (iv) each Community Entity is, and during the last five years has been, in compliance with, all of its respective permits, licenses and other authorizations issued under any environmental laws. For purposes of the foregoing, all references to "properties" include, without limitation, any owned real property or leased real property.

     (b) No Community Entity has received any written notice of any legal, administrative, arbitral or other proceeding, claim or action and, to the knowledge of the Community Entities, there is no governmental investigation of any nature ongoing, in each case that could reasonably be expected to result in the imposition, on the Community Entities of any liability arising under any local, state or federal environmental statute, regulation or ordinance including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, which liability would have a Material Adverse Effect on Community; there are no facts or circumstances which could reasonably be expected to form the basis for any such proceeding, claim, action or governmental investigation that would impose any such liability; and no Community Entity is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

2.21.  ADMINISTRATION OF TRUST ACCOUNTS

     Except as Previously Disclosed, neither of the Community Banks currently administers or previously has administered any accounts for which it acts as a fiduciary or agent, including without limitation accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor other than IRA accounts.

2.22.  INTELLECTUAL PROPERTY

     The Community Entities own the entire right, title and interest in and to, or have valid licenses with respect to, all the Intellectual Property necessary in all material respects to conduct their business and operations as presently conducted, except where the failure to do so would not, individually or in the aggregate, have a Material Adverse Effect on Community. None of such Intellectual Property is subject to any outstanding order, decree, judgment, stipulation, settlement, lien, charge, encumbrance or attachment, which order, decree, judgment, stipulation, settlement, lien, charge, encumbrance or attachment would have a Material Adverse Effect on Community.

2.23.  CERTAIN INFORMATION

     As of the effectiveness of the Registration Statement or any post-effective amendment thereto and as of the date of the Community shareholders' meeting to vote upon the Transactions, as of the mailing of any Proxy Statement or any amendment thereto and as of the date of the Community shareholders' meeting to vote upon the Transactions, such Registration Statement or Proxy Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished by Community relating to Community shall (i) comply in all material respects with the applicable provisions of the Securities Laws, and
(ii) not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading.

2.24.  POOLING OF INTERESTS

     The Community Entities know of no reason which would reasonably cause any of them to believe that the Transactions will not qualify as a pooling of interests for financial accounting purposes.

                                   ARTICLE 3

               REPRESENTATIONS AND WARRANTIES OF CFX AND CFX BANK

     CFX and CFX Bank hereby represent and warrant to Community and the Community Banks that, except as Previously Disclosed:

3.1.  CAPITAL STRUCTURE OF CFX

     (a) The authorized capital stock of CFX consists solely of 22,500,000 shares of common stock, par value $0.66 2/3 per share ("CFX Common Stock"), and 3,000,000 shares of preferred stock, par value $1.00 per share ("CFX Preferred Stock"). As of December 31, 1996, there were 13,008,787 shares of CFX Common Stock issued and outstanding, 28,000 shares of CFX Common Stock held in its treasury, no shares of CFX Preferred Stock issued and outstanding, and no shares of CFX Preferred Stock held in its treasury. All outstanding shares of CFX's capital stock have been duly issued and are validly outstanding, fully paid and nonassessable. None of the shares of CFX's capital stock has been issued in violation of the preemptive rights of any person. The shares of CFX Common Stock to be issued in connection with the Share Exchange will have been duly authorized upon adoption of an amendment to CFX's Articles of Incorporation authorizing additional shares of CFX Common Stock (a "Charter Amendment"), and, when issued in accordance with the terms of the Transaction Documents, will be validly issued, fully paid, nonassessable and free and clear of any preemptive rights.

     (b) As of December 31, 1996, CFX's Tier 1 risk-based capital ratio, total risk-based capital ratio, and leverage ratio, each calculated in accordance with the capital guidelines of the Federal Reserve applicable to bank holding companies on a fully phased-in basis, were each in excess of the specified minimum levels for qualification as "well capitalized."

     (c) As of the date hereof, except for shares of CFX Common Stock subject to options under CFX's employee stock option and incentive plans, and except for shares to be issued pursuant to that certain Agreement and Plan of Reorganization, dated as of February 13, 1997, by and among CFX, CFX Bank, Portsmouth Bank Shares, Inc. and Portsmouth Savings Bank, CFX is not bound by any outstanding Rights. There are no agreements or understandings to which CFX is a party with respect to the voting of any shares of CFX Common Stock or which restrict the transfer of such shares.

3.2.  ORGANIZATION, STANDING AND AUTHORITY OF CFX

     CFX is a duly organized corporation, validly existing and in good standing under the laws of New Hampshire, with full corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on CFX. CFX is registered as a bank holding company under the BHC Act. CFX has made available to Community true and correct copies of its charter and bylaws.

3.3.  OWNERSHIP AND CAPITAL STRUCTURE OF CFX'S SUBSIDIARIES

     Except as Previously Disclosed, CFX does not own, directly or indirectly, 25 percent or more of the outstanding capital stock or other voting securities of any corporation, bank or other organization (each a "CFX Subsidiary" and collectively the "CFX Subsidiaries"). The outstanding shares of capital stock or other equity interests of the CFX Subsidiaries are validly issued and outstanding, fully paid and nonassessable and, except with respect to CFX Funding L.L.C. in which CFX owns 51% of the equity interests, all such shares or interests are directly or indirectly owned by CFX free and clear of all liens, claims and encumbrances. No CFX Subsidiary has or is bound by any Rights which are authorized, issued or outstanding with respect to the capital stock or other equity interests of any CFX Subsidiary, and there are no agreements, understandings or commitments relating to the right of CFX to vote or to dispose of said shares or interests. None of the shares of capital stock or other equity interests of any CFX Subsidiary has been issued in violation of the preemptive rights of any person.

3.4.  ORGANIZATION, STANDING AND AUTHORITY OF CFX SUBSIDIARIES

     Each CFX Subsidiary is a duly organized corporation or banking association, validly existing and in good standing under applicable laws. Each CFX Subsidiary
(i) has full power and authority to carry on its business as now conducted, and
(ii) is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such licensing or qualification and where failure to be licensed or qualified would have a Material Adverse Effect on CFX. Each CFX Subsidiary has all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so authorized would not have a Material Adverse Effect on CFX.

3.5.  AUTHORIZED AND EFFECTIVE AGREEMENT

     (a) Subject to adoption of a Charter Amendment, CFX has all requisite corporate power and authority to enter into and perform all of its obligations under the Transaction Documents to which CFX is a party. The adoption, execution and delivery of the Transaction Documents to which CFX is a party and the consummation of the Transactions contemplated thereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of CFX, except that a Charter Amendment must be approved by the affirmative vote of the holders of at least two thirds of all of the shares of CFX entitled to vote for the election of directors in accordance with the Articles of Incorporation of CFX and the issuance of CFX Common Stock pursuant to the Transaction Documents must be approved by the affirmative vote of the holders of a majority of the votes cast by the holders of CFX Common Stock eligible to vote thereon in accordance with AMEX policy. The Board of Directors of CFX has directed that a Charter Amendment, the Transaction Documents and the Transactions be submitted to CFX's stockholders for approval at an annual or special meeting to be held as soon as practicable.

     (b) CFX Bank has all requisite corporate power and authority to enter into and perform all of its obligations under the Transaction Documents to which CFX Bank is a party. The execution and delivery of this Reorganization Agreement and the Plan of Merger and the consummation of the Transactions contemplated thereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of CFX Bank.

     (c) Assuming the accuracy of the representations contained in Sections 2.5(c) hereof, the Transaction Documents constitute legal, valid and binding obligations of CFX and CFX Bank, in each case enforceable against them in accordance with their respective terms subject, as to enforceability, to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity.

     (d) Except as Previously Disclosed and subject to adoption of a Charter Amendment, neither the adoption, execution and delivery of the Transaction Documents nor the consummation of the Transactions nor compliance by the CFX Entities with any of the provisions hereof or thereof shall (i) conflict with or result in a breach of any provision of the articles or certificates of incorporation or association, charters or by-laws of the CFX Entities, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of the CFX Entities pursuant to, any note, bond, mortgage, indenture, license, agreement or other instrument or obligation, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the CFX Entities, except for such violations, rights, conflicts, breaches, creations or defaults which, either individually or in the aggregate, will not have a Material Adverse Effect on CFX.

     (e) Except for the approvals specified in Sections 4.2 and 4.4 hereof, except as Previously Disclosed and except as expressly referred to in this Reorganization Agreement, no consent, approval or authorization of, or declaration, notice, filing or registration with, any governmental or regulatory authority, or any other person, is required to be made or obtained by the CFX Entities on or prior to the Closing Date in connection with the execution, delivery and performance of the Transaction Documents or the consummation of the Transactions other than the filing of certificates or articles of merger or share exchange or similar documents with the appropriate New Hampshire state authorities.

3.6.  SEC DOCUMENTS; REGULATORY FILINGS

     CFX has filed all SEC Documents required by the Securities Laws and such SEC Documents complied, as of their respective dates, in all material respects with the Securities Laws. As of their respective dates, no such SEC Documents filed with the SEC contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed as of a later date shall be deemed to modify information as of an earlier date. CFX and each of the CFX Subsidiaries has filed all reports required by statute or regulation to be filed with any federal or state bank regulatory agency, and such reports were prepared in accordance with the applicable statutes, regulations and instructions in existence as of the date of filing of such reports in all material respects.

3.7.  FINANCIAL STATEMENTS

     The CFX Financial Statements fairly present or when filed will fairly present the consolidated financial position of CFX and the consolidated CFX Subsidiaries as of the dates indicated and the consolidated results of operations, changes in shareholders' equity and cash flows of CFX and the consolidated CFX Subsidiaries for the periods then ended in conformity with generally accepted accounting principles applicable to banking organizations or financial institutions applied on a consistent basis except as disclosed therein. The books and records of CFX fairly reflect in all material respects the transactions to which it is a party or by which its properties are subject or bound. Such books and records have been properly kept and maintained and are in compliance in all material respects with all applicable legal and accounting requirements. The minute books of the CFX Entities contain records which are accurate in all material respects of all corporate actions of their respective shareholders and Boards of Directors (including committees of their respective Boards of Directors).

3.8.  MATERIAL ADVERSE CHANGE

     CFX has not, on a consolidated basis, suffered any material adverse change in its financial condition, results of operations or business since December 31, 1996.

3.9.  ABSENCE OF UNDISCLOSED LIABILITIES

     Neither CFX nor any CFX Subsidiary has any liability (contingent or otherwise) that is material to CFX on a consolidated basis, or that, when combined with all similar liabilities, would be material to CFX on a consolidated basis, except as Previously Disclosed, as disclosed in the CFX Financial Statements filed with the SEC prior to the date hereof and except for liabilities incurred in the ordinary course of business subsequent to December 31, 1996.

3.10.  BROKERS AND FINDERS

     Neither the CFX Entities nor any of their respective officers, directors or employees, has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with the Transactions, except that CFX has engaged and will pay a fee or commission to Alex. Brown & Sons Incorporated.

3.11.  LEGAL PROCEEDINGS

     Except for matters which, individually or in the aggregate, would not have a Material Adverse Effect on CFX, neither CFX nor any of the CFX Subsidiaries is a party to any, and there are no pending or, to the best of CFX's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental investigations of any nature by or against CFX or any of the CFX Subsidiaries; and neither CFX nor any of the CFX Subsidiaries is a party to or subject to any order, judgment or decree. To the knowledge of the CFX Entities, there are no actual or threatened actions, suits or proceedings which present a claim to restrain or prohibit the Transactions or to impose any material liability in connection therewith.

3.12.  COMPLIANCE WITH LAWS; REGULATORY EXAMINATIONS; REGULATORY APPROVALS

     (a) CFX and each of the CFX Subsidiaries holds, and has at all times held, all licenses, franchises, permits, approvals, consents, qualifications and authorizations material for the lawful conduct of its business under and pursuant to, and has complied with, and is not in default under, any applicable law, statute, order, rule, regulation, policy, ordinance, reporting or filing requirement and/or guideline of any federal, state or local governmental authority relating to CFX or any of the CFX Subsidiaries, except for violations which, either individually or in the aggregate, do not or would not have a Material Adverse Effect on CFX, and neither CFX or any of the CFX Subsidiaries has knowledge of any violation of any of the above.

     (b) Except for normal examinations conducted by a regulatory agency in the regular course of the business of CFX and the CFX Subsidiaries, no regulatory agency has initiated any proceeding or, to the best knowledge of CFX, investigation into the business or operations of CFX or any of the CFX Subsidiaries since September 30, 1996. None of the CFX Entities has received any objection from any regulatory agency to any response to any violation, criticism or exception with respect to any report or statement relating to any examinations of CFX or any of the CFX Subsidiaries.

     (c) No CFX Entity has received notification from any agency or department of federal, state or local government (i) asserting a material violation of any such statute or regulation, (ii) threatening to revoke any license, franchise, permit or government authorization, or (iii) restricting or in any way limiting its operations. No CFX Entity is subject to any regulatory or supervisory cease and desist order, agreement, directive, memorandum of understanding or commitment, and none of them has received any communication requesting that it enter into any of the foregoing.

     (d) No CFX Entity is aware of any reason why the conditions set forth in
Section 5.1(b) hereof would not be satisfied without significant delay.

3.13.  CERTAIN INFORMATION

     At all times subsequent to the effectiveness of the Registration Statement or any post-effective amendment thereto and up to and including the time of the CFX shareholders' meeting to vote upon the Transactions, and at all times subsequent to the mailing of any Proxy Statement or any amendment thereto and up to and including the time of the CFX shareholders' meeting to vote upon the Transactions, such Registration Statement or Proxy Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished by CFX relating to the CFX Entities shall (i) comply in all material respects with the applicable provisions of the Securities Laws, and (ii) not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading.

3.14.  POOLING OF INTERESTS

     The CFX Entities know of no reason which would reasonably cause either of them to believe that the Transactions will not qualify as a pooling of interests for financial accounting purposes.

3.15.  EMPLOYEE BENEFITS

     CFX has Previously Disclosed a list of all benefit plans and programs made available by CFX to officers and employees of the CFX Entities. True and correct copies of all such plans and of all documents related to such programs have been made available to Community.

                                   ARTICLE 4

                                   COVENANTS

4.1.  SHAREHOLDERS' MEETING

     CFX and Community shall submit the Transaction Documents and, in the case of CFX, adoption of a Charter Amendment and the issuance of CFX Common Stock thereunder, to their respective shareholders for approval at annual or special meetings to be held as soon as practicable after the date hereof. Subject to the fiduciary duties of the respective boards of directors of Community and CFX as determined by each after consultation with counsel, the boards of directors of CFX and Community shall recommend at the respective shareholders' meetings that the shareholders vote in favor of such approvals. Nothing contained in this
Section 4.1 shall prohibit either CFX or Community from taking and disclosing to its stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act or making such other disclosure to its stockholders which, in the judgment of its Board, based upon the advice of outside counsel, may be required under applicable law, or making disclosure to its stockholders of the absence of an opinion from Community's investment advisor dated the date of the Proxy Statement as to the fairness of the consideration to be paid to Community's stockholders in connection with the Share Exchange.

4.2.  PROXY STATEMENT; REGISTRATION STATEMENT

     As promptly as practicable after the date hereof, CFX and Community shall cooperate in the preparation of the Proxy Statements to be mailed to the shareholders of Community and CFX in connection with the Transactions and, if required, to be filed by CFX as part of the Registration Statement. In the event that the issuance of CFX Common Stock in connection with the Share Exchange is exempt from registration under Section 3(a)(10) of the Securities Act and the SEC's regulations and interpretations thereunder and shares received will not be considered "restricted securities" for purposes of Rule 144 under the Securities Act, no Registration Statement will be filed. CFX will advise Community, promptly after it receives notice thereof, of the time when the Registration Statement or any post-effective amendment thereto has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of qualification of the CFX Common Stock issuable in connection with the Share Exchange for offering or sale in any jurisdiction, or the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information. CFX, after the Effective Date shall file a post-effective amendment to the Registration Statement or shall file a registration statement, as appropriate, either with respect to the sale of the shares of CFX Common Stock provided for in Article III of the Plan of Exchange to the holders of stock options issued by Community or for the resale of such shares by such optionees, as CFX and such optionees may agree. CFX shall take all actions necessary to register or qualify the shares of CFX Common Stock to be issued in the Share Exchange pursuant to all applicable state "blue sky" or securities laws and shall maintain such registrations or qualifications in effect for all purposes hereof. CFX shall apply for approval to list the shares of CFX Common Stock to be issued in the Share Exchange on the AMEX, subject to official notice of issuance, prior to the Effective Date.

4.3.  APPLICATIONS

     As promptly as practicable after the date hereof, the Parties shall take all action necessary or desirable to obtain any required regulatory approval for the Transactions. Without limiting the generality of the foregoing sentence, CFX or CFX Bank shall (i) file a request with the Federal Reserve for a waiver of the application and prior approval requirements of Section 3 of the BHC Act with respect to the Share Exchange and the Holding Company Merger, (ii) file an application with the FDIC for prior approval of the Bank Merger under the Bank Merger Act and the regulations promulgated thereunder, and (iii) file a notice with the Commissioner with respect to the Bank Merger pursuant to Chapter 388 or other applicable section of the New Hampshire Revised Statutes Annotated and the regulations promulgated thereunder. Each of the Parties shall, and they shall cause their respective subsidiaries to, submit any applications, notices, requests or other filings to any other state or federal government agency, department or body the approval of which is required for consummation of the Transactions. Community and CFX each represents and warrants to the other that all information concerning it and its directors, officers, shareholders and subsidiaries included (or submitted for inclusion) in any such application, notice, request or other filing and furnished by it shall be true, correct and complete in all material respects.

4.4.  BEST EFFORTS; CERTAIN NOTICES AND INFORMATION

     (a) The Parties shall each use their reasonable best efforts in good faith to (a) furnish such information as may be required in connection with the preparation of the documents referred to in Sections 4.2 and 4.3 above, and (b) take or cause to be taken all action necessary or desirable on its part so as to permit consummation of the Transactions at the earliest possible date, including, without limitation, (i) obtaining the consent or approval of each individual, partnership, corporation, association or other business or professional entity whose consent or approval is required for consummation of the Transactions, provided that no Community Entity shall agree to make any payments or modifications to agreements in connection therewith without the prior written consent of CFX, and (ii) requesting the delivery of appropriate opinions, consents and letters from its counsel and independent auditors. No Party shall take or fail to take, or cause or permit its subsidiaries to take or fail to take, or to the best of its ability permit to be taken or omitted to be taken by any third persons, any action that would substantially impair the prospects of completing the Transactions pursuant to the Transaction Documents, or that would adversely affect the qualification of the Transactions for pooling of interests accounting treatment or as a reorganization within the meaning of Section 368(a) of the Code; provided that nothing herein contained shall preclude CFX from exercising its rights under the Stock Option Agreement. In the event that any Party has taken any action, whether before, on or after the date hereof, that would adversely affect such qualification, each Party shall take such action as any other Party may reasonably request to cure such effect to the extent curable without a Material Adverse Effect on any of the Parties.

     (b) Community shall give prompt notice to CFX, and CFX shall give prompt notice to Community, of (i) the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any representation or warranty contained in this Reorganization Agreement to be untrue or inaccurate in any material respect at the date hereof or on the Closing Date (if so required under Section 5.2(a) or Section 5.3(a) hereof), and (ii) any material failure of Community or CFX, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, and each Party shall use all reasonable efforts to remedy such failure.

     (c) Community shall provide and shall request its auditors to provide CFX with such historical financial information regarding it (and related audit reports and consents) as CFX may reasonably request for securities disclosure purposes.

4.5.  INVESTIGATION AND CONFIDENTIALITY

     Community and CFX each will keep the other advised of all material developments relevant to its business or to consummation of the Transactions, material transactions outside of its ordinary course of business, and material changes in the normal course of its business or in the operation of its properties. The Parties each may make or cause to be made such investigation of the financial and legal condition of the other Parties as such Party reasonably deems necessary or advisable in connection with the Transactions; provided, however, that such investigation shall be reasonably related to such Transactions and shall not interfere unnecessarily with normal operations. Each Party agrees to furnish the other Parties and the other Parties' advisors with such financial data and other information with respect to its business and properties as such other Parties shall from time to time reasonably request. No investigation pursuant to this Section 4.5 shall affect or be deemed to modify any representation or warranty made by, or the conditions to the obligations to consummate the Transactions of, any Party. Each Party shall hold all information furnished by the other Parties or any of such Party's subsidiaries or representatives pursuant hereto in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement dated February, 1997 by and between Community and CFX (the "Confidentiality Agreement").

4.6.  PRESS RELEASES

     Community and CFX shall agree with each other as to the form and substance of any press release related to the Transactions, and shall consult each other as to the form and substance of other public disclosures related thereto; provided, however, that nothing contained herein shall prohibit any Party, following notification to the other Parties, from making any disclosure which its counsel deems necessary.

4.7.  COVENANTS OF THE COMMUNITY ENTITIES

     (a) Prior to the Closing Date, and except as otherwise provided for by the Transaction Documents or consented to or approved by CFX, the Community Entities shall, and shall cause each of their respective subsidiaries to, use their respective reasonable best efforts to preserve their respective properties, business and relationships with customers, employees and other persons.

     (b) Except with the prior written consent of CFX or except as Previously Disclosed or except as expressly contemplated or permitted by the Transaction Documents, no Community Entity shall, and no Community Entity shall permit any of its subsidiaries to:

          (1) carry on its business other than in the usual, regular and ordinary course in substantially the same manner as heretofore conducted;

          (2) with respect to Community only, declare, set aside, make or pay any dividend or other distribution in respect of its capital stock other than its regular cash dividends on Community Common Stock in amounts not in excess of $.16 per share and in a manner consistent with past practice and in accordance with applicable law, regulation and contractual and regulatory commitments, provided that Community's cash dividends may be increased to the Increased Dividend (as defined below) per share of Community Common Stock beginning with the dividend payable in the first quarter of 1998, and provided further that the parties agree (x) to consult with respect to the amount of the last Community quarterly dividend payable prior to the Effective Date with the objective of assuring that the shareholders of Community do not receive a shortfall or dividend or distribution from both Community and CFX for such quarter based on the record and payment dates of their last dividend prior to the Holding Company Merger and the record and payment dates of the first dividend of CFX following the Holding Company Merger and (y) that Community may pay a dividend to holders of record of Community Common Stock immediately prior to Effective Date consistent with the objective described in clause (x) above. The "Increased Dividend" shall be determined by multiplying the quarterly dividend then being paid by CFX with respect to each share of CFX Common Stock by 2.2;

          (3) issue any shares of its capital stock or permit any treasury shares to become outstanding other than pursuant to the Stock Option Agreement or Rights outstanding at the date hereof;

          (4) incur any additional obligation for borrowed money other than in the ordinary course of business consistent with past practice;

          (5) issue, grant or authorize any Rights or effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization, or redeem, repurchase or otherwise acquire any shares of its capital stock;

          (6) amend its articles or certificate of incorporation or association, charter or by-laws;

          (7) merge with any other corporation, savings association or bank or permit any other corporation, savings association or bank to merge into it or consolidate with any other corporation, savings association or bank; acquire control over any other firm, bank, corporation, savings association or organization or create any subsidiary;

          (8) except in the ordinary course of business consistent with past practice, waive or release any material right or cancel or compromise any material debt or claim;

          (9) except in connection with the hedging of interest rate risk related to Community's 1-4 family residential mortgage loan pipeline, enter into any material swap, hedge or other similar off-balance sheet transaction;

          (10) except as Previously Disclosed, except for foreclosing on collateral and except for sales of 1-4 family residential mortgage loans, automobile loans and Small Business Administration loans in the ordinary course of business consistent with past practice, liquidate or sell or dispose of any material assets or acquire any material assets; except as Previously Disclosed, make any capital expenditure in excess of $100,000 in any instance or $250,000 in the aggregate; or, except as Previously Disclosed, establish new branches or other similar facilities or enter into or modify any leases or other contracts relating thereto that involve annual payments that exceed $25,000 in any instance or $100,000 in the aggregate;

          (11) except as Previously Disclosed, increase the rate of compensation of, pay or agree to pay any bonus to, or provide any other employee benefit or incentive to, any of its directors, officers or employees except in a manner consistent with past practice;

          (12) enter into, modify or extend any employment or severance contracts with any of its present or former directors, officers or employees;

          (13) enter into or substantially modify (except as may be required by applicable law) any pension, retirement, stock option, stock purchase, stock appreciation right, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees;

          (14) change its lending, investment, asset/liability management or other material banking policies in any material respect except as may be required by changes in applicable law or regulations;

          (15) change its methods of accounting in effect at December 31, 1995, except as required by changes in generally accepted accounting principles or regulatory requirements concurred in by its independent certified public accountants, or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the year ended December 31, 1995, except as required by law;

          (16) solicit or initiate inquiries or proposals with respect to any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, any Community Entity or any business combination with any Community Entity other than as contemplated by this Reorganization Agreement; or authorize or permit any officer, director, agent or affiliate of it to do any of the above; or fail to notify CFX as soon as practicable if any such inquiries or proposals are received by any Community Entity, or if any Community Entity or any officer, director, agent or affiliate thereof is requested to or does furnish any confidential information relating to, or participates in any negotiations or discussions concerning, any transaction of a type described in this paragraph; or

          (17) agree to do any of the foregoing.

     (c) Each of the Community Entities agrees to approve, execute and deliver any amendment to the Transaction Documents and any additional plans and agreements requested by CFX to modify the structure of, or to substitute parties to, the Transactions; provided, however, that no such change shall (i) alter or change the amount or kind of consideration to be delivered to the shareholders of Community in connection with the Share Exchange, (ii) adversely affect the tax treatment to the shareholders of Community as a result of receiving such consideration in the Share Exchange, or (iii) materially impede or delay receipt of any approval referred to in Section 4.1 or 4.3 hereof or the consummation of the Transactions.

     (d) CFX, CFX Bank, Community and Concord Bank all acknowledge that this Reorganization Agreement is binding upon them as of the date hereof. Community hereby covenants that it shall cause the board of directors of Centerpoint Bank to approve this Reorganization Agreement and the Plan of Merger and shall cause Centerpoint Bank to execute this Reorganization Agreement and the Plan of Merger as soon as practicable, but in no event later than 10 days after the date hereof. Pending such approval and execution, the representations and warranties contained in Article 2 hereof shall be construed on the basis that such approval and execution have yet to occur.

     (e) Community undertakes and agrees that, if so requested by CFX, it shall take all necessary action to facilitate the liquidation of Community Subsidiaries or the merger of Community Subsidiaries with subsidiaries of CFX effective on or after the Effective Date; provided however, that in no event shall the Closing be delayed in order to facilitate any such liquidation or merger and provided further, however, that Community shall not be required to take any action that could adversely affect the qualification of the Share Exchange as a reorganization within the meaning of Section 368(a) of the Code.

     (f) Immediately prior to the Closing, the CFX Entities and the Community Entities will supplement or amend their prior disclosures pursuant to this Reorganization Agreement, including without limitation all Previously Disclosed documents and information, with respect to any matter hereafter arising which, at the Closing Date, would be required to be Previously Disclosed to the CFX Entities or the Community Entities, as appropriate, if this Reorganization Agreement were dated as of the Closing Date, or which is necessary to correct any Previously Disclosed document or information which was inaccurate at the time it was made. No such supplement or amendment shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article 5 hereof or the compliance by any of the Community Entities with the covenants set forth in this Section 4.7.

4.8.  CLOSING; EFFECTIVE DATE

     The Transactions shall be consummated at a closing (the "Closing") to be held at the offices of CFX, 102 Main Street, Keene, New Hampshire, as soon as practicable after the date on which the last of all required approvals for the Transactions has been obtained and the last of all required waiting periods under such approvals has expired (the "Earliest Possible Date") but not later than 10:00 a.m. on (x) the first business day following the last business day of the month containing the Earliest Possible Date or, (y) if the Earliest Possible Date occurs after the 20th day of a month, then the first business day following the last business day of the following month, or at such other place, date and time as the Parties may mutually agree upon (the "Closing Date"), with the Transactions to be consummated in such order and after such intermediate steps as CFX may specify; provided, however, that the order and any intermediate steps shall not (i) alter or change the amount or kind of consideration to be delivered to the shareholders of Community in connection with the Share Exchange, (ii) adversely affect the tax treatment to the shareholders of Community as a result of receiving such consideration in the Share Exchange, or
(iii) materially impede or delay receipt of any approval referred to in Section
4.1 or 4.3 hereof or the consummation of the Transactions. In the event that the Closing occurs on a date determined under clause (y) of the preceding sentence and if such determination results in the passage of an additional calendar quarter prior to the publication of the financial information contemplated by
Section 4.9(b) hereof, then CFX shall use its reasonable best efforts to publish no later than 25 days after the end of the first calendar month in which there are at least 30 days of combined operations following the consummation of the Transactions (which calendar month may be the calendar month in which the Effective Date occurs), combined sales and net income figures as contemplated by and in accordance with the terms of SEC Accounting Series Release No. 135. The Transactions shall be effective at the times and on the dates specified in the certificates or articles of merger or share exchange to be filed with the appropriate New Hampshire state authorities as contemplated by the Transaction Documents. For purposes of this Reorganization Agreement, the term "Effective Date" shall mean the effective time and date of the Share Exchange specified in the articles of share exchange to be filed with the appropriate New Hampshire state authorities as contemplated by the Plan of Exchange.

4.9.  AFFILIATES

     (a) The Parties shall cooperate and use their reasonable efforts to identify those persons who may be deemed to be "affiliates" of CFX and Community within the meaning of Rule 145 promulgated by the SEC under the Securities Act and for purposes of qualifying the Share Exchange for "pooling of interests" accounting treatment. Each of Community and CFX shall use its reasonable best efforts to cause each person so identified to deliver, no later than 30 days prior to the Effective Date, a written agreement providing that such person will not dispose of any CFX Common Stock received in the Share Exchange except in compliance with the Securities Act, the rules and regulations promulgated thereunder and the SEC's rules relating to pooling of interests accounting treatment. Shares of CFX Common Stock issued to such affiliates in exchange for Community Common Stock shall not be transferable until such time as financial results covering at least 30 days of combined operations of CFX and Community have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies, regardless of whether each such affiliate has provided the written agreement referred to in this section.

     (b) CFX shall use its reasonable best efforts to publish no later than 25 days after the end of the first calendar quarter in which there are at least 30 days of combined operations following consummation of the Transactions (which calendar quarter may be the calendar quarter in which the Effective Date occurs), combined sales and net income figures as contemplated by and in accordance with the terms of SEC Accounting Series Release No. 135.

4.10.  COMMUNITY EMPLOYEES; DIRECTORS AND MANAGEMENT

     (a) All employees of the Community Entities as of the Effective Date (the "Continuing Employees") shall become employees of one or more of the CFX Entities, as determined by CFX, as of the Effective Date. Nothing in the Transaction Documents shall give any Continuing Employee a right to continued employment with the CFX Entities after the Effective Date. As soon as practicable after the Effective Date, CFX shall provide or cause to be provided to all Continuing Employees who remain employed by the CFX Entities after the Effective Date with employee benefits which, in the aggregate, are at least substantially equivalent to those generally afforded to other employees of the CFX Entities holding similar positions, subject to the terms and conditions under which those employee benefits are made available to such employees (the "CFX Benefits"); provided that (1) for purposes of determining eligibility for and vesting of the CFX Benefits only (and not for pension benefit accrual purposes), service with Community prior to the Effective Date shall be treated as service with an "employer" to the same extent as if such Continuing Employees had been employees of the CFX Entities; (2) for a one-year period after the Effective Date, CFX shall not be required to provide the CFX Benefits to the Continuing Employees who continue to be employed by the CFX Entities to the extent that the Continuing Employees continue to be covered under one or more of the Plans; (3) this Section 4.10(a) shall not be construed to limit the ability of the CFX Entities to terminate the employment of any employee or to review employee benefits programs from time to time and to make such changes of general applicability to all CFX employees as they deem appropriate; and (4) CFX will provide Continuing Employees with severance benefits in accordance with Community's Previously Disclosed Severance Policy for a period of 12 months following the Effective Date.

     (b) Effective upon the Effective Date, Mr. Douglas Crichfield, the President and Chief Executive Officer of Community and Concord, shall become an Executive Vice President of CFX and the President and Chief Executive Officer of CFX Bank and shall be offered a 3-year employment agreement with CFX on terms substantially equivalent to those contracts of other Executive Vice Presidents, but which agreement shall be no less favorable in the aggregate than the current employment agreement between CFX and its the President and Chief Executive Officer.

     (c) Prior to or at the Effective Date, three directors of Community to be designated by Community (one of whom shall be Mr. Crichfield), after consultation with and the consent of CFX (which consent shall not be unreasonably withheld), shall be elected to the Board of Directors of CFX effective upon the Effective Date, shall be divided evenly among the classes, and shall be nominated for re-election, if at all, pursuant to CFX's then existing policies and procedures.

     (d) Prior to or at the Effective Date, three directors of Community to be designated by Community (one of whom shall be Mr. Crichfield), after consultation with and the consent of CFX and CFX Bank (which consent shall not be unreasonably withheld), shall be elected to the Board of Trustees of CFX Bank effective upon the Effective Date and shall be nominated for re-election, if at all, pursuant to CFX Bank's then existing policies and procedures.

     (e) From and after the Effective Date, the appropriate CFX Entity shall assume and honor in accordance with their terms all employment agreements (including change in control agreements and supplemental retirement plans) Previously Disclosed by Community. CFX agrees that the consummation of the Transactions constitutes a "change in control" as defined in such agreements. This paragraph is intended for the irrevocable benefit of, and shall be enforceable by, the parties to the agreements.

     (f) From and after the Effective Date, CFX shall indemnify persons who served as directors and officers of Community and the Community Banks on or before the Effective Date ("Indemnified Parties") in accordance with and subject to the provisions of Community's Articles of Incorporation Previously Disclosed to CFX (without regard to any limitation contained in New Hampshire law, in the By-laws of Community or the By-laws or Articles of the Community Banks). CFX intends the indemnification provided in the preceding sentence to be a binding obligation upon it for the irrevocable benefit of, and enforceable by, those directors and officers so indemnified. Any Indemnified Party wishing to claim indemnification under this Section 4.10(f), upon learning of any claim, action, suit, proceeding or investigation for which indemnification is to be sought, shall promptly notify CFX thereof; provided, that the failure to so notify shall not affect the obligations of CFX under this Section 4.10(f), (unless such failure materially increases CFX's liability here under). In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective
Date), (1) CFX shall have the right to assume the defense thereof, if it so elects, and CFX shall pay all reasonable fees and expenses of counsel for the indemnified Parties promptly as statements therefor are received; provided however, that CFX shall be obligated pursuant to this Section 4.10(f) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction for any single action, suit or proceeding or any group of actions, suits or proceedings arising out of or related to a common body of facts, (2) the Indemnified Parties will cooperate in the defense of any such matter, and (3) CFX shall not be liable for any settlement effected without its prior written consent. From and after the Effective Date, CFX will cause the persons who served as directors or officers of Community and the Community Banks on or before the Effective Date to be covered by Community's existing directors' and officers' liability insurance policy (or policies of at least the same coverage and amounts and containing terms and conditions which are not less advantageous than such policy); provided that no such person shall be entitled to insurance coverage more favorable than that provided to the person in such capacity at the date hereof with respect to acts or omissions resulting from the person's service as such on or prior to the Effective Date, and provided further that CFX shall not be required to expend with respect to any year of coverage more than 150 percent of the current per annum amount expended by Community to maintain or procure insurance coverage pursuant hereto. Such insurance coverage shall commence on the Effective Date and will be provided for a period of no less than six years after the Effective Date. As a condition to receiving indemnification under this Section 4.10(f), the party claiming indemnification shall assign, by separate writing, to CFX all right, title and interest to and in proceeds of any insurance maintained or provided by Community or CFX or any of their respective affiliates for the benefits of the claiming party, to the extent of indemnification actually received from CFX hereunder and shall send such notices as CFX may reasonably request under any applicable directors' and officers' liability or blanket bond insurance coverage to preserve claims of which the claiming party is aware. No person shall be entitled to indemnification under this Section 4.10(f) if such person is seeking indemnification based on a claim (other than a claim arising as a supplier to, customer of or borrower from CFX or the CFX Subsidiaries or Community or the Community Subsidiaries) brought by such person or by an entity of which such person is a general partner, executive officer, director, trustee, beneficiary or controlling person unless such person has waived any right to participate in any damage or other award to such claiming party or other entity in any such action, suit or proceeding.

                                   ARTICLE 5

                              CONDITIONS PRECEDENT

5.1.  CONDITIONS PRECEDENT TO THE OBLIGATIONS OF ALL THE PARTIES

     The respective obligations of the Parties to effect the Transactions shall be subject to satisfaction or waiver of the following conditions at or prior to the Closing Date:

          (a) All corporate action necessary to authorize the execution, delivery and performance of the Transaction Documents and the consummation of the Transactions shall have been duly and validly taken;

          (b) The Parties shall have received all regulatory approvals required or mutually deemed necessary in connection with the Transactions, all notice periods and waiting periods required after the granting of any such approvals shall have passed and all conditions contained in any such approval required to have been satisfied prior to consummation of the Transactions shall have been satisfied, provided that no such approval shall have imposed any condition or requirement not reasonably foreseen as of the date of this Agreement that would, in the reasonable good faith opinion of the Board of Directors of CFX or Community, materially and adversely affects the anticipated economic and business benefits to CFX of the Transactions as to render consummation of the Transactions inadvisable, provided that no condition or requirement that relates primarily to regulatory matters existing at the date hereof with respect to CFX's business or activities shall be deemed to affect the business, operations, financial condition, property or assets of the combined enterprise or of Community or otherwise materially impair the value of Community to CFX;

          (c) One of the following shall have occurred:

             (i) a Registration Statement (including any post-effective amendment thereto) shall have been filed with the SEC and shall be effective under the Securities Act, and no proceeding shall be pending or to the knowledge of CFX threatened by the SEC to suspend the effectiveness of such Registration Statement;

             (ii) the Parties shall have received a "no-action" letter from the staff of the SEC stating that, by reason of the exemption afforded by
        Section 3(a)(10) of the Securities Act, it will not recommend any enforcement action to the SEC with respect to the issuance of CFX Common Stock in exchange for Community Common Stock in connection with the Share Exchange without registration thereof under the Securities Act and that such shares do not constitute "restricted securities"; or

             (iii) the Parties shall have received an opinion of Arnold & Porter to the effect that the issuance of CFX Common Stock in exchange for Community Common Stock in connection with the Share Exchange is exempt from the registration provisions of the Securities Act by reason of the exemption afforded by Section 3(a)(10) thereof and that such shares do not constitute "restricted securities";

          (d) CFX shall have received all state securities or "Blue Sky" permits or other authorizations, or confirmations as to the availability of an exemption from registration requirements as may be necessary;

          (e) To the extent that any lease, license, loan, financing agreement or other contract or agreement to which Community is a party requires the consent of or waiver from the other party thereto as a result of the Transactions, such consent or waiver shall have been obtained, unless the failure to obtain such consents or waivers, individually or in the aggregate, would not have a Material Adverse Effect on Community;

          (f) None of the Parties shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Transactions;

          (g) The shares of CFX Common Stock that may be issued in the Share Exchange shall have been approved for listing on the AMEX, subject to official notice of issuance; and

          (h) Community and CFX shall have received an opinion of Arnold & Porter, reasonably satisfactory to tax counsel for Community, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing on the Effective Date:

             (1) the Share Exchange shall either constitute a reorganization for federal income tax purposes within the meaning of Section 368(a) of the Code or be treated as part of a reorganization within the meaning of
        Section 368(a) of the Code;

             (2) no gain or loss will be recognized by a shareholder of Community who exchanges all of the shareholder's Community Common Stock (including each attached right issued pursuant to the Community Rights Agreement) solely for CFX Common Stock in the Share Exchange (except with respect to cash received in lieu of a fractional share interest in CFX Common Stock);

             (3) the tax basis of the CFX Common Stock received by a shareholder who exchanges all of the shareholder's Community Common Stock solely for CFX Common Stock in the Share Exchange will be the same as the tax basis of the Community Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received); and

             (4) the holding period of the shares of CFX Common Stock to be received by a shareholder of Community will include the period during which such shareholder held the shares of Community Common Stock surrendered in exchange therefor, provided the Community Common Stock surrendered is held as a capital asset on the Effective Date.

     Each Party shall provide, in writing, a statement of facts, representations and assumptions on which Arnold & Porter may rely in rendering its opinion, which facts, representations and assumptions shall reflect the state of facts existing on the Effective Date.

5.2.  CONDITIONS PRECEDENT TO THE OBLIGATIONS OF COMMUNITY AND THE COMMUNITY
      BANKS

     The obligations of Community and the Community Banks to effect the Transactions shall be subject to satisfaction of the following additional conditions at or prior to the Closing Date unless waived by Community pursuant to Section 6.4 hereof:

          (a) The representations and warranties of CFX and CFX Bank set forth in Article 3 hereof shall be true and correct in all material respects as of the date of this Reorganization Agreement and as of the Closing Date as though made on and as of the Closing Date (or on the date when made in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated or permitted by this Reorganization Agreement or consented to in writing by Community; provided, however, that (i) in determining whether or not the condition contained in this paragraph (a) shall be satisfied, no effect shall be given to any exceptions in such representations and warranties relating to materiality or Material Adverse Effect, and (ii) the condition contained in this paragraph (a) shall be deemed to be satisfied unless the failure of such representations and warranties to be so true and correct constitute, individually or in the aggregate, a Material Adverse Effect on CFX;

          (b) CFX and CFX Bank shall have in all material respects performed all obligations and complied with all of their covenants required by the Transaction Documents prior to the Effective Date (including, without limitation, the covenant set forth in Section 4.10(b) hereof);

          (c) CFX and CFX Bank each shall have delivered to Community a certificate, dated the Closing Date and signed by its President or Chief Financial Officer to the effect that the conditions set forth in paragraphs
     (a) and (b) of this section have been satisfied; and

          (d) Community shall have received an opinion of Devine, Millimet & Branch, counsel to CFX, dated the Closing Date, as to such matters as Community may reasonably request with respect to the Transactions.

5.3.  CONDITIONS PRECEDENT TO THE OBLIGATIONS OF CFX AND CFX BANK

     The respective obligations of CFX and CFX Bank to effect the Transactions shall be subject to satisfaction of the following additional conditions at or prior to the Closing Date unless waived by CFX pursuant to Section 6.4 hereof:

          (a) The representations and warranties of Community and the Community Banks set forth in Article 2 hereof shall be true and correct in all material respects as of the date of this Reorganization Agreement and as of the Closing Date as though made on and as of the Closing Date (or on the date when made in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated or permitted by this Reorganization Agreement or consented to in writing by CFX; provided, however, that (i) in determining whether or not the condition contained in this paragraph (a) shall be satisfied, no effect shall be given to any exceptions in such representations and warranties relating to materiality or Material Adverse Effect, and (ii) the condition contained in this paragraph (a) shall be deemed to be satisfied unless the failure of such representations and warranties to be so true and correct constitute, individually or in the aggregate, a Material Adverse Effect on Community;

          (b) Community and the Community Banks shall have, in all material respects, performed all obligations and complied with all of their covenants required by the Transaction Documents;

          (c) Community and the Community Banks each shall have delivered to CFX a certificate, dated the Closing Date and signed by its President and Chief Executive Officer to the effect that the conditions set forth in paragraphs
     (a) and (b) of this section have been satisfied;

          (d) No event shall have occurred that shall preclude the Transactions from being accounted for as a pooling of interests;

          (e) The Rights issued pursuant to the Community Rights Agreement shall not have become nonredeemable, exercisable, distributed or triggered pursuant to the terms of such agreement (unless, in the case of a distribution or trigger, the effects can be cured by Community);

          (f) CFX shall have received from KPMG Peat Marwick LLP a "comfort letter" dated not more than five days prior to (i) the effective date of the Registration Statement, if any, and, otherwise, the mailing date of the Proxy Statement, and (ii) the Closing Date, with respect to certain financial information regarding Community, in form and substance which is customary in transactions such as the Transactions; and

          (g) CFX shall have received an opinion of Foley, Hoag & Eliot LLP, counsel to Community, dated the Closing Date, as to such matters as CFX may reasonably request with respect to the Transactions.

                                   ARTICLE 6

                       TERMINATION, WAIVER AND AMENDMENT

6.1.  TERMINATION

     This Reorganization Agreement and the other Transaction Documents (other than the Stock Option Agreement, which shall be governed by the terms thereof) may be terminated, either before or after approval by the shareholders of CFX and Community:

          (a) At any time on or prior to the Effective Date, by the mutual consent in writing of the Parties;

          (b) At any time on or prior to the Closing Date, by CFX in writing, if Community or either of the Community Banks has, or by Community in writing, if CFX or CFX Bank has, in any material respect, breached, and the Party seeking to terminate the Transaction Documents has not, in any material respect, breached (i) any covenant or agreement contained in the Transaction Documents, or (ii) any representation or warranty contained herein (without giving effect to any exceptions in such representations or warranties relating to materiality or a Material Adverse Effect), and in either case if such breach has not been cured by the earlier of 30 days after the date on which written notice of such breach is given to the Party committing such breach or the Closing Date (unless the breach, by its nature, is curable within 30 days after the date of written notice thereof and such 30-day cure period extends beyond the Closing Date, in which case the Closing Date shall be delayed to permit the cure of the breach by the breaching Party within such 30-day cure period); provided, however, that no breach or breaches of any representation or warranty referenced in this paragraph 6.1(b) shall be grounds for termination pursuant to this paragraph 6.1(b) unless such breach or breaches, singly or in the aggregate, shall have a Material Adverse Effect on the breaching party;

          (c) At any time, by any Party in writing, if the applications for prior approval or consents referred to in Section 4.3 hereof have been denied, and the time period for appeals and requests for reconsideration has run, or if any governmental entity of competent jurisdiction shall have issued a final non-appealable order enjoining or otherwise prohibiting the Transactions or any of them;

          (d) At any time, by any Party in writing, if the shareholders of CFX or Community do not approve the Transactions or the shareholders of CFX do not approve the Charter Amendment at the annual or special meetings duly called for that purpose;

          (e) By any Party in writing, if the Closing Date has not occurred by the close of business on March 31, 1998 (the "Termination Date"), unless the failure of the Closing to occur by such date shall be due to the failure of the Party seeking to terminate this Reorganization Agreement and the other Transaction Documents to perform or observe the covenants and agreements set forth herein, provided that the Termination Date may be extended until June 30, 1998 by any Party by written notice to the other Parties (given not later than February 28, 1998) if the Closing shall not have occurred because of failure to obtain approval from one or more regulatory authorities whose approval is required in connection with this Reorganization Agreement and the Transactions under circumstances in which neither party has the right to terminate this Reorganization Agreement pursuant to Section 6.1(c) hereof; or

          (f) By Community, if (i) the CFX Price (as that term is defined in the Plan of Exchange) is less than the Floor Price (as that term is defined in the Plan of Exchange), (ii) Community provides written notice to CFX prior to the third business day immediately preceding the Closing Date of its intent to terminate this Reorganization Agreement and the other Transaction Documents (other than the Stock Option Agreement) pursuant to this Section 6.1(f), and (iii) CFX does not elect prior to the close of business on the business day immediately preceding the Closing Date to increase the Exchange Ratio (as that term is defined in the Plan of Exchange) to the Cure Ratio (as that term is defined in the Plan of Exchange).

6.2.  EFFECT OF TERMINATION

     (a) In the event this Reorganization Agreement and the other Transaction Documents are terminated pursuant to Section 6.1 hereof, the Transaction Documents (other than the Stock Option Agreement) shall become void and have no effect, except that (i) this Section 6.2, the provisions relating to confidentiality, expenses and governing law set forth in Sections 4.5, 7.1 and
7.7 hereof, respectively, shall survive any such termination and (ii) a termination pursuant to Section 6.1(b)(i) shall not relieve the breaching Party from liability (in an action at law or otherwise) for an uncured willful breach of such covenant or agreement giving rise to such termination.

     (b) If this Reorganization Agreement is terminated, expenses of the Parties hereto shall be determined as follows:

          (1) Any termination of this Reorganization Agreement pursuant to Sections 6.1(a), 6.1(c), 6.1(d), 6.1(e) or 6.1(f) hereof (other than as a result of a willful breach or gross negligence by a Party hereto) shall be without cost or expense on the part of any Party to the others; and

          (2) In the event of a termination of this Reorganization Agreement pursuant to Section 6.1(b) hereof as a result of a breach of a representation, warranty or covenant which is caused by the willful conduct or gross negligence of a Party, such Party shall (while remaining liable for any liabilities or damages arising out of such willful breach or gross negligence) be obligated to reimburse the other Parties for all out-of-pocket costs and expenses, including, without limitation, reasonable legal, accounting and investment banking fees and expenses, incurred by such other Parties in connection with the entering into of this Reorganization Agreement and the carrying out of any and all acts contemplated hereunder (collectively referred to as "Expenses").

     (c) The payment of Expenses is not an exclusive remedy, but is in addition to any other rights or remedies available to the parties hereto at law or in equity and notwithstanding anything to the contrary contained herein, no Party shall be relieved or released from any liabilities or damages arising out of its gross negligence or willful breach of any provision of this Reorganization Agreement.

6.3.  NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

     All representations, warranties and covenants in this Reorganization Agreement and the other Transaction Documents or in any instrument delivered pursuant hereto or thereto shall expire on, and be terminated and extinguished at, the Effective Date other than covenants that by their terms are to survive or be performed after the Effective Date, provided that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive any Party (or any director, officer or controlling person thereof) of any defense in law or equity which otherwise would be available against the claims of any person, including, without limitation, any shareholder or former shareholder of either CFX or Community, the aforesaid representations, warranties and covenants being material inducements to the consummation by the Parties of the Transactions.

6.4.  WAIVER

     Except with respect to any required shareholder or regulatory approval, CFX and Community, respectively, by written instrument signed by an executive officer of such Party, may at any time (whether before or after approval of the Transaction Documents by the shareholders of CFX and Community) extend the time for the performance of any of the obligations or other acts of the Community Entities, on the one hand, or the CFX Entities, on the other hand, and may waive
(i) any inaccuracies of the Parties in the representations or warranties contained in the Transaction Documents or any document delivered pursuant hereto or thereto, (ii) compliance with any of the covenants, undertakings or agreements of the Parties, or satisfaction of any of the conditions precedent to its obligations, contained in the Transaction Documents, or (iii) the performance by such parties of any of its obligations set out herein or therein; provided, however, that, after any such approval by the shareholders of Community, no such modification shall (i) alter or change the amount or kind of consideration to be received by holders of Community Common Stock as provided in the Plan of Exchange, or (ii) adversely affect the tax treatment to Community shareholders as a result of the receipt of such consideration.

6.5.  AMENDMENT OR SUPPLEMENT

     The Transaction Documents may be amended or supplemented at any time by mutual agreement of the parties thereto. Any such amendment or supplement must be in writing and approved by their respective boards of directors and/or officers authorized thereby and shall be subject to the proviso in Section 6.4 hereof.

                                   ARTICLE 7

                                 MISCELLANEOUS

7.1.  EXPENSES

     Except as provided in Section 6.2(b) hereof, each Party shall bear and pay all costs and expenses incurred by it in connection with the Transactions, including fees and expenses of its own financial consultants, accountants and counsel, provided, however, that CFX and Community each shall bear and pay 50 percent of all filing fees associated with the Proxy Statements insofar as they pertain to the Transactions and with the Registration Statement, if required.

7.2.  ENTIRE AGREEMENT

     The Transaction Documents contain the entire agreement between the parties with respect to the Transactions and supersede all prior arrangements or understandings with respect thereto, written or oral, other than documents referred to herein or therein and the Confidentiality Agreement. The terms and conditions of the Transaction Documents shall inure to the benefit of and be binding upon the Parties and thereto and their respective successors. Except as specifically set forth in the Transaction Documents, nothing in the Transaction Documents, expressed or implied, is intended to confer upon any person, other than the Parties, and their respective successors, any rights, remedies, obligations or liabilities.

7.3.  NO ASSIGNMENT

     No Party may assign any of its rights or obligations under this Reorganization Agreement to any other person.

7.4.  NOTICES

     All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by facsimile transmission or overnight express or by registered or certified mail, postage prepaid, addressed as follows:

          If to Community or the Community Banks:

           Community Bankshares, Inc.
           43 North Main Street
           Concord, NH 03301
           Attention: Mr. Douglas Crichfield
           Facsimile No.: 603-228-5190

          With a copy to:

           Foley, Hoag & Eliot LLP
           One Post Office Square
           Boston, MA 02109
           Attention: Peter W. Coogan, Esquire
           Facsimile No.: 617-832-7000

          If to CFX or CFX Bank:

           CFX Corporation
           102 Main Street
           Keene, NH 03431
           Attention: Mark A. Gavin
           Facsimile No.: 603-358-5028

          With a copy to:

           Arnold & Porter
           555 Twelfth Street, N.W.
           Washington, D.C. 20004
           Attention: Steven Kaplan, Esquire
           Facsimile No.: 202-942-5999

7.5.  CAPTIONS

     The captions contained in this Reorganization Agreement are for reference purposes only and are not part of this Reorganization Agreement.

7.6.  COUNTERPARTS

     This Reorganization Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. This Agreement may be executed by facsimile transmission.

7.7.  GOVERNING LAW

     This Reorganization Agreement shall be governed by and construed in accordance with the laws of the State of New Hampshire applicable to agreements made and entirely to be performed within such jurisdiction, except to the extent federal law may be applicable.

     IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement and Plan of Reorganization to be executed in counterparts by their duly authorized officers and their corporate seal to be hereunto affixed and attested by their officers thereunto duly authorized, all as of the day and year first above written.

                                          COMMUNITY BANKSHARES, INC.

                                          By:
                                            ------------------------------------
                                            Douglas Crichfield
                                            President and Chief Executive
                                              Officer

                                          CONCORD SAVINGS BANK

                                          By:
                                            ------------------------------------
                                            Douglas Crichfield
                                            President and Chief Executive
                                              Officer

                                          CENTERPOINT BANK

                                          By:
                                            ------------------------------------
                                            Name:
                                            ------------------------------------
                                            Title:
                                            ------------------------------------

                                          CFX CORPORATION

                                          By:
                                            ------------------------------------
                                            Peter J. Baxter
                                            President and Chief Executive
                                              Officer

                                          CFX BANK

                                          By:
                                            ------------------------------------
                                            Peter J. Baxter
                                            President and Chief Executive
                                              Officer

                                    ANNEX A

                             PLAN OF SHARE EXCHANGE

     PURSUANT TO THIS PLAN OF SHARE EXCHANGE (this "Plan of Exchange"), dated as of March 24, 1997, CFX CORPORATION ("CFX"), a New Hampshire corporation, shall, subject to the terms and conditions specified herein and in a related Agreement and Plan of Reorganization dated as of even date herewith (the "Reorganization Agreement"), acquire through a share exchange all the outstanding shares of COMMUNITY BANKSHARES, INC. ("Community"), a New Hampshire corporation.

                                   ARTICLE 1

                                 SHARE EXCHANGE

     1.1. On the Effective Date (as hereinafter defined), each share of common stock of Community, par value $1.00 per share ("Community Common Stock"), outstanding immediately prior to the Effective Date (except as provided in Paragraphs 4, 7 and 8 of this Article), including each attached right issued pursuant to the Community Rights Agreement (as defined in Section 2.1(a) of the Reorganization Agreement), shall be converted without any action on the part of the holder thereof into an amount of common stock, par value $0.66 2/3 per share, of CFX ("CFX Common Stock") equal to one share multiplied by the Exchange Ratio as determined below (rounded to the nearest four decimal places).

     1.2. As used herein, the term "CFX Price" shall mean the average of the averages of the high and low prices of CFX Common Stock on the American Stock Exchange (as reported by The Wall Street Journal) for each of the 15 consecutive trading days ending on the business day before the Effective Date.

     1.3. (a) For purposes of this Plan of Exchange, the Exchange Ratio shall be 2.2 shares of CFX Common Stock for each share of Community Common Stock; provided, however, that (i) the Exchange Ratio shall be 2.0 shares of CFX Common Stock for each share of Community Stock if the CFX Price is greater than $20.00;
(ii) the Exchange Ratio shall be $40.00 ? the CFX Price, if the CFX Price is greater than $18.18 but not greater than $20.00; and (iii) the Exchange Ratio shall be $29.70 ? the CFX Price (the "Cure Ratio"), if the CFX Price is $13.50 (the "Floor Price") or less and CFX has elected to increase the Exchange Ratio in accordance with Section 6.1(f) of the Reorganization Agreement.

     (b) Notwithstanding the provisions of the preceding subparagraph (a), in the event that before the Effective Date an announcement is made with respect to a business combination involving the acquisition of CFX or a substantial portion of its assets, the Exchange Ratio shall not be less than 2.2 shares of CFX Common Stock for each share of Community Common Stock

     1.4. On the Effective Date, all shares of Community Common Stock held in the treasury of Community or owned beneficially by any subsidiary of Community other than in a fiduciary capacity or in connection with a debt previously contracted and all shares of Community Common Stock owned by CFX or owned beneficially by any subsidiary of CFX other than in a fiduciary capacity or in connection with a debt previously contracted shall be canceled and no cash, stock or other property shall be delivered in exchange therefor.

     1.5. (a) Prior to the Effective Date, CFX shall appoint a bank, trust company or other stock transfer agent selected by CFX as the exchange agent (the "Exchange Agent") to effect the exchange of certificates evidencing shares of Community Common Stock (any such certificate being hereinafter referred to as a "Certificate") for shares of CFX Common Stock to be received in the share exchange. On the Effective Date, CFX shall have granted the Exchange Agent the requisite power and authority to effect for and on behalf of CFX the issuance of the number of shares of CFX Common Stock issuable in the share exchange.

     (b) Within five business days after the Effective Date, the Exchange Agent shall mail to each holder of record of Community Common Stock as of the Effective Date a notice of consummation of the share exchange and a form of transmittal letter pursuant to which each such shareholder shall transmit the Certificate or Certificates, or, in lieu thereof, such evidence of lost, stolen or mutilated Certificate or Certificates and such surety bond as the Exchange Agent may reasonably require in accordance with customary exchange practices. Community shareholders who satisfy such requirements for lost, stolen or mutilated certificates shall for purposes of the exchange procedures set forth herein be deemed to have submitted Certificates for Community Common Stock. As soon as practicable after surrender of such Certificate to the Exchange Agent with a properly completed transmittal letter, the Exchange Agent will promptly mail by first class mail to such shareholder a certificate or certificates representing the number of full shares of CFX Common Stock into which the shares of Community Common Stock evidenced by the Certificate surrendered shall have been converted pursuant to this Plan of Exchange.

     (c) The Exchange Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. Until so surrendered, each Certificate shall be deemed for all purposes to evidence ownership of the number of shares of CFX Common Stock into which the shares represented by such Certificates have been changed or converted as aforesaid. No dividends or other distributions declared after the Effective Date with respect to CFX Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article I. After the surrender of a Certificate in accordance with this Article I, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of CFX Common Stock represented by such Certificate.

     (d) No transfer taxes shall be payable by any shareholders of Community in respect of the issuance of certificates for CFX Common Stock and no expenses shall be imposed on any shareholder of Community in connection with the conversion of shares of Community Common Stock into shares of CFX Common Stock and the delivery of such shares to the former holder of Community Common Stock entitled thereto, except that, if any certificate for shares of CFX Common Stock is to be issued in a name other than that in which a certificate or certificates for shares of Community Common Stock surrendered shall have been registered, it shall be a condition to such issuance that the person requesting such issuance shall pay to CFX any transfer taxes payable by reason thereof or of any prior transfer of such surrendered certificate or certificates or establish to the reasonable satisfaction of the Exchange Agent that such taxes have been paid or are not payable.

     (e) Certificates surrendered for exchange by any person who is an "affiliate" of Community for purposes of Rule 145(c) under the Securities Act of 1933, as amended, shall not be exchanged for certificates representing shares of CFX Common Stock until CFX has received the written agreement of such person contemplated by Section 4.9 of the Reorganization Agreement. If any certificate for shares of Community Common Stock is to be issued in a name other than that in which a certificate surrendered for exchange is issued, the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and the person requesting such exchange shall affix any requisite stock transfer tax stamps to the certificate surrendered or provide funds for their purchase or establish to the reasonable satisfaction of CFX or its agent that such taxes are not payable.

     1.6. Upon the Effective Date, the stock transfer books of Community shall be closed and no transfer of Community Common Stock shall thereafter be made or recognized. Any other provision of this Plan of Exchange notwithstanding, neither CFX or its agent nor any party to the share exchange shall be liable to a holder of Community Common Stock for any amount paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law.

     1.7. In the event that, between the date hereof and prior to the Effective Date, the outstanding shares of CFX Common Stock or Community Common Stock shall have been increased, decreased or changed into or exchanged for a different number or kind of shares or securities by reorganization, recapitalization, reclassification, stock split or other like changes in the capitalization of CFX or Community, or if a stock dividend is declared on CFX Common Stock or Community Common Stock with a record date within such period, then an appropriate and proportionate adjustment shall be made in the number and kind of shares of CFX Common Stock to be thereafter delivered pursuant to this Plan of Exchange, and the dollar amounts and the Exchange Ratio set forth in Section 3 of this Article I, so that each shareholder of Community shall be entitled to receive such number of shares of CFX Common Stock or other securities as such shareholder would have received pursuant to such reorganization, recapitalization, reclassification, stock split, exchange or shares or readjustment or other like changes in the capitalization of CFX or Community, or as a result of a stock dividend on CFX Common Stock or Community Common Stock, had the record date therefor been immediately following the Effective Date.

     1.8. Notwithstanding any other provision hereof, each holder of shares, or of options to purchase shares, of Community Common Stock who would otherwise have been entitled to receive a fraction of a share of CFX Common Stock (after taking into account all Certificates delivered by such holder or all shares such holder is entitled to receive in accordance with Article III hereof) shall receive (by check from the Exchange Agent, mailed to the shareholder with the certificate(s) for CFX Common Stock which such holder is to receive pursuant to the share exchange), in lieu thereof, cash in an amount equal to such fractional part of a share of CFX Common Stock multiplied by the "market value" of such Common Stock. The "market value" of one share of CFX Common Stock shall be the closing price of CFX Common Stock on the American Stock Exchange (as reported by The Wall Street Journal) on the last business day preceding the Effective Date. No such holder shall be entitled to dividends, voting rights or any other shareholder right in respect of any fractional share.

     1.9. On the Effective Date, the share exchange contemplated hereby shall have the effect set forth in Section 293-A:11.06 of the New Hampshire Revised Statutes Annotated.

                                   ARTICLE 2

                               DISSENTERS' RIGHTS

     Notwithstanding anything in this Plan of Exchange to the contrary and unless otherwise provided by applicable New Hampshire law, shares of Community Common Stock that are issued and outstanding immediately prior to the Effective Date and that are owned by stockholders who, pursuant to applicable New Hampshire law, (1) deliver to Community before the taking of the vote of Community's stockholders on the Plan of Exchange a written notice of their intent to demand payment for their shares of Community Common Stock if the share exchange is effectuated, and (2) do not vote their shares in favor of this Plan of Exchange (the "Dissenting Shares"), shall not be converted into the right to receive, or be exchangeable for, shares of CFX Common Stock, but, instead, the holders of such Dissenting Shares shall be entitled to payment of the fair value of such Dissenting Shares, plus accrued interest, in accordance with applicable New Hampshire law. If any holders of Community Common Stock shall have failed to perfect or shall have effectively withdrawn, waived or lost the right to dissent from the share exchange and to receive the fair value of such shares as provided under applicable New Hampshire law, the shares of Community Common Stock held by such holder shall be deemed to have been converted into and be exchangeable for shares of CFX Common Stock on the Effective Date.

                                   ARTICLE 3

                                 STOCK OPTIONS

     On the Effective Date, each then outstanding stock option to purchase Community Common Stock ("Community Option") pursuant to the 1985 Stock Option Plan, the 1988 Stock Option Plan, the 1989 Centerpoint Bank Stock Option Plan, the 1992 Stock Option Plan or the 1991 Employee Stock Purchase Plan (collectively, the "Community Stock Option Plans") (it being understood that the aggregate number of shares of Community Common Stock subject to purchase pursuant to the exercise of such Community Options (excluding those under the 1991 Employee Stock Purchase Plan) is not and shall not be more than 95,379), whether vested or unvested, will be assumed by CFX. Each Community Option so assumed by CFX under this Agreement shall continue to have, and be subject to, the same terms and conditions set forth in the Community Stock Option Plans immediately prior to the Effective Date, except that (i) such Community Option shall be exercisable (when vested) for that number of whole shares of CFX Common Stock equal to the product of the number of shares of Community Common Stock covered by the Community Option multiplied by the Exchange Ratio, provided that any fractional share of CFX Common Stock resulting from such multiplication shall be rounded down to the nearest share; and (ii) the exercise price per share of CFX Common Stock shall be equal to the exercise price per share of Community Common Stock of such Community Option, divided by the Exchange Ratio, provided that such exercise price shall be rounded up to the nearest cent. It is the intention of the parties that the Community Options assumed by CFX qualify following the Effective Date as incentive stock options as defined in Section 422 of the Internal Revenue Code of 1986, as amended to the extent that the Community Options qualified as incentive stock options immediately prior to the Effective Date.

                                   ARTICLE 4

                      EFFECTIVE DATE OF THE SHARE EXCHANGE

     Articles of share exchange evidencing the transactions contemplated herein shall be delivered to the New Hampshire Secretary of State in accordance with applicable New Hampshire law. The share exchange contemplated hereby shall be effective at the time and on the date specified in such articles of share exchange (such date and time being herein referred to as the "Effective Date").

                                   ARTICLE 5

                              CONDITIONS PRECEDENT

     The obligations of CFX and Community to effect the share exchange as herein provided shall be subject to satisfaction, unless duly waived, of the conditions set forth in the Reorganization Agreement.

                                   ARTICLE 6

                                  TERMINATION

     Anything contained in this Plan of Exchange to the contrary notwithstanding, and notwithstanding the adoption hereof by the shareholders of Community, this Plan of Exchange may be terminated and the share exchange abandoned as provided in the Reorganization Agreement.

                                   ARTICLE 7

                                 MISCELLANEOUS

     7.1. This Plan of Exchange may be amended or supplemented at any time prior to its Effective Date by mutual agreement of CFX and Community. Any such amendment or supplement must be in writing and approved by their respective Boards of Directors and/or by officers authorized thereby and shall be subject to the proviso in Section 6.4 of the Reorganization Agreement.

     7.2. Any notice or other communication required or permitted under this Plan of Exchange shall be given, and shall be effective, in accordance with the provisions of the Reorganization Agreement.

     7.3. The headings of the several Articles herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Plan of Exchange.

     7.4. This Plan of Exchange shall be governed by and construed in accordance with the laws of New Hampshire applicable to the internal affairs of Community and CFX.

                                                                      APPENDIX B

                             STOCK OPTION AGREEMENT

     THIS STOCK OPTION AGREEMENT (this "Option Agreement"), dated as of March 24, 1997, is by and between COMMUNITY BANKSHARES, INC. ("Community"), a New Hampshire corporation, and CFX CORPORATION ("CFX"), a New Hampshire corporation.

                                   WITNESSETH

     WHEREAS, the respective Boards of Directors of Community and CFX have approved a Plan of Share Exchange (the "Plan of Exchange"), and the respective Boards of Directors of Community, Concord Savings Bank ("Concord Bank"), a New Hampshire state-chartered savings bank subsidiary of Community, Centerpoint Bank ("Centerpoint Bank"), a New Hampshire state-chartered commercial bank subsidiary of Community, CFX and CFX Bank, a New Hampshire state-chartered savings bank subsidiary of CFX, have approved an Agreement and Plan of Reorganization (the "Reorganization Agreement") and an Agreement and Plan of Merger (the "Plan of Merger" and, together with the Plan of Exchange, the Reorganization Agreement and certain other agreements contemplated by the Reorganization Agreement, the "Transaction Documents"), providing for certain transactions pursuant to which CFX would acquire all the outstanding capital stock of Community through a share exchange, Community would be merged with and into CFX, and Concord Bank and Centerpoint Bank would be merged with and into CFX Bank (collectively, the "Transactions");

     WHEREAS, as a condition to CFX's entry into the Transaction Documents and the Transactions, and to induce such entry, Community has agreed to grant CFX the option set forth herein to purchase authorized but unissued shares of Community Common Stock;

     NOW, THEREFORE, in consideration of the premises herein contained, the parties agree as follows:

1.  CERTAIN DEFINITIONS.

     (a) Capitalized terms used but not defined herein shall have the same meanings as in the Transaction Documents.

     (b) The term "Effective Date" shall have the meaning specified in the Reorganization Agreement.

     (c) The term "person" shall have the meanings specified in Sections 3(a)(9) and 13(d)(3) of the Exchange Act, and shall also include persons (other than Community, any Community subsidiary, CFX, or any CFX affiliate), who have entered into an agreement, arrangement or understanding (whether or not in writing), or who are acting in concert or with conscious parallel behavior, for the purpose of acquiring, holding, voting or disposing of any voting securities of Community (except pursuant solely to a revocable proxy given in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable provisions of the Exchange Act and the regulations promulgated thereunder).

     (d) The term "Purchase Event" shall mean any of the following events or transactions occurring after the date hereof:

          (1) any person (other than Community, any Community subsidiary, CFX, or any CFX affiliate) shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act), or shall have filed a registration statement under the Securities Act with respect to, a bona fide tender or exchange offer to purchase shares of Community Common Stock such that upon consummation of such offer such person would own or control 15 percent or more of the outstanding shares of Community Common Stock;

          (2) any person (other than Community, any Community subsidiary, CFX, or any CFX affiliate), other than in connection with a transaction to which CFX has given its prior written consent, shall have filed an application or notice with any federal or state regulatory agency for clearance or approval, to

     (i) merge or consolidate, or enter into any similar transaction, with Community or any Community subsidiary, (ii) purchase, lease or otherwise acquire all or substantially all the assets of Community or any Community subsidiary, or (iii) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 15 percent or more of the voting power of Community or any Community subsidiary;

          (3) any person (other than Community, any Community subsidiary, subsidiaries of Community in a fiduciary capacity, CFX, affiliates of CFX, or subsidiaries of CFX in a fiduciary capacity) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 15 percent or more of the outstanding shares of Community Common Stock (the term "beneficial ownership" for purposes of this Option Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the regulations promulgated thereunder);

          (4) any person (other than Community, any Community subsidiary, CFX or any CFX affiliate) shall have made a bona fide proposal to Community by public announcement or written communication that is or becomes the subject of public disclosure to (i) acquire Community or any Community subsidiary by merger, consolidation, purchase of all or substantially all its assets or any other similar transaction, or (ii) make an offer described in clause
     (1) above; or

          (5) Community shall have willfully breached any Specified Covenant (as defined below), which breach would entitle CFX to terminate the Transaction Documents (without regard to the cure periods provided for therein) and such breach shall not have been cured prior to the Notice Date (as defined below).

     (e) The term "Repurchase Event" shall mean any of the following:

          (1) any person (other than Community, any Community subsidiary, CFX, or any CFX affiliate) shall have acquired beneficial ownership of 25 percent or more of the outstanding shares of Community Common Stock; or

          (2) any person (other than CFX or any CFX affiliate) shall have entered into an agreement, arrangement or understanding (whether or not in writing) with Community or any Community subsidiary to (i) merge or consolidate, or enter into any similar transaction, with Community or any Community subsidiary, (ii) purchase, lease or otherwise acquire all or substantially all the assets of Community or any Community subsidiary, or
     (iii) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 25 percent or more of the voting power of Community or any Community subsidiary.

     (f) The term "Specified Covenant" shall mean any covenant contained in Sections 4.1, 4.2, 4.3, 4.4 or 4.8 or subsections (2), (3), (4), (5), (6), (7),
(11), (16) and, to the extent applicable to the foregoing subsections, (17) of
Section 4.7(b) of the Reorganization Agreement.

2.  GRANT OF OPTION.

     Subject to the terms and conditions set forth herein, Community hereby grants to CFX an option (the "Option") to purchase up to 493,000 shares of Community Common Stock at a price of $28.50 per share payable in cash as provided in Section 4 hereof; provided, however, that in the event Community issues or agrees to issue any shares of Community Common Stock in breach of its obligations under the Transaction Documents at a price less than $28.50 per share (as adjusted pursuant to Section 6 hereof), the exercise price shall be equal to such lesser price.

3.  EXERCISE OF OPTION.

     (a) If not then in material breach of the Transaction Documents, CFX may exercise the Option, in whole or part, at any time or from time to time if a Purchase Event shall have occurred and be continuing; provided that, to the extent the Option shall not have been exercised, it shall terminate and be of no further force and effect upon the earliest to occur of (i) the Effective Date,
(ii) termination of the Transaction

Documents in accordance with the terms of the Reorganization Agreement before the occurrence of a Purchase Event (other than a termination resulting from a willful breach by Community, Concord Bank or Centerpoint Bank of any Specified Covenant contained in the Reorganization Agreement) or (iii) six months after the termination of the Transaction Documents if such termination follows the occurrence of a Purchase Event or is due to a willful material breach by Community, Concord Bank or Centerpoint Bank of any Specified Covenant contained in the Reorganization Agreement; and provided further that any such exercise shall be subject to compliance with applicable provisions of law.

     (b) If more than one of the transactions giving rise to a Purchase Event is undertaken or effected, then all such transactions shall give rise only to one Purchase Event, which Purchase Event shall be deemed continuing for all purposes hereunder until all such transactions are abandoned.

     (c) In the event CFX wishes to exercise the Option, it shall send to Community a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise, and (ii) a place and date not earlier than three business days nor later than 30 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided that, if prior notification to or approval of any federal or state regulatory agency is required in connection with such purchase, CFX shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification period has expired or been terminated or such approval has been obtained and any requisite waiting period shall have passed.

4.  PAYMENT AND DELIVERY OF CERTIFICATES.

     (a) At the closing referred to in Section 3 hereof, CFX shall pay to Community the aggregate purchase price for the shares of Community Common Stock purchased pursuant to the exercise of the Option in immediately available funds by a wire transfer to a bank account designated by Community.

     (b) At such closing, simultaneously with the delivery of cash as provided in subsection (a), Community shall deliver to CFX a certificate or certificates representing the number of shares of Community Common Stock purchased by CFX, and CFX shall deliver to Community a letter agreeing that CFX will not offer to sell, pledge or otherwise dispose of such shares in violation of applicable law or the provisions of this Option Agreement.

     (c) Certificates for Community Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend which shall read substantially as follows:

          "The transfer of the shares represented by this certificate is subject to certain provisions of an agreement between the registered holder hereof and Community Bankshares, Inc. and to resale restrictions arising under the Securities Act of 1933, as amended, a copy of which agreement is on file at the principal office of Community Bankshares, Inc. A copy of such agreement will be provided to the holder hereof without charge upon receipt by Community Bankshares, Inc. of a written request."

          It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if CFX shall have delivered to Community a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance satisfactory to Community, to the effect that such legend is not required for purposes of the Securities Act and any applicable state securities laws and this Option Agreement.

5.  REPRESENTATIONS.

     Community hereby represents, warrants and covenants to CFX as follows:

          (a) Community shall at all times maintain sufficient authorized but unissued shares of Community Common Stock so that the Option may be exercised without authorization of additional shares of Community Common Stock.

          (b) The shares to be issued upon due exercise, in whole or in part, of the Option, when paid for as provided herein, will be duly authorized, validly issued, fully paid and nonassessable.

6.  ADJUSTMENT UPON CHANGES IN CAPITALIZATION.

     In the event of any change in Community Common Stock by reason of stock dividends, split-ups, recapitalizations, combinations, exchanges of shares or the like, the type and number of shares subject to the Option, and the purchase price per share, as the case may be, shall be adjusted appropriately. In the event that any additional shares of Community Common Stock are issued or otherwise become outstanding after the date of this Option Agreement (other than pursuant to this Option Agreement), the number of shares of Community Common Stock subject to the Option shall be adjusted so that, after such issuance, it equals 19.99 percent of the number of shares of Community Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section 6 shall be deemed to authorize Community to breach any provision of the Transaction Documents.

7. REGISTRATION RIGHTS.

     Community shall, if requested by CFX, as expeditiously as possible file a registration statement on a form of general use and available for use by Community under the Securities Act if necessary in order to permit or assist the sale or other disposition of the shares of Community Common Stock that have been acquired upon exercise of the Option in accordance with the intended method of sale or other disposition requested by CFX. CFX shall provide all information reasonably requested by Community for inclusion in any registration statement to be filed hereunder. Community will use its best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 270 days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sales or other dispositions. The obligations of Community hereunder to file a registration statement and to maintain its effectiveness may be suspended for one or more periods of time not exceeding 60 days in the aggregate if the Board of Directors of Community shall have determined that the filing of such registration statement or the maintenance of its effectiveness would require disclosure of non-public information that would materially and adversely affect Community. The first registration statement prepared under this Section 7 shall be at Community's expense except for underwriting commissions and the fees and disbursements of CFX's counsel attributable to the offering of Community Common Stock by CFX. The preparation of a second registration statement may be requested and effected hereunder at CFX's sole expense. In no event shall Community be required to effect more than two registrations hereunder. The filing of any registration statement hereunder may be delayed for such period of time as may reasonably be required to facilitate any public distribution by Community of Community Common Stock. If requested by CFX in connection with any registration, Community will become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements for parties similarly situated. In any such transaction Community and CFX will also agree to indemnify each other on customary terms with respect to any information provided by such party.

8.  REPURCHASE.

     (a) Subject to the giving of any notices and the receipt of any required approvals, at the request of CFX at any time commencing upon the occurrence of a Repurchase Event and ending nine months thereafter (the "Repurchase Period"), Community shall repurchase the Option (but not later than the termination of the Option pursuant to Section 3(a) hereof) from CFX together with any shares of Community Common Stock purchased by CFX pursuant thereto with respect to which CFX then has beneficial ownership, at a price (per share, the "Per Share Repurchase Price") equal to the sum of:

          (1) the exercise price paid by CFX for any shares of Community Common Stock acquired pursuant to the Option;

          (2) the difference between (A) the "market/tender offer" price for shares of Community Common Stock (defined as the higher of (x) the highest price per share at which a tender or exchange offer has been made or (y) the highest reported sale price for shares of Community Common Stock within that portion of the Repurchase Period preceding the date CFX gives notice of the required repurchase under this Section 8) and (B) the exercise price as determined pursuant to Section 2 hereof (subject to adjustment as provided in Section 6) multiplied by the number of shares of Community Common Stock with respect to which the Option has not been exercised, but only if the market/tender offer price is greater than such exercise price;

          (3) the difference between the market/tender offer price (as defined in Section 8(a)(2) hereof) and the exercise price paid by CFX for any shares of Community Common Stock purchased pursuant to the exercise of the Option, multiplied by the number of shares so purchased, but only if the market/tender offer price is greater than such exercise price; and

          (4) CFX's out-of-pocket expenses incurred in connection with the transactions contemplated by the Transaction Documents, including without limitation legal, accounting and investment banking fees.

     (b) In the event CFX exercises its rights under this Section 8, Community shall, within thirty business days thereafter, pay the required amount to CFX in immediately available funds and CFX shall surrender to Community the Option and the certificates evidencing the shares of Community Common Stock purchased thereunder and CFX shall warrant that it owns such shares and that the same are then free and clear of all liens, charges, claims, restrictions and encumbrances; provided that, if prior notification to any federal or state regulatory agency is required in connection with such purchase, Community shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification period has expired or been terminated or such approval has been obtained and any requisite waiting period shall have passed.

9.  SEVERABILITY.

     If any term, provision, covenant or restriction contained in this Option Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Option Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option will not permit the holder to acquire or Community to repurchase the full number of shares of Community Common Stock provided in Section 2 hereof (as adjusted pursuant to Section 6 hereof), it is the express intention of Community to allow the holder to acquire or to require Community to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

10.  MISCELLANEOUS.

     (a) Expenses. Except as otherwise provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     (b) Entire Agreement. Except as otherwise expressly provided herein, this Option Agreement and the Transaction Documents contain the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. The terms and conditions of this Option Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Option Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Option Agreement, except as expressly provided herein.

     (c) Assignment. Other than as provided in Sections 7 and 8 hereof, neither of the parties hereto may assign any of its rights or obligations under this Option Agreement or the Option created hereunder to any other person, without the express written consent of the other party.

     (d) Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by overnight express or by registered or certified mail, postage prepaid, addressed as provided in the Reorganization Agreement. A party may change its address for notice purposes by written notice to the other party hereto.

     (e) Counterparts. This Option Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

     (f) Specific Performance. The parties agree that damages would be an inadequate remedy for a breach of the provisions of this Option Agreement by either party hereto and that this Option Agreement may be enforced by either party hereto through injunctive or other equitable relief.

     (g) Governing Law. This Option Agreement shall be governed by and construed in accordance with the laws of New Hampshire applicable to agreements made and entirely to be performed within such state and such federal laws as may be applicable.

     IN WITNESS WHEREOF, each of the parties hereto has executed this Option Agreement as of the day and year first written above.

                                          CFX CORPORATION

                                          By:
                                            ------------------------------------
                                            Peter J. Baxter
                                            President and Chief Executive
                                              Officer

                                          COMMUNITY BANKSHARES, INC.

                                          By:
                                            ------------------------------------
                                            Douglas Crichfield
                                            President and Chief Executive
                                              Officer

                                                                      APPENDIX C

                                          June 18, 1997

The Board of Directors
Community Bankshares, Inc.
43 North Main Street
Concord, NH 03301

The Board of Directors:

     You have requested our opinion as to the fairness from a financial point of view to the shareholders of Community Bankshares, Inc. ("Community") of the range of possible exchange ratios governing the prospective exchange of shares of Community Common Stock for shares of CFX Common Stock in connection with the proposed acquisition of Community by CFX Corporation ("CFX") in a transaction to be accounted for as a pooling of interests pursuant to an Agreement and Plan of Reorganization, dated as of March 24, 1997, by and among Community, its wholly owned subsidiaries, Concord Savings Bank ("Concord") and Centerpoint Bank ("Centerpoint"), CFX Corporation ("CFX") and CFX's wholly owned subsidiary CFX Bank (the "Reorganization Agreement") and the related plan of Share Exchange (the "Plan of Exchange" and together with the Reorganization Agreement, the "Acquisition Agreement"). Pursuant to the Acquisition Agreement, Community will merge with and into CFX (the "Merger").

     As is more specifically set forth in the Plan of Exchange, upon consummation of the Merger, each outstanding share of the common stock of Community, par value $1.00 per share ("Community Common Stock"), except for any dissenting shares and except for shares held by CFX and its subsidiaries or by Community and its subsidiaries (in both cases, other than shares held in a fiduciary capacity or as a result of debts previously contracted), will be entitled to be exchanged for 2.20 shares of common stock, par value $.66 2/3 per share of CFX Corporation, ("CFX Common Stock"); provided however, that (i) the exchange ratio shall be 2.00 shares of CFX Common Stock for each share of Community Common Stock if the CFX Price (as defined below) is greater than $20.00 and (ii) the exchange ratio shall be $40.00 / the CFX Price, if the CFX Price is greater than $18.18 but not greater than $20.00; and (iii) the exchange ratio shall be $29.70 / the CFX Price (the "Cure Ratio"), if the CFX Price is less than or equal to $13.50 and the Board of Directors of Community has not terminated the transaction. The term "CFX Price" is defined as the average of the averages of the high and low prices of CFX Common Stock on the American Stock Exchange (as reported by The Wall Street Journal) for each of the 15 consecutive trading days ending on the business day before the Effective Date (as defined in the Plan of Exchange).

     The Plan of Exchange provides that, on the Effective Date, outstanding options to purchase Community Common Stock pursuant to the Community Stock Option Plans (as defined in the Proxy Statement-Prospectus to which this opinion is appended (the "Proxy Statement-Prospectus") ("Community Option") will be assumed by CFX, subject to the same terms and conditions set forth in the Community Stock Option Plans immediately prior to the Effective Date, except that each Community Option will be exercisable for that number of whole shares of CFX Common Stock equal to the product of the number of shares of Community Common Stock covered by the Community Option multiplied by the Exchange Ratio, and the exercise price per share of CFX Common Stock will be equal to the exercise price per share of Community Common Stock of such Community Option, divided by the Exchange Ratio.

     The reader is urged to carefully read all the terms of the Acquisition Agreement, which is set forth in its entirety in Appendix A of the Proxy Statement-Prospectus.

     McConnell, Budd & Downes, Inc., as part of its investment banking business, is engaged in the valuation of bank holding companies and banks and thrift holding companies and thrifts and their securities in connection with mergers and acquisitions, underwriting, private placements, competitive bidding processes, market making as an NASD market maker, secondary distributions of listed securities and valuations for corporate, estate and other purposes. Our experience and familiarity with Community includes having worked as a financial advisor to Community since March of 1993 on a non-exclusive contractual basis and specifically includes our participation in the process and negotiations leading up to the proposed Merger. Our experience and familiarity with CFX includes our representation of The Safety Fund Corporation of Massachusetts in a transaction in which Safety Fund was acquired by CFX during 1996. In the course of our role as financial advisor to Community in connection with the Merger we have received fees for our services and will receive additional fees contingent on the occurrence of certain defined events. We will receive a fee in connection with the rendering of this opinion. In the ordinary course of our business, we may, from time to time, trade the equity securities of either or both Community and CFX in our capacity as an NASD market maker and as a broker dealer, for our own account, for the accounts of our customers and for the accounts of individual employees of McConnell, Budd & Downes, Inc. Accordingly we may, from time to time, hold a long or short position in the equity securities of either Community or CFX.

     In arriving at our opinion, we have reviewed the Acquisition Agreement and the Proxy Statement-Prospectus in substantially the form to be mailed to Community stockholders. We have also reviewed publicly available business, financial and stockholder information relating to Community and its subsidiaries, certain publicly available financial information relating to CFX and its subsidiaries and certain financial information relating to Community provided by Community's management, as well as certain financial information relating to CFX provided by CFX's management. In addition, we have reviewed certain other information, including internal reports and documents of Community and certain management prepared financial information provided to us by CFX. We have also met with and had discussions with members of the senior management of each of Community and CFX to discuss their past and current business operations, current financial condition and future prospects. In connection with the foregoing, we have reviewed the annual reports to stockholders of Community for the fiscal years ended June 30, 1993, 1994 and 1995 and the Annual Report on Form 10-K for the calendar year ended December 31, 1996. We have similarly reviewed the annual reports of CFX for the calendar years ended December 31, 1993, 1994, 1995 and 1996. We have reviewed and studied the historical stock prices and trading volumes of the common stock of both Community and CFX as well as the terms and conditions of 16 recent acquisition transactions involving publicly traded financial institutions conducting business in New England and on a conditional basis compared those transactions to the proposed acquisition of Community by CFX. We also considered the current state of and future prospects for the economy of New Hampshire and the economy of Massachusetts generally and the relevant market areas for CFX and Community in particular. We have also conducted such other studies, analyses and investigations as we deemed appropriate under the circumstances surrounding this proposed transaction. For additional information concerning the analyses which we conducted, we direct the reader's attention to the section of the Proxy Statement-Prospectus titled "THE PROPOSED ACQUISITION -- OPINION OF FINANCIAL ADVISOR," which provides more detail concerning our review and analysis.

     In the course of our review and analysis we considered, among other things, such topics as relative capitalization, capital adequacy, profitability, availability of non-interest income, relative asset quality, adequacy of the reserve for loan losses and the composition of the loan portfolio of each of CFX and Community. We also considered estimates of cost savings and (to a lesser extent) revenue enhancements which might result from a consolidation of CFX and Community, which were provided to us by the management of CFX and Community. In the conduct of our review and analysis we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial information provided to us by CFX and Community or otherwise publicly obtainable. In reaching our opinion, we have not assumed any responsibility for the independent verification of such information nor have we completed any independent valuation or appraisal of any of the assets or the liabilities of either CFX or Community nor have we obtained from any other source, any appraisals of the assets or liabilities of either CFX or Community. We have also relied on the management of Community as to the reasonableness of various financial and operating forecasts, cost savings estimates and of the assumptions on which they are based, which were provided to us for use in our analyses.

     In the course of rendering this opinion, which is being rendered prior to the receipt of certain required regulatory approvals necessary before consummation of the transaction, we have assumed that no conditions will be imposed by any regulatory agency in connection with its approval of the transaction that will have a material adverse effect on the results of operations, the financial condition or the prospects of CFX following consummation of the transaction.

     Based upon and subject to the foregoing, it is our opinion, that as of the date of this letter, the range of possible exchange ratios is fair to the stockholders of Community from a financial point of view.

                                          Very truly yours,

                                          McConnell, Budd & Downes, Inc.

                                          By:
                                            ------------------------------------
                                            David A. Budd
                                            Managing Director

                                                                      APPENDIX D

                     NEW HAMPSHIRE BUSINESS CORPORATION ACT

                               DISSENTERS' RIGHTS

               A.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

     293-A:13.01 DEFINITIONS. -- In this subdivision:

          (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

          (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under RSA 293-A:13.02 and who exercises that right when and in the manner required by RSA 293-A:13.20 through 293-A:13.28.

          (3) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action, unless exclusion would be inequitable.

          (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

          (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

          (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

          (7) "Shareholder" means the record shareholder or the beneficial shareholder.

     293-A:13.02 RIGHT TO DISSENT. -- (a) A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

             (i) If shareholder approval is required for the merger by RSA 293-A:11.03 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

             (ii) If the corporation is a subsidiary that is merged with its parent under RSA 293-A:11.04.

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.

          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale.

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

             (i) Alters or abolishes a preferential right of the shares.

             (ii) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares.

             (iii) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities.

             (iv) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights.

             (v) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under RSA 293-A:6.04.

          (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this subdivision shall not challenge the corporate action creating his entitlement, unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     293-A:13.03 DISSENT BY NOMINEES AND BENEFICIAL OWNERS. -- (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

                B.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

     293-A:13.20 NOTICE OF DISSENTERS' RIGHTS. -- (a) If proposed corporate action creating dissenters' rights under RSA 293-A:13.02 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under this subdivision and be accompanied by a copy of this subdivision.

     (b) If corporate action creating dissenters' rights under RSA 293-A:13.02 is taken without a vote of shareholders or by consent pursuant to RSA 293-A:7.04, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in RSA 293-A:13.22.

     293-A:13.21 NOTICE OF INTENT TO DEMAND PAYMENT. -- (a) If proposed corporate action creating dissenters' rights under RSA 293-A:13.02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Shall not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this subdivision.

     293-A:13.22 DISSENTERS' NOTICE. -- (a) If proposed corporate action creating dissenters' rights under RSA 293-A:13.02 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of RSA 293-A:13.21.

     (b) The dissenters' notice shall be sent no later than 10 days after corporate action was taken, and shall:

          (1) State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited.

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received.

          (3) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not the acquired beneficial ownership of the shares before that date.

          (4) Set a date by which the corporation shall receive the payment demand, which date shall not be fewer than 30 nor more than 60 days after the date the notice is delivered.

          (5) Be accompanied by a copy of this subdivision.

     293-A:13.23 DUTY TO DEMAND PAYMENT. -- (a) A shareholder sent a dissenters' notice described in RSA 293-A:13.22 shall demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth, in the dissenter's notice pursuant to RSA 293-A:13.22(b)(3), and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this subdivision.

     293-A:13.24 SHARE RESTRICTIONS. -- (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under RSA 293-A:13.26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

     293-A:13.25 PAYMENT. -- (a) Except as provided in RSA 293-A:13.27, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with RSA 293-A:13.23 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment shall be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under RSA 293-A:13.28; and

          (5) A copy of this subdivision.

     293-A:13.26 FAILURE TO TAKE ACTION. -- (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it shall send a new dissenters' notice under RSA 293-A:13.22 and repeat the payment demand procedure.

     293-A:13.27 AFTER-ACQUIRED SHARES. -- (a) A corporation may elect to withhold payment required by RSA 293-A:13.25 from a dissenter, unless he was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under RSA 293-A:13.28.

     293-A:13.28 PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR
OFFER. -- (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate, less any payment under RSA 293-A:13.25, or reject the corporation's offer under RSA 293-A:13.27 and demand payment of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount paid under RSA 293-A:13.25 or offered under RSA 293-A:13.27 is less than the fair value of his shares or that the interest due is incorrectly calculated;

          (2) The corporation fails to make payment under RSA 293-A:13.25 within 60 days after the date set for demanding payment; or

          (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within 30 days after the corporation made or offered payment for his shares.

                        C.  JUDICIAL APPRAISAL OF SHARES

     293-A:13.30 COURT ACTION. -- (a) If a demand for payment under RSA 293-A:13.28 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding in the superior court of the county where a corporation's principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decisions on the question of their value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment:

          (1) For the amount, if any, by which the court funds the fair value of his shares, plus interest, exceeds the amount paid by the corporation; or,

          (2) For the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under RSA 293-A:13.27.

     293-A:13.31 COURT COSTS AND COUNSEL FEES. -- (a) The court in an appraisal proceeding commenced under RSA 293-A:13.30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RSA 293-A:13.28.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RSA 293-A:13.20 through RSA 293-A:13.28.

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this subdivision.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sections 293-A:8.50-58 of the New Hampshire Business Corporation Act provide that a business corporation may indemnify directors and officers against liabilities they may incur in such capacities provided certain standards are met, including good faith and the belief that the particular action is in the best interests of the corporation. In general, this power to indemnify does not exist in the case of actions against a director or officer by or in the right of the corporation if the person entitled to indemnification shall have been adjudged to be liable to the corporation or in connection with a proceeding charging improper personal benefit. A corporation is required to indemnify directors and officers against expenses they may incur in defending actions against them in such capacities if they are successful on the merits or otherwise in the defense of such actions.

     The Bylaws of CFX provide for the mandatory indemnification of directors and officers in accordance with and to the full extent permitted by the laws of New Hampshire as in effect at the time of such indemnification. CFX has purchased directors' and officers' liability insurance covering certain liabilities which may be incurred by the officers and directors of CFX in connection with the performance of their duties.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     An index of exhibits appears at page II-6, which is incorporated herein by reference.

ITEM 22. UNDERTAKINGS

     (a)  The undersigned Registrant hereby undertakes:

     1. To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     The Registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Keene, State of New Hampshire, on June 13, 1997.


                                          CFX CORPORATION


                                          By /s/  Peter J. Baxter
                                             -------------------------------
                                             (Peter J. Baxter
                                              President and Chief
                                              Executive Officer)

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature                    Title                             Date


/s/  Peter J. Baxter                                           June 13, 1997
---------------------------
Peter J. Baxter              President, Chief Executive
                             Officer and Director,
                             CFX Corporation (Principal
                             Executive Officer)


 *   Mark A. Gavin                                             June 13, 1997
---------------------------
Mark A. Gavin                Executive Vice President and
                             Chief Operating Officer, CFX
                             Corporation (Principal Operating
                             Officer)


 *   Gregg R. Tewksbury                                        June 13, 1997
---------------------------
Gregg R. Tewksbury           Chief Financial Officer, CFX
                             Corporation (Principal Financial
                             and Accounting Officer)


 *   Christopher W. Bramley                                    June 13, 1997
---------------------------
Christopher W. Bramley       President and Chief Executive
                             Officer, Safety Fund National
                             Bank; Director, CFX Corporation


 *   Richard F. Astrella                                       June 13, 1997
---------------------------
Richard F. Astrella          Director

 *   William E. Aubuchon, III                                 June 13, 1997
---------------------------
William E. Aubuchon, III        Director


 *   Richard B. Baybutt                                       June 13, 1997
---------------------------
Richard B. Baybutt              Director


 *   Christopher V. Bean                                      June 13, 1997
---------------------------
Christopher V. Bean             Director


 *   P. Kevin Condron                                         June 13, 1997
---------------------------
P. Kevin Condron                Director


 *   Calvin L. Frink                                          June 13, 1997
---------------------------
Calvin L. Frink                 Director


 *   Eugene E. Gaffey                                         June 13, 1997
---------------------------
Eugene E. Gaffey                Director


 *   David R. Grenon                                          June 13, 1997
---------------------------
David R. Grenon                 Director


 *   Elizabeth Sears Hager                                    June 13, 1997
---------------------------
Elizabeth Sears Hager           Director


 *   Douglas S. Hatfield, Jr.                                 June 13, 1997
---------------------------
Douglas S. Hatfield, Jr.        Director


 *   Philip A. Mason                                          June 13, 1997
---------------------------
Philip A. Mason                 Director


 *   Walter R. Peterson                                       June 13, 1997
---------------------------
Walter R. Peterson              Director


 *   L. William Slanetz                                       June 13, 1997
---------------------------
L. William Slanetz              Director


                             *By /s/  Peter J. Baxter         June 13, 1997
                                 ---------------------------
                                 (Attorney-in-Fact)


                            INDEX OF EXHIBITS

Exhibit 2 Agreement and Plan of Reorganization (including related Plan of Share Exchange as Annex A), included as Appendix A to the Proxy Statement and incorporated herein by reference.

Exhibit 5 Opinion of Devine, Millimet & Branch, P.A., regarding the validity of CFX Common Stock being registered, filed herewith.

Exhibit 8               Tax opinion of Arnold & Porter, filed herewith.

Exhibit 23.1 Consent of Wolf & Company, P.C., independent auditors for CFX Corporation, filed herewith.

Exhibit 23.2 Consent of KPMG Peat Marwick LLP, independent auditors for Community Bankshares, Inc., filed herewith.

Exhibit 23.3 Consent of Shatswell, MacLeod & Co., independent auditors for Portsmouth Bank Shares, Inc., filed herewith.

Exhibit 23.4 Consent of Devine, Millimet & Branch, P.A., included in the opinion filed as Exhibit 5 hereto.

Exhibit 23.5 Consent of Arnold & Porter, included in the opinion filed as Exhibit 8 hereto.

Exhibit 23.6 Consent of McConnell, Budd & Downes, Inc., filed herewith.

Exhibit 23.7 Consent of Mark E. Simpson, as required by Rule 438 under the Securities Act of 1933, filed herewith.

Exhibit 23.8 Consent of Robert W. Simpson, as required by Rule 438 under the Securities Act of 1933, filed herewith.

Exhibit 23.9 Consent of Timothy J. Connors, as required by Rule 438 under the Securities Act of 1933, filed herewith.

Exhibit 23.10 Consent of Douglas Crichfield, as required by Rule 438 under the Securities Act of 1933, filed herewith.

Exhibit 23.11 Consent of John N. Buxton, as required by Rule 438 under the Securities Act of 1933, filed herewith.

Exhibit 23.12 Consent of Seth A. Resnicoff, M.D., as required by Rule 438 under the Securities Act of 1933, filed herewith.

Exhibit 24 Powers of Attorney of certain directors and officers of CFX, filed herewith.

Exhibit 99.1            Form of Proxy relating to Community Bankshares,
                        Inc., filed herewith.

Exhibit 99.2 Stock Option Agreement, included as Appendix B to the Proxy Statement and incorporated herein by reference.